

NEXTIER

2022 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number 001-37988

NexTier Oilfield Solutions Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	38-4016639
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3990 Rogerdale Rd Houston Texas	77042
(Address of principal executive offices)	(Zip code)

(713) 325-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of Each Exchange On Which Registered**
Common Stock, $0.01 par value	NEX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected to not use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock of the registrant held by non-affiliates of the registrant, computed by reference to the price at which the common stock was last sold on June 30, 2022, was approximately $1,776.0 million.

As of February 13, 2023, the registrant had 233,680,244 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2023 Annual Meeting of Stockholders, which will be filed with the United States Securities and Exchange Commission within 120 days of December 31, 2022, are incorporated by reference into Part III of this Annual Report on Form 10-K.

| Auditor Name: | KPMG LLP | Auditor Location: | Houston, Texas | Auditor Firm ID: | 185 |

TABLE OF CONTENTS

PART IV

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS AND INFORMATION

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future operating results and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. Statements of assumptions underlying or relating to our forward-looking statements are also forward-looking statements. Our forward-looking statements are generally accompanied by words such as "may," "should," "expect," "will," "believe," "plan," "anticipate," "could," "intend," "target," "goal," "project," "contemplate," "estimate," "predict," "potential," "outlook," "reflect," "forecast," "future," or "continue" or the negative of these terms or other similar expressions. Any forward-looking statements contained in this Annual Report on Form 10-K speak only as of the date on which we make them and are based upon our historical performance and on current plans, assumptions, estimates and expectations. Except as required by law, we have no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about and risks regarding the following:

- Our business strategy, plans, objectives, expectations and intentions;
- Our future operating results;
- Dependence on capital spending and well completion by the onshore oil and natural gas industry and demand for services in our industry;
- Crude oil and natural gas commodity prices and the volatility of these prices;
- Changing regional, national or global economic conditions, including oil and gas supply and demand and the impact of geopolitical conditions on those prices;
- The impact of adverse weather conditions;
- The competitive nature of the industry in which we conduct our business, including pricing pressures;
- The impact of pipeline and storage capacity constraints;
- The effects of government regulation, including regulations of hydraulic fracturing, regulations aimed at combating climate change, and the operating hazards of our business;
- The effect of a loss of, or the financial distress of, one or more customers and our ability to obtain or renew customer contracts;
- The effect of a loss of, or interruption in operations of, one or more key suppliers or materials, and the market price and availability of materials or equipment;
- Our ability to maintain the right level of commitments under our supply agreements;
- The impact of new technology on our business;
- Legal proceedings, liability claims and effect of external investigations;
- Our ability to obtain or renew permits, approvals and authorizations from governmental and third parties and to comply with applicable health, safety, and environmental regulations;
- Acquisitions, divestitures and future capital expenditures and the impact of those transactions and the related integration on our business;
- Environmental, social, and governance ("ESG") matters, including investor and public perception of our industry;
- Our ability to employ a sufficient number of skilled and qualified workers, including our executive officers;
- Our ability to service our debt obligations and access capital;
- The market volatility of our stock;
- The impact of ownership by Cerberus (through Keane Investor);
- The impact of our stock buyback program;
- The impact of our corporate governance structure;
- Our ability to maintain effective information technology systems and the impact of cybersecurity incidents on our business; and
- The impact of inflation on our business.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K or the factors and risks that may cause actual results to differ materially from the statements made.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations, assumptions and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section entitled Part I, "**Item 1A**. Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, circumstances, plans, intentions or expectations reflected in any forward-looking statements will be achieved or occur. Actual results, events or circumstances could differ materially from those described in such forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. *We undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.*

This Annual Report on Form 10-K includes market and industry data and certain other statistical information based on third-party sources including independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, we have not independently verified the accuracy or completeness of this information. Some data is also based on our own good faith estimates, which are supported by our management's knowledge of and experience in the markets and businesses in which we operate.

Market, industry or similar data presented herein involves risks and uncertainties and is subject to change based on various factors, including those discussed above and in Part 1, "**Item 1A**. Risk Factors" in this Annual Report on Form 10-K.

References Within This Annual Report

As used in this Annual Report on Form 10-K, unless the context otherwise requires, references to (i) the terms "Company," "NexTier," "we," "us" and "our" refer to NexTier Oilfield Solutions Inc. and its consolidated subsidiaries; (ii) the term "Keane Group" refers to Keane Group Holdings, LLC and its consolidated subsidiaries; (iii) the term "Keane Investor" refers to Keane Investor Holdings LLC; (iv) the term "Cerberus" refers to Cerberus Capital Management, L.P. and its controlled affiliates and investment funds; (v) the term "C&J" refers to C&J Energy Services, Inc.; (vi) the term "C&J Merger" refers to the consummation of the transactions described in that certain Agreement and Plan of Merger, dated as of June 16, 2019, by and among the C&J, us and King Merger Sub Corp., one of our wholly owned subsidiaries; (vii) the term "Alamo" refers to Alamo Pressure Pumping, LLC and its wholly owned subsidiaries; and (viii) the term "Alamo Acquisition" refers to the consummation of the transactions described in that certain Purchase agreement (the "Purchase Agreement"), by and among the Company and Alamo Frac Holdings, LLC.

As used in this Annual Report on Form 10-K, capacity in the hydraulic fracturing business refers to the total number of hydraulic horsepower, regardless of whether such hydraulic horsepower is active and deployed, active and not deployed or inactive. While the equipment and amount of hydraulic horsepower required for a customer project varies, we calculate our total number of fleets, as used in this Annual Report on Form 10-K, by dividing our total hydraulic horsepower by approximately 63,000 hydraulic horsepower.

BASIS OF PRESENTATION IN THIS ANNUAL REPORT ON FORM 10-K

The condensed consolidated financial statements for the period from January 1, 2020 to August 31, 2021 reflect only the historical results of the Company prior to the completion of the Alamo Acquisition.

For further details, see Note *(1) Basis of Presentation and Nature of Operations* of Part II, "**Item 8**. Financial Statements and Supplemental Data." For more details regarding the Alamo Acquisition, refer to Note *(3) Acquisitions*.

All information presented herein is based on our fiscal calendar. Unless otherwise stated, references to particular years, quarters, months or periods refer to our fiscal years and the associated quarters, months and periods of those fiscal years.

PART I

Item 1. Business

General description of the business

NexTier Oilfield Solutions Inc. is a predominately U.S. land focused oilfield service company, with a diverse set of well completion and production services across a variety of active and demanding basins. We provide our services through our operating subsidiaries to exploration and production ("E&P") customers. Our integrated solutions approach is focused on delivering efficiency, and our ongoing commitment to innovation helps our customers capitalize on technological advancements. NexTier is differentiated through four points of distinction, including safety performance, efficiency, partnership and innovation.

We were formed under the name Keane Group, Inc. as a Delaware corporation on October 13, 2016, to be a holding corporation as part of an organizational restructuring of Keane Group Holdings, LLC, which was formed March 1, 2011, and its subsidiaries, for the purpose of facilitating the initial public offering of shares of common stock of the Company in 2017. On January 25, 2017, we consummated an initial public offering ("IPO"). To effectuate the IPO, we completed a series of transactions reorganizing our business, resulting in the Company being a holding company with no material assets other than its ownership of Keane Group. In connection with the restructuring, the Keane Group entities became wholly owned subsidiaries of the Company.

On October 31, 2019, we completed a merger transaction with C&J Energy Services, Inc., a publicly traded Delaware corporation. Pursuant to this transaction, C&J was ultimately merged with and into our wholly owned merger subsidiary, with our subsidiary continuing as the surviving entity. On the effective date of the C&J Merger, we changed our name to "NexTier Oilfield Solutions Inc." Since 2013, our growth through acquisition strategy has resulted in the growth of the location and scale of our operational footprint, expansion of our customer base, addition of wireline operations, increase in our pumping capacity and expansion of our hydraulic fracturing operations by more than an additional 2.2 million hydraulic horsepower.

In March 2020, we divested the legal entities and the majority of the assets that comprised our Well Support Services segment.

On August 31, 2021, we completed the acquisition of Alamo Pressure Pumping, LLC and its wholly owned subsidiaries.

On August 3, 2022 the Company entered into and closed a definitive agreement to purchase substantially all assets (and assume certain lease liabilities) of the sand hauling, wellsite storage and last mile logistics businesses of Continental Intermodal Group LP ("CIG") and its subsidiaries (the "CIG Acquisition") from CIG, Continental Intermodal Group – Trucking, LLC ("Trucking") and CIG Logistics LLC (together with Trucking and CIG, "CIG Sellers").

We are currently organized into two reportable segments, consisting of:

- Completion Services, which consists of the following business lines: (1) hydraulic fracturing services; (2) wireline and pumping services; and (3) completion support services, which includes our Power Solutions natural gas fueling business, our proppant last mile logistics and storage business, and our research and technology ("R&T") department; and

- Well Construction and Intervention Services ("WC&I"), which consists of our cementing services.

Completion Services segment

Our completion services are designed in partnership with our customers to enhance both initial production rates and estimated ultimate recovery from new and existing wells. The core services provided through our Completion Services segment are hydraulic fracturing, wireline and pumping services. We utilize our in-house capabilities, including our R&T department and data control instruments business, to offer a technologically advanced and efficiency focused range of completion techniques. The majority of revenue for this segment is generated by our fracturing business.

Hydraulic Fracturing.   Hydraulic fracturing services are performed to enhance production of oil and natural gas from formations with low permeability and restricted flow of hydrocarbons. The process of hydraulic fracturing involves pumping a highly viscous, pressurized fracturing fluid, typically a mixture of water, chemicals and proppant, into a well casing or tubing in order to fracture underground mineral formations. These fractures release trapped hydrocarbon particles and free a channel for the oil or natural gas to flow freely to the wellbore for collection. Fracturing fluid mixtures include proppant that becomes lodged in the cracks created by the hydraulic fracturing process, "propping" them open to facilitate the flow of hydrocarbons upward through the well. In late 2020, we began evolving our completion service offerings to develop an integrated natural gas treatment and delivery solution. In 2021, we launched our Power Solutions business, which focuses on gas sourcing, compression, transport, decompression, treatment and related services for our fracturing operations. We believe this integration solution assists our customers by reducing emissions at the wellsite and throughout their operations. As part of our wellsite integration strategy to provide and integrate a variety of services for our customers at the wellsite to maximize efficiencies and profitability, in 2022, we acquired sand hauling, wellsite storage, and last mile logistics assets from CIG Sellers and rebranded the entire last mile logistics operation as NexMile Logistics. The assets acquired were combined with the Company's existing last mile logistics assets to create a leading player in the delivery and storage of proppant at the wellsite. We are committed to our Power Solutions, NexMile Logistics, and proppant management businesses and will look to further increase our investments in these services, in addition to the maintenance and investment in our core fracturing assets.

Wireline and Pumping Services.   Our wireline services involve the use of a truck equipped with a spool of wireline that is unwound and lowered into oil and natural gas wells to convey specialized tools or equipment for well completion, well intervention, pipe recovery and reservoir evaluation purposes. We offer our wireline services in conjunction with our hydraulic fracturing services in "plug-and-perf" well completions to maximize efficiency for our customers. "Plug-and-perf" is a multi-stage well completion technique for cased-hole wells that consists of pumping a plug and perforating guns to a specified depth. Once the plug is set, the zone is perforated and the tools are removed from the well, a ball is pumped down to isolate the zones below the plug and the hydraulic fracturing treatment is applied. In addition, we offer wireline and pumping services that are not integrated with our fracturing services. We are one of the leading providers of perforating, pumpdown, pipe recovery, pressure pumping, and wellsite make-up and pressure testing services. We are highly experienced in safely servicing deep, high-pressure, high-temperature wells in some of the most active onshore basins in the United States. Our in-house manufacturing capabilities through our R&T department allow us to manage costs and lead times with regard to hardware and perforating guns, switches and accessories, providing us with a competitive advantage and enabling higher returns.

Well Construction and Intervention Services segment

Cementing.   Our cementing services incorporate custom engineered mixing and blending equipment to ensure precision and accuracy in providing annulus isolation and hydraulic seal, while protecting fresh water zones from our customers' zone of interest. Our cement division has the expertise to cement shallow to complex high temperature, high pressure wells. We also offer engineering software and technical guidance for remedial cementing applications and acidizing to optimize the performance of our customers' wells. We are one of the largest providers of specialty cementing services in the United States. Our operations are supported by multiple full-service laboratory facilities with advanced capabilities.

Coiled Tubing.   On August 1, 2022, we sold our coiled tubing assets to Gladiator Energy LLC. For additional information on this transaction, see Note *(21) Business Segments* of Part II, "**Item 8**. Financial Statements and Supplemental Data." Prior to the sale, the Company provided a range of coiled tubing services used for fracturing plug drill-out during completion operations and for well workover and maintenance, primarily on a spot market basis. Jobs for these services were typically short-term in nature, lasting anywhere from a few hours to multiple days.

Well Support Services segment

On March 9, 2020 we sold our Well Support Services Segment. For additional information on this transaction, see Note *(21) Business Segments* of Part II, "**Item 8**. Financial Statements and Supplemental Data." Prior to the sale, our Well Support Services segment focused on post-completion activities at the well site, and includes rig services, such as workover, fluids management, and other specialty well site services. The majority of revenue for this segment was generated by our rig services business, and we considered our rig services and fluids management businesses to be our primary service lines within this reportable segment.

Business strategy

As part of our integration under the NexTier name, introspection by the resulting management team refined our business mission as one to responsibly grow and continuously improve our business in a way that maximizes stockholder value by taking care of our people, our customers, our communities and the environment. Our principal business objective is to deliver integrated, environmentally conscious completion services that help enable our customers to safely and affordably unlock sources of energy. We believe that by successfully deploying this strategy, we can deliver industry leading returns and increase stockholder value. We maintain a strict focus on health, safety and environmental stewardship and cost-effective customer-centric solutions. We expect to achieve this objective through:

- developing and expanding our relationships with existing and new customers;

- continuing our exemplary safety performance;

- investing further in driving efficiencies and environmental stewardship, including through our digital platform, last mile logistics business, and evolving Power Solutions offering;

- maintaining a conservative balance sheet to preserve operational and strategic flexibility; and

- continuing to evaluate potential consolidation opportunities that strengthen our capabilities, increase our scale and create stockholder value.

For further discussion on the business strategies we plan to continue executing in 2023, see Part II, "**Item 7**. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Customers

Our customers primarily include major integrated and large independent oil and natural gas E&P companies. Significant customers are those that individually account for 10% or more of the Company's consolidated revenue. For the year ended December 31, 2022, revenue from one customer individually represented approximately 10% of the Company's consolidated revenue. This customer represented $311.8 million of our consolidated revenue in the Completions Services segment. For the year ended December 31, 2021, one customer individually represented 14% of the Company's consolidated revenue. This customer represented $193.4 million of our consolidated revenue in the Completions Services segment. For the year ended December 31, 2020, two customers individually represented more than 10% and collectively represented $188.6 million or 16% and $160.5 million or 13% of our consolidated revenue in the Completions Services segment.

Competition and Sales

The markets in which we operate are highly competitive with significant potential for fluctuation in capacity. Projects are often awarded on a bid basis, which tends to increase the highly competitive nature of the environment in which we operate. We provide services in various geographic regions, predominately across the U.S., and the competitive landscape varies in each region. Utilization and pricing for our services have, from time to time, been both positively and negatively affected by changes in supply and demand dynamics in our operating areas and geographic markets. The COVID-19 pandemic negatively impacted demand and pricing for our services in 2020 and 2021, which resulted in a rationalization of supply of frac equipment. Industry demand then recovered in 2022 and the industry was not able to fully meet this demand given supply reductions in 2020 and 2021. This resulted in an increase in pricing in 2022 as utilization tightened. See additional discussion in Part II, "**Item 7.** Management's Discussion and Analysis of Financial Condition and Results of Operations". Our major competitors for both our Completions Services and Well Construction and Intervention Services segments include Halliburton Company, Liberty Oilfield Services Inc., Patterson-UTI Energy, Inc., ProPetro Services, Inc., RPC, Inc., and ProFrac Holding Corp. We also compete regionally in each segment with a significant number of smaller service providers.

Historically, our core competitive factors in the markets we serve have been our multi-basin service capability and close proximity to our customers, technical expertise, equipment reliability, work force competency, efficiency, safety record, reputation, experience and prices. While these factors continue to dominate, we believe that our customers have begun to look beyond these core requirements to prefer suppliers that can provided integrated solutions that align the incentives of operators and service providers.

While we seek to be competitive in our pricing, we believe many of our customers have elected to work with us based on our customer-tailored partnership approach, our safety record, the performance and competency of our crews and the quality of our equipment and our services. We seek to differentiate ourselves from our competitors by delivering the highest-quality services and equipment possible, coupled with superior execution and operating efficiency, resulting in cost effective operations and a safe working environment. NexTier has also been developing and building its digital program for some time. We believe our digital program, continued investment in diesel substitution, as evidenced by the expected delivery in 2023 of our first electric fleet and the continued investments in dual fuel capabilities equipment, and our integrated natural gas treatment and delivery solution are important to achieving emissions reductions initiatives, both for us and our customers, and provide a competitive differentiating factor.

Raw materials

We purchase a wide variety of raw materials, parts, and components that are manufactured and supplied for our operations. We are not dependent on any single source of supply for those parts, supplies or materials. To date, we have generally been able to obtain the equipment, parts and supplies necessary to support our operations on a timely basis. While we believe we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, this may not always be the case. In addition, certain materials for which we do not currently have long-term supply agreements could experience shortages and significant price increases in the future.

For the year ended December 31, 2022, there were no suppliers that individually represented more than 5% of the Company's overall purchases. For the years ended December 31, 2021 and 2020, there was one supplier that individually represented approximately 5% of the Company's overall purchases, and such purchases were primarily incurred within the Completion Services segment.

Research & technology and intellectual property

We have invested in technological advancement, including the development of a state-of-the-art innovation center staffed by a team of highly skilled digital professionals and engineers. Our innovation efforts have been focused on fit-for-purpose solutions designed to enhance our service offerings, increase efficiencies, lower our operating costs, optimize capital expenditures and add value for our customers. This includes developing an innovative digital infrastructure, NexHub, which is an internal, real-time, digital platform that allows around-the-clock remote operations support across the majority of our active fleets. Driven by artificial intelligent logistics and digital operations engineering, NexHub provides key benefits of remote operations to allow for less employees at the well-site, extended equipment life through equipment health monitoring with machine learning and generated alerts, rapid response and adjustment to changing wellsite and equipment conditions, enhanced service quality, and powers data driven decisions.

Our research and development and digital initiatives generate recurring cost savings for our integrated completion services operations, which is central to our overall strategy of proactively managing our costs to maximize returns. Several of these investments provide value-added products and services that, in addition to producing revenue, are creating increasing demand from key customers. In our day-to-day operations, we utilize equipment and products manufactured by our vertically integrated businesses which are managed through our innovation center, and we may also sell such equipment and products to third-party customers in the global energy services industry. We believe that our focus on innovation, with the objective of reducing costs and improving sustainability of our operations, provides a strategic benefit through the ability to fund, develop, and implement new technologies and quickly respond to changes in customer requirements and industry demand.

We own a number of patents and have pending certain patent applications covering various products and services. We are also licensed to utilize technology covered by patents owned by others. Furthermore, we believe the information regarding our customer and supplier relationships are valuable proprietary assets, and we have common law and registered trademarks for various names under which our entities conduct business or provide products or services. We do not own or license any patents, trademarks or other intellectual property that we believe to be material to the success of our business.

Seasonality

Our results of operations have historically reflected seasonal tendencies, generally in the first and fourth quarters, related to the conclusion and restart of our customers' annual capital expenditure budgets, the holidays and inclement winter weather, during which we may experience declines in our operating results. Our operations in North Dakota and Pennsylvania are particularly affected by seasonality due to inclement winter weather. During the spring and summer months, our operations in certain areas may be impacted by transportation restrictions due to the work-site conditions caused by the spring thaws or tropical weather systems or may be halted for short periods due to extreme heat conditions.

Human capital resources

NexTier is committed to conducting our activities in a safe and responsible manner, while fostering a culture to treat every person with respect and dignity. We seek to attract, retain and develop high quality talent who can drive the success of our business while emulating our core values.

General

As of December 31, 2022, we had 4,302 employees, of which, approximately 83% were compensated on an hourly basis. This was approximately a 29% increase from the 3,340 employees we had on December 31, 2021. Our employees are neither covered by collective bargaining agreements, nor are they members of labor unions. While we consider our relationship with our employees to be satisfactory, disputes may arise over certain classifications of employees that are customary in the oilfield services industry. We are not aware of any potentially adverse matters involving our employment practices on a company-wide level.

Health and Safety

In our industry, a strong safety record is key to attracting and retaining top-tier customers and employees. We believe we are among the safest service providers in the industry. In 2022, we achieved a total recordable incident rate of 0.59, which is less than the 0.90 incident rate derived from an industry average from 2017 to 2021. We believe total recordable incident rate is a reliable measure of safety performance.

We offer comprehensive health and welfare, disability, and retirement benefits to eligible employees. The core health and welfare benefits are supplemented with discount programs for health-related goods and services, a variety of voluntary benefits and paid time off programs. Health benefits include low-cost telehealth services as well as mental and behavioral health resources, including on-demand access to an Employee Assistance Program for employees and their dependents.

Growth and Development

Hiring, developing and retaining quality employees is important to maximize the success of our operations. We actively foster a learning culture by supporting our employees' professional development, providing an on-demand learning platform, and empowering them to drive their career progression. Competency assessments drive skill development plans and succession plans drive leadership development plans. To further support these objectives, we have designed human resources programs to:

- Enhance the company culture through employee experiences, policies and practices aimed at making the workplace more safe, healthy and inclusive;

- Align leader and team member behaviors to our purpose;

- Facilitate talent acquisition to create a high-performing and diverse workforce;

- Reward employees through competitive pay and benefits;

- Develop employees at all levels through learning strategies focused on new skills required to support operational excellence and advancement within the Company; and

- Evolve and invest in technology and other resources that enable employees to learn and grow more effectively.

Material government regulation

Our operations are subject to stringent and complex federal, state and local laws, rules and regulations relating to the oil and natural gas industry including the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Numerous governmental agencies, such as the Environmental Protection Agency (the "EPA") and its state equivalents, issue regulations to implement and enforce these laws, which often require costly compliance measures. Failure to comply with these laws and regulations may result in the assessment of substantial administrative, civil and criminal penalties, expenditures associated with exposure to hazardous materials, remediation of contamination, property damage and personal injuries, imposition of bond requirements, and restricting permits or other authorizations, as well as the issuance of injunctions limiting or prohibiting our activities. In addition, some laws and regulations relating to protection of the environment may, in certain circumstances, impose strict liability for environmental contamination, rendering a person liable for environmental damages and clean-up costs without regard to negligence or fault on the part of that person. Strict compliance with these regulatory requirements increases our cost of doing business and consequently affects our profitability. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements, including those that result in any limitation, suspension or moratorium on the services we provide, whether or not short-term in nature, by federal, state, regional or local governmental authority, could have a material adverse effect on our business, financial condition and results of operations.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or the "Superfund law"), and comparable state laws impose liability on certain classes of persons that are considered to be responsible for the release of hazardous or other state-regulated substances into the environment. These persons include the current owner or operator of the site and the owner or operator of the site at the time of the release and the parties that disposed or arranged for the disposal or treatment of hazardous or other state-regulated substances that have been released at the site. Under CERCLA, these persons may be subject to strict liability, joint and several liability, or both, for the costs of investigating and cleaning up hazardous substances that have been released into the environment, damages to natural resources and human health without regard to fault. In addition, companies that incur CERCLA liability frequently confront claims by neighboring landowners and other third parties for personal injury and property damage allegedly caused by the release of hazardous or other regulated substances or pollutants into the environment.

The federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 ("RCRA"), and analogous state laws generally excludes oil and gas exploration and production wastes (e.g., drilling fluids, produced waters) from regulation as hazardous wastes. However, these wastes remain subject to potential regulation as solid wastes under RCRA and as hazardous waste under other state and local laws. Wastes from some of our operations (such as, but not limited to, our chemical development, blending and distribution operations, as well as some maintenance and manufacturing operations) are or may be regulated under RCRA and analogous state laws under certain circumstances. Further, any exemption or regulation under RCRA does not alter treatment of the substance under CERCLA. The impact of future revisions to environmental laws and regulations cannot be predicted. Moreover, stricter standards for waste handling and disposal may be imposed on the oil and natural gas industry in the future. Removal of RCRA's exemption for exploration and production wastes has the potential to significantly increase waste disposal costs, which in turn will result in increased operating costs and could adversely impact our business and results of operations. Naturally Occurring Radioactive Materials ("NORM") may contaminate extraction and processing equipment used in the oil and natural gas industry. The waste resulting from such contamination is regulated by federal and state laws. Standards have been developed for: worker protection; treatment, storage, and disposal of NORM and NORM waste; management of NORM-contaminated waste piles, containers and tanks; and limitations on the relinquishment of NORM contaminated land for unrestricted use under RCRA and state laws. It is possible that we may incur costs or liabilities associated with elevated levels of NORM.

The Federal Water Pollution Control Act (the "Clean Water Act") and comparable state statutes impose restrictions and strict controls regarding the discharge of pollutants into waters of the United States or state waters. The discharge of pollutants into jurisdictional waters is prohibited unless the discharge is permitted by the EPA or applicable state agencies. The Clean Water Act also prohibits the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. Clean Water Act program predictability and consistency have been uncertain for several years due to regulatory changes concerning clarity as to the scope of 'waters of the United States' federally regulated under the Act and litigation over those changes. The process for obtaining permits required by the Clean Water Act and analogous state laws has the potential to delay the development of natural gas and oil projects. Also, spill prevention, control and countermeasure regulations imposed under federal law require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a hydrocarbon tank spill, rupture or leak.

In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Moreover, the Oil Pollution Act of 1990 ("OPA") imposes a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages, including natural resource damages, resulting from such spills in waters of the United States. A responsible party includes the owner or operator of an onshore facility. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the OPA, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

From time to time, releases of materials or wastes have occurred at locations we own or at which we have operations. These properties and the materials or wastes released thereon may be subject to CERCLA, RCRA, the federal Clean Water Act, the Safe Drinking Water Act (the "SDWA") and analogous state laws. Under these laws or other laws and regulations, we have been and may be required to remove or remediate these materials or wastes and make expenditures associated with personal injury or property damage. At this time, with respect to any properties where materials or wastes may have been released, it is not possible to estimate the potential costs that may arise from unknown, latent liability risks.

There has been increasing public controversy regarding hydraulic fracturing and its use of fracturing fluids, including potential impacts of the process on drinking water supplies, on the use of water and the potential for impacts to surface water, groundwater and the general environment. Companion bills entitled the Fracturing

Responsibility and Awareness of Chemicals Act ("FRAC Act") were first introduced in the United States Congress in 2009 and successor bills have been reintroduced in the House of Representatives on multiple occasions, most recently in July 2019. The 116th Congress did not act on that legislation before the session adjourned on January 3, 2021; it is possible that a version of the FRAC Act could be introduced for consideration by the 118th Congress. If the FRAC Act and other similar legislation were to pass, the legislation could significantly alter regulatory oversight of hydraulic fracturing. Currently, unless the fracturing fluid used in the hydraulic fracturing process contains diesel fuel, hydraulic fracturing operations are exempt from permitting under the Underground Injection Control ("UIC") program established by the SDWA but are subject to regulation by state oil and gas commissions. The FRAC Act would remove this exemption and subject hydraulic fracturing operations to permitting requirements under the UIC program. The FRAC Act and other similar bills propose to also require persons conducting hydraulic fracturing to disclose the chemical constituents of their fracturing fluids to a regulatory agency, although they would not require the disclosure of the proprietary formulas except in cases of emergency. Currently, several states require public disclosure of non-proprietary chemicals on FracFocus.org and other equivalent Internet sites. Disclosure of our proprietary chemical formulas to third parties or to the public, even if inadvertent, could diminish the value of those formulas and could result in competitive harm to our business. Moreover, in response to seismic events near underground injection wells used for the disposal of oil and gas-related wastewater, federal and some state agencies have begun investigating whether such wells have caused increased seismic activity, and some states have imposed volumetric injection limits, shut down or imposed moratoria on the use of such injection wells. At this time, it is not clear what action, if any, the United States Congress will take on the FRAC Act or other related federal and state bills, or the ultimate impact of any such legislation.

If the FRAC Act or similar legislation becomes law, or the Department of the Interior or another federal agency asserts jurisdiction over certain aspects of hydraulic fracturing operations, additional regulatory requirements could be established at the federal level that could lead to operational delays or increased operating costs, making it more difficult to perform hydraulic fracturing and increasing the costs of compliance and doing business for us and our customers. States in which we operate have considered and may again consider legislation that could impose additional regulations and/or restrictions on hydraulic fracturing operations. At this time, it is not possible to estimate the potential impact on our business of these state actions or the enactment of additional federal or state legislation or regulations affecting hydraulic fracturing.

In addition, at the direction of Congress, the EPA undertook a study of the potential impacts of hydraulic fracturing on drinking water and groundwater and issued its report in December 2016. The EPA report states that there is scientific evidence that hydraulic fracturing activities can impact drinking water resources under some circumstances and identifies certain conditions in which the EPA believes the impact of such activities on drinking water and groundwater can be more frequent or severe. The EPA study could spur further initiatives to regulate hydraulic fracturing under the SDWA or otherwise. Similarly, other federal and state studies may recommend additional requirements or restrictions on hydraulic fracturing operations.

Any regulation that restricts the ability to dispose of produced waters or increases the cost of doing business could cause curtailed or decreased demand for our services and have a material adverse effect on our business. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular or prohibit the performance of well drilling in general or hydraulic fracturing in particular. We believe that we follow applicable standard industry practices and legal requirements for groundwater protection in our hydraulic fracturing activities. If new federal, state or local laws or regulations that significantly restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities and make it more difficult or costly to perform hydraulic fracturing. Any such regulations limiting or prohibiting hydraulic fracturing could result in decreased oil and natural gas exploration and production activities and, therefore, adversely affect demand for our services and our business.

The federal Clean Air Act and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed and continues to develop stringent regulations governing emissions of toxic air pollutants from specified sources. We are or may be required to obtain federal and state permits in connection with certain operations conducted in our manufacturing and maintenance facilities. These permits impose certain conditions and restrictions on our operations, some of which require significant expenditures for filtering or other emissions control devices at each of our manufacturing and maintenance facilities. Changes in these requirements, or in the permits we operate under, could increase our costs or limit certain activities. Many of these regulatory requirements, including New Source Performance Standards and Maximum Achievable Control Technology standards, have been made more stringent over time as a result of stricter national ambient air quality standards ("NAAQS") and other air quality protection goals adopted by the EPA. Also, in November 2022, the EPA issued a supplemental notice of proposed rulemaking aimed at comprehensive emissions reduction from both new and existing sources in the oil and natural gas industry. State implementation of a revised NAAQS or final emission performance standard could result in stricter permitting requirements, delay or prohibit our ability to obtain such permits, and result in increased expenditures for pollution control equipment, the costs of which could be significant.

Exploration and production activities on federal lands may be subject to review under the National Environmental Policy Act ("NEPA"). NEPA requires federal agencies, including the Department of the Interior, to evaluate major agency actions that have the potential to significantly impact the environment. In the course of such evaluations, an agency—potentially in coordination with other responsible agencies—will prepare an environmental assessment of the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed environmental impact statement that may be made available for public review and comment. All of our activities and our customers' current E&P activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. The NEPA review process has the potential to delay the permitting and subsequent development of oil and natural gas projects.

Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, migratory birds, wetlands and natural resources. These statutes include the Endangered Species Act, the Migratory Bird Treaty Act, the Clean Water Act and CERCLA. Government entities or private parties may act to prevent oil and gas exploration activities or seek damages where harm to species, habitat or natural resources may result from the filling of jurisdictional streams or wetlands, the construction of oil and gas facilities or the release of oil, wastes, hazardous substances or other regulated materials. The U.S. Fish and Wildlife Service must also designate the species' critical habitat and suitable habitat as part of the effort to ensure survival of the species. A critical habitat or suitable habitat designation could result in further material restrictions to land use and may materially delay or prohibit land access for oil and natural gas development. If our customers were to have areas within their business and operations designated as critical or suitable habitat or a protected species, it could decrease demand for our services and have a material adverse effect on our business. At this time, it is not possible to estimate the potential impact on our business of these speculative federal, state or private actions or the enactment of additional federal or state legislation or regulations with respect to these matters.

More stringent laws and regulations relating to climate change may be adopted in the future and could cause us to incur additional operating costs or reduce the demand for our services. The EPA has determined that emissions of carbon dioxide, methane, and other greenhouse gases ("GHGs") present an endangerment to the environment because emissions of such gases are, according to the EPA and many scientists, contributing to the warming of the earth's atmosphere and other climatic changes. Based on these findings, EPA has adopted regulations that restrict emissions of GHGs under existing provisions of the CAA, including rules that require preconstruction and operating permit reviews for GHG emissions from certain large stationary sources.

The EPA has proposed and finalized a number of rules requiring various industry sectors to track and report, and, in some cases, control greenhouse gas emissions. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified GHG sources, including, among others, certain oil and natural gas production facilities, on an annual basis. A 2016 EPA final rule package included first-time standards to address emissions of methane from equipment and processes across the source category, including hydraulically fractured oil and natural gas wells. However, regulatory developments to ease or rescind these rules have created uncertainty as to their impact on the oil and gas industry, and EPA issued a supplemental notice of proposed rulemaking in November 2022 aimed at further addressing methane emissions.

While the long-term trajectory of future greenhouse regulations remains unsettled, the current administration has clearly articulated a goal of reducing greenhouse gas emissions and use. For example in January of 2021, President Biden issued an Executive Order that, among other things, declared climate change to be a crisis requiring significant short-term global reduction in greenhouse gas emissions and net-zero global emissions by mid-century or before. The order instructs every government agency to make combatting climate change an essential element of its agenda. In response, in November 2021, EPA proposed further regulation of methane emissions from the oil and gas sector, including new performance standards for certain new and existing sources. In October 2021, the Department of the Interior released a climate adaptation and resilience plan, outlining how it intends to address climate change risks, impacts, and vulnerabilities, including transitioning to a clean energy economy. It is unclear whether Congress will take further action on greenhouse gases, for example, to further regulate greenhouse gas emissions or alternatively to statutorily limit the EPA's authority over greenhouse gases. However, almost one-half of the states have established or joined GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions or major producers of fuels to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall greenhouse gas emission reduction goal. Restrictions on emissions of methane or carbon dioxide that may be imposed in various states could adversely affect the oil and natural gas industry and, therefore, could reduce the demand for our products and services.

Climate change regulation may also impact our business positively by increasing demand for natural gas for use in producing electricity and as a transportation fuel. Currently, our operations are not materially adversely impacted by existing state and local climate change initiatives. At this time, we cannot accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business, including the impact of the SEC's proposed rules regarding climate related disclosures.

We are subject to the requirements of the federal Occupational Safety and Health Act, which is administered and enforced by the Occupational Safety and Health Administration, commonly referred to as OSHA, and of comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances. OSHA continues to evaluate worker safety and to propose new regulations, such as but not limited to, the rule regarding respirable silica sand, which required the oil and gas industry to implement engineering controls and work practices to limit exposures below the new limits by June 23, 2021.

Among the services we provide, we operate as a motor carrier and therefore are subject to regulation by the United States Department of Transportation ("DOT") and various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations; regulatory safety; hazardous materials labeling, placarding and marking; financial reporting; and certain mergers, consolidations and acquisitions. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive in any specific period and requiring onboard black box recorder devices or limits on vehicle weight and size, and setting minimum training standards for new drivers seeking a commercial driver's license. Certain motor vehicle operators are required to register with the DOT. This registration requires an acceptable operating record. The DOT periodically conducts compliance reviews and may revoke registration privileges based on certain safety performance criteria, and a revocation could result in a suspension of operations.

Interstate motor carrier operations are subject to safety requirements prescribed by DOT. To a large degree, intrastate motor carrier operations are subject to safety regulations that mirror federal regulations. Such matters as weight and dimensions of equipment are also subject to federal and state regulations. DOT regulations also mandate drug testing of drivers. From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Some of our operations utilize equipment that contains sealed, low-grade radioactive sources. Our activities involving the use of radioactive materials are regulated by the United States Nuclear Regulatory Commission ("NRC") and state regulatory agencies under agreement with the NRC. Standards implemented by these regulatory agencies require us to obtain licenses or other approvals for the use of such radioactive materials. Our Wireline operations utilize materials regulated by the Bureau of Alcohol, Tobacco, Firearms, and Explosives. We are required to obtain permits and provide guarantees in the form of internal procedures to maintain compliance. We believe that we have obtained these licenses and approvals as necessary and applicable. Numerous governmental agencies issue regulations to implement and enforce these laws, for which compliance is often costly and difficult. The violation of these laws and regulations may result in the denial or revocation of permits, issuance of corrective action orders, injunctions prohibiting some or all of our operations, assessment of administrative and civil penalties, and even criminal prosecution. In addition, releases of radioactive material or mishandling of explosives could result in substantial remediation costs and potentially expose us to third-party property damage or personal injury claims.

We seek to minimize the possibility of a pollution event through equipment and job design, as well as through training of employees. We also maintain a pollution risk management program that is activated in the event a pollution event occurs. This program includes an internal emergency response plan that provides specific procedures for our employees to follow in the event of a chemical release or spill. In addition, we have contracted with several third-party emergency responders in our various operating areas that are available on a 24-hour basis to handle the remediation and clean-up of any chemical release or spill. We carry insurance designed to respond to fortuitous environmental pollution events. This insurance portfolio has been structured in an effort to address pollution incidents that result in bodily injury or property damage and any ensuing clean up required at our owned facilities, as a result of the mobilization and utilization of our fleets, as well as any environmental claims resulting from our operations.

We also seek to manage environmental liability risks through provisions in our contracts with our customers that generally allocate risks relating to surface activities associated with the hydraulic fracturing process, other than water disposal, to us and risks relating to "down-hole" liabilities to our customers. Our customers are responsible for the disposal of the fracturing fluid that flows back out of the well as waste water, for which they use a controlled flow-back process. We are not involved in that process or the disposal of the resulting fluid. Our contracts generally require our customers to indemnify us against pollution and environmental damages originating below the surface of the ground or arising out of water disposal, or otherwise caused by the customer, other contractors or other third parties. In turn, we generally indemnify our customers for pollution and environmental damages originating at or above the surface caused solely by us. We seek to maintain consistent risk-allocation and indemnification provisions in our customer agreements to the extent possible. Some of our contracts, however, contain less explicit indemnification provisions, which typically provide that each party will indemnify the other against liabilities to third parties resulting from the indemnifying party's actions, except to the extent such liability results from the indemnified party's gross negligence, willful misconduct or intentional act.

Overall, we do not currently anticipate that compliance with existing environmental laws and regulations will have a material effect on our financial condition or results of operations. It is possible, however, that substantial costs for compliance or penalties for non-compliance may be incurred in the future. Moreover, it is possible that other developments, such as the adoption of stricter environmental laws, regulations, and enforcement policies, could result in additional costs or liabilities that we cannot currently quantify.

Insurance

Our operations are subject to hazards inherent in the oil and natural gas industry, including blowouts, explosions, cratering, fires, oil spills, surface and underground pollution and contamination, hazardous material spills, loss of well control, damage to or loss of the wellbore, formation or underground reservoir, damage or loss from the use of explosives and radioactive materials, and damage or loss from inclement weather or natural disasters. These conditions can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and wildlife, and interruption or suspension of operations, among other adverse effects. In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry.

Additionally, our business involves, and is subject to hazards associated with, the transportation of heavy equipment and materials, as well as heavily regulated explosive and radioactive materials. Regularly having a significant number of both commercial and non-commercial motor vehicles on the road creates a high risk of vehicle accidents. The occurrence of a serious accident involving our employees, equipment and/or services, could result in our being named as a defendant to a lawsuit asserting significant claims, and we may also be liable to indemnify certain third-parties, specifically including its customers, for large claims for damages in situations where our employees, equipment and/or services were involved.

Despite our efforts to maintain high safety standards, we from time to time have experienced accidents in the past, and we anticipate that we could experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, as well as our relationships with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other adverse effects on our financial condition and results of operations.

We carry a variety of insurance coverages for our operations, and we are partially self-insured for certain claims, in amounts that we believe to be customary and reasonable. However, our insurance may not be sufficient to cover any particular loss or may not cover all losses. Historically, insurance rates have been subject to various market fluctuations that may result in less coverage, increased premium costs, or higher deductibles or self-insured retentions.

Availability of filings

Our Annual reports on Form 10-K, Quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on our internet web site at www.nextierofs.com, as soon as reasonably practicable after we have electronically filed the material with, or furnished it to, the Securities and Exchange Commission (the "SEC"). The SEC maintains an internet site that contains our reports, proxy and information statements and our other SEC filings. The address of that web site is https://www.sec.gov/.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website at https://investors.nextierofs.com/ir-home. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases and blogs as part of our investor relations website. We have used, and intend to continue to use, our investor relations website as means of disclosing material information and for complying with our disclosure obligations under Regulation Fair Disclosure. Further corporate governance information, including our certificate of incorporation, bylaws, governance guidelines, board committee charters and code of business conduct and ethics, is also available on our investor relations website under the heading "Corporate Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

RISK FACTORS

An investment in our securities involves a variety of risks. In addition to the other information included or incorporated by reference in this annual report, the following risk factors should be carefully considered, as they could have a significant adverse impact on our business, financial condition and results of operations. These risks could cause our future results to differ materially from historical results and from guidance we may provide regarding our expectations of future financial performance. These risk factors do not identify all risks that we face; our operations could also be affected by factors, events, or uncertainties that are not presently known to us or that we currently do not consider to present material risks to our operations. In addition, the global economic and political climate amplifies many of these risks. All forward-looking statements made by us or on our behalf are qualified by the risks described below.

Summary of Risk Factors

Risks Related to Our Industry

- Dependence upon domestic capital spending and well completions by the onshore oil and natural gas industry (which is volatile);
- Instability of oil and natural gas prices;
- Adverse weather conditions impact demand services and influence costs;
- The energy services industry's inherent operating hazards;

Risks Related to Our Business

- Detrimental performance by, or credit risk of, our customers;
- High capital costs of maintenance, upgrades, refurbishment and replacement of assets;
- Delays in deliveries, increases in costs or unavailability of key materials for our operations;
- Over commitments to certain supply agreements;
- New technologies developed by third parties impacting competitiveness; and
- Litigation and other proceedings, including claims for personal injury and property damage.

Risks Related to Government Regulation, Laws and Compliance

- Laws and regulations regarding health, safety and protection of the environment increasing costs of doing business, penalties, damages or costs of remediation or implicate corrective measures;
- Challenges obtaining or renewing permits or authorizations for our or our customers' operations;
- Existing or future laws, regulations, court orders or other initiatives limiting GHG methane emissions;
- Violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws;
- Changes in transportation regulations may increase our costs and negatively impact our results of operations; and
- Changes in tax rates, the adoption of new tax legislation and tax audits.
- Legislative and regulatory initiatives prohibiting or impairing hydraulic fracturing operations;
- Laws and regulations addressing greenhouse gases and climate change and investor and public perception of our compliance with such requirements;

Strategic Risks

- Successful identification and consummation of beneficial acquisitions, dispositions and investments;
- Time-consuming and costly integration of any acquisitions;

- Investor and public perception regarding our ESG practices could impact our reputation; and
- Ability to effectively and timely address our sustainability and reduce our carbon footprint.

Risks Related to Human Capital

- Loss or unavailability of any of our executive officers or other key employees; and
- Ability to employ a sufficient number of key employees, technical personnel and qualified workers.

Risks Related to Our Indebtedness

- Our substantial level of indebtedness;
- Ability to incur additional debt, despite our current indebtedness levels;
- Restrictive covenants in our agreements governing our indebtedness;
- Our variable rate debt that is subject to interest rate fluctuations; and
- Potential reduction or expiration of our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes.

Risks Related to Our Common Stock

- The price of our common stock may be volatile or may decline regardless of our operating performance;
- Stockholders may be diluted by the future issuance of additional common stock;
- Keane Investor and Cerberus own a significant amount of our common stock and continue to have influence over us;
- Our stock buyback program may not be fully consummated or deliver expected results;
- Stockholder actions and/or acquisition of the Company is impacted by restrictive provisions in our charter documents, certain agreements governing our indebtedness, our Stockholders' Agreement (as defined herein) and Delaware law; and
- The Court of Chancery of the State of Delaware is the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders under our formation documents.

General Risks

- Cyber security risks;
- Failure of our information technology systems;
- Sustained inflation could result in increased operating costs;
- Economic impact of epidemic diseases, such as COVID-19; and
- Adverse effects of global economic and geopolitical conditions. of our common stock may be volatile or may decline regardless of our operating performance;

The following discussion of "risk factors" identifies the most significant factors that may adversely affect our business, operations, financial position or future financial performance. This information should be read in conjunction with Management's Discussion and Analysis and the consolidated financial statements and related notes, as well as other information included and incorporated by reference in this Form 10-K, and the other reports and materials we file with the SEC. These factors could cause future results to differ from those in forward-looking statements and from historical trends.

Risks Related to Our Industry

Our business depends on domestic capital spending and well completions activity by the onshore oil and natural gas industry and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition.

Our business is cyclical and is directly affected by capital spending by our customers to explore for, develop and produce oil and natural gas in the United States. These expenditures are volatile and generally dependent on our customers' views of future demand for oil and gas and future oil and gas prices, as well as our customers' ability to access capital. Reduced capital spending by our customers may result in a decline in the demand for our services or adversely affect the price of our services. Furthermore, a decrease in the development of oil and natural gas reserves in the U.S. may also have an adverse impact on our business, even in an environment of strong oil and natural gas prices.

Some of the items that may impact our customer's capital spending include:

- Oil and natural gas prices;

- The inability of our customers to access capital on economically advantageous terms, which may be impacted by, among other things, a decrease of investors' interest in hydrocarbon producers because of environmental and sustainability initiatives;

- Restrictions on our customers' ability to bring their produced oil and natural gas to market due to infrastructure limitations;

- Changes in customers' capital allocation, including an increased allocation to the production of renewable energy, leading to less focus on oil and natural gas production growth;

- The consolidation of our customers; and

- Adverse developments in the business or operations of our customers, including write-downs of oil and natural gas reserves and borrowing base reductions under customers' credit facilities.

- Federal, state and local regulation and restriction of hydraulic fracturing and other oilfield service activities, such as water disposal and exploration and production activities; and

- Advances in exploration, development and production technologies or in technologies affecting energy consumption.

The volatility of oil and natural gas prices may adversely affect the demand for our services and negatively impact our results of operations.

The demand for our services is substantially influenced by current and anticipated crude oil and natural gas commodity prices. Historically, prices for crude oil and natural gas have been extremely volatile, and these prices are expected to experience continued volatility. Volatility or weakness in crude oil and natural gas commodity prices (or the perception that crude oil and natural gas commodity prices will decrease) affects the operational and capital spending patterns of our customers. This volatility may result in a decline in the demand for our services or adversely affect the price of our services.

Factors affecting the price of oil and natural gas include:

- The level of supply and demand for natural gas;

- The cost of exploring for, developing and producing oil and natural gas;

- The rates at which new oil and natural gas reserves are discovered;

- Worldwide political, military, and economic conditions;

- Actions of the Organization of the Petroleum Exporting Countries, its members and other state-controlled oil companies ("OPEC+") relating to oil price and production controls;

- The level of oil and natural gas production in the U.S. and by other non-OPEC+ countries;

- Disruptions due to natural disasters, weather conditions, pandemics or epidemics and similar factors; and

- Increased demand for alternative energy and electric vehicles, including government initiatives to promote the use of sustainable, renewable energy sources and public sentiment around alternatives to oil and gas.

Adverse weather conditions could impact demand for our services or materially impact our costs.

Our operations and the operations of our customers may be adversely affected by seasonal weather conditions, severe weather events and natural disasters. Many experts believe global climate change could increase the frequency and severity of extreme weather conditions. Extreme weather conditions such as drought, extreme heat, extreme winter weather, and hurricanes may result in the evacuation of personnel, stoppage of services, reduction in productivity, and activity disruptions at our facilities, in our supply chain, or at well-sites. Repercussions of severe or unseasonable weather conditions may also include decreases in demand for oil and natural gas during unseasonably warm winters. Any such extreme weather events may result in increased operating costs or decreases in revenue, which could adversely affect our financial condition, results of operations and cash flows.

Our operations involve a variety of operating hazards that could cause losses.

Drilling for and producing hydrocarbons, and the associated products and services that we provide, include dangers such as well blowouts, cratering, loss of well control, uncontrollable flows of gas or well fluids, explosions, accidents, equipment failure, fires, personal injuries, property damage (including surface and subsurface damage), borehole collapse, pollution, damage to geological formations and the discharge of hazardous substances into the environment. Catastrophic or significantly adverse events can also occur at our facilities and during transport of our equipment, commodities, and personnel to well sites. Our safety procedures may not always prevent such damages. In response, we typically seek indemnities, releases and limitations on liability in our contracts with our customers, together with liability insurance coverage, to protect us from potential liability related to such occurrences. However, it is possible that customers or insurers could seek to avoid such provisions (or compliance with such provisions) or be financially unable to meet their obligations, the coverage under the indemnity or insurance may be insufficient to cover the expenses, or a court may decline to enforce such provisions. Damages that are not indemnified or released could greatly exceed available insurance coverage and result in significant costs to our business.

In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable or on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our financial condition, results of operations, and cash flows.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as "oilfield anti-indemnity acts" expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts, whether enacted/amended in the future or currently in existence, may restrict or void a party's indemnification of us, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

Our services could become a source of spills or releases of fluids, including chemicals used during activities, at the site where such services are performed, or could result in the discharge of such fluids into underground formations that were not targeted for fracturing or activities, such as potable aquifers. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages and could result in a variety of claims, losses and remedial obligations that could have an adverse effect on our business and results of operations. The existence, frequency and severity of such incidents could affect operating costs, insurability, reputation and relationships with customers, employees and regulators. Any litigation or claims, even if fully indemnified or insured, could negatively affect our reputation with our customers and the public and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

Risks Related to Our Business

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, many of whose operations are concentrated solely in the domestic E&P industry which, as described above, is subject to volatility and, therefore, credit risk. Our credit procedures and policies may not be adequate to fully reduce customer credit risk. If we are unable to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use our equipment could have a material adverse effect on our business, financial condition, and results of operations.

Our assets require significant amounts of capital for maintenance, upgrades and refurbishment and may require significant capital expenditures for new equipment.

Our hydraulic fracturing fleets and other service-related equipment require significant capital investment in maintenance, upgrades and refurbishment to maintain their competitiveness. Our fleets and other equipment typically do not generate revenue while they are undergoing maintenance, refurbishment or upgrades. Currently the industry and our Company are experiencing delays on key maintenance major components and parts, brought about by global supply chain issues. As a result, there is an increased amount of equipment in the maintenance cycle compared to previous levels. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Furthermore, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service, or our equipment may not be attractive to potential or current customers. Additionally, environmental and safety requirements or advances in technology within our industry may require us to update or replace existing fleets or build or acquire new fleets. Such demands on our capital could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. The availability of parts and major components due to supply chain constraints and limited number of quality suppliers and service providers may impact our ability to timely maintain our equipment, which may adversely affect our financial condition and results of operations.

Delays in deliveries of key raw materials or increases in the cost of key raw materials could harm our business, results of operations and financial condition.

Raw materials essential to our business (such as proppant, chemicals, cement, steel, or coiled tubing) and finished products (such as fluid-handling equipment) are normally readily available. However, high levels of demand for raw materials, such as proppant and hydrochloric acid, as well as oil and natural gas based derivatives, have triggered constraints in the supply chain of those raw materials and could dramatically increase the prices of such raw materials. In the past, our industry faced sporadic shortages associated with hydraulic fracturing operations, such as proppant and other raw materials, requiring work stoppages, which adversely impacted the operating results of several competitors. Many of the raw materials essential to our business require the use of rail, storage, and trucking services to transport the materials to our jobsites. These services, particularly during times of high demand, may cause delays in the arrival of or otherwise constrain our supply of raw materials. These constraints could have a material adverse effect on our business and results of operations.

Our commitments under supply agreements could exceed our requirements, exposing us to risks including price, timing of delivery and quality of products and services upon which our business relies.

We have purchase commitments with certain vendors to supply a majority of the proppant that we may provide in our operations. Some of these agreements are take-or-pay agreements with minimum purchase obligations. If demand for our hydraulic fracturing services decreases, our need for the raw materials and products we supply as part of these services also decreases. If demand decreases enough, we could have contractual minimum commitments that exceed the required amount of goods we need to supply to our customers. In this instance, we could be required to purchase goods that we do not have a present need for, pay for goods that we do not take delivery of or pay prices in excess of market prices at the time of purchase. We may not be able to reduce, extend, eliminate or otherwise address near-term obligations to our satisfaction, which could result in an adverse effect on our financial condition.

New technology may cause us to become less competitive and intellectual property related liability may have a material negative impact on our business and results of operations.

The oilfield services industry is subject to the introduction of new drilling and completion techniques and services using new technologies, some of which may be subject to patent or other intellectual property protections. As competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. In addition, technological changes, process improvements and other factors that increase operational efficiencies could continue to result in oil and natural gas wells being completed more quickly, which could reduce the number of revenue earning days. Furthermore, we may face competitive pressure to develop, implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and develop and implement new products on a timely basis or at an acceptable cost. We cannot be certain that we will be able to develop and implement new technologies or products on a timely basis or at an acceptable cost. Limits on our ability to develop, acquire, effectively use and implement new and emerging technologies may have a material adverse effect on our business, financial condition, prospects or results of operations. Further, some of our competitors and suppliers have a substantial amount of intellectual property related to new technologies. We cannot guarantee that our processes and products do not and will not infringe issued patents (whether present or future) or other intellectual property rights belonging to others, including, without limitation, situations in which our products, processes or technologies may be covered by patent applications filed by other parties in the U.S. or abroad.

We may be subject to litigation and other proceedings, including claims for personal injury and property damage, which could materially adversely affect our financial condition, prospects and results of operations.

Our services are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. Our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims, pay practices, and general human resource related matters. Litigation arising from operations where our facilities are located, or our services are provided, may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. Additionally, because our business is related to fossil fuel production, there is an increasing risk that we may be subject to generalized lawsuits which attempt to hold companies in the fossil fuel industry liable for alleged local impacts of climate change. Such legal theories are still developing, making it difficult to assess the likelihood or scope of potential liabilities. We maintain what we believe is customary and reasonable insurance to protect our business against these potential losses, but such insurance may not be adequate to cover our liabilities, and we are not fully insured against all risks, including losses related to alleged climate claim damages. Further, our insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The current trend in the insurance industry is towards larger deductibles and self-insured retentions. In addition, insurance may not be available in the future at rates that we consider reasonable and commercially justifiable, compelling us to have larger deductibles or self-insured retentions to effectively manage expenses. As a result, we could become subject to material uninsured liabilities or situations where we have high deductibles or self-insured retentions that expose us to liabilities that could have a material adverse effect on our business, financial condition, prospects or results of operations.

Risks Related to Government Regulation, Laws and Compliance

Failure on our part to comply with, and the costs of compliance with, applicable health, safety, and environmental requirements could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to a variety of laws and regulations relating to health and safety and the environment. Among those laws and regulations are those covering hazardous materials and requiring emission performance standards for facilities. For example, our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. We also store, transport, and use radioactive and explosive materials in certain of our operations. Applicable regulatory requirements include, but are not limited to, those concerning:

- The containment and disposal of hazardous substances, oilfield waste, and other waste materials;

- The production, storage, transportation and use of explosive materials;

- The importation and use of radioactive materials;

- The use of underground storage tanks;

- The use of underground injection wells; and

- The protection of worker safety both onshore and offshore.

These and other requirements generally are becoming increasingly strict. The failure to comply with the requirements, many of which may be applied retroactively, may result in penalties, revocation of permits to conduct business and corrective action orders, including orders to investigate and/or clean up contamination which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Our operations are subject to stringent federal, state, local and tribal laws and regulations relating to, among other things, protection of natural resources, clean air and drinking water, wetlands, endangered species, greenhouse gasses, areas that are not in attainment with air quality standards, the environment, health and safety, chemical use and storage, waste management, waste disposal and transportation of waste and other hazardous and nonhazardous materials. Our operations involve risks of environmental liability, including leakage from an operator's casing during our operations or accidental spills onto or into surface or subsurface soils, surface water or groundwater. Some environmental laws and regulations may impose strict liability, joint and several liability or both. In some situations, we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, third parties without regard to whether we caused or contributed to the conditions. Additionally, environmental concerns, including potential emissions affecting clean air, including methane, drinking water contamination and seismic activity, have prompted investigations that could lead to the enactment of regulations, limitations, restrictions or moratoria that could potentially have a material adverse impact on our business.

Actions arising under these laws and regulations could result in the shutdown of our operations, fines and penalties (administrative, civil or criminal), revocations of or restrictions in permits to conduct business, expenditures for remediation or other corrective measures and/or claims for liability for property damage, exposure to hazardous materials, exposure to hazardous waste, nuisance or personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations may also include the assessment of administrative, civil or criminal penalties, revocation of or restrictions in permits and temporary or permanent cessation of operations in a particular location and issuance of corrective action orders. Such claims or sanctions and related costs could cause us to incur substantial costs or losses and could have a material adverse effect on our business, financial condition, prospects and results of operations.

Additionally, an increase in regulatory requirements, limitations, restrictions or moratoria on oil and natural gas exploration and completion activities at a federal, state or local level could significantly delay or interrupt our operations, limit the amount of work we can perform, increase our costs of compliance, or increase the cost of our services; thereby possibly having a material adverse impact on our financial condition. We expect that the regulations around the oil and gas industry may increase and/or become stricter, which may further any potential material adverse impact on our financial condition. For example, the EPA's recently proposed changes to the standards of performance and emissions guidelines for new, reconstructed, and modified sources in the oil and natural gas sector could require additional monitoring, upgraded control equipment, and/or modified operations at current oil and natural gas operations.

If we do not perform in accordance with government, industry, customer or our own health, safety and environmental standards (including standards put in place related to the COVID-19 pandemic), we could lose business from our customers, many of whom have an increased focus on environmental, health and safety issues.

We are subject to requirements imposed by the EPA, U.S. Department of Transportation, U.S. Nuclear Regulatory Commission, OSHA and state regulatory agencies that regulate operations to prevent air, soil and water pollution, and protect worker health and safety.

The EPA regulates air emissions from all engines, including off-road diesel engines that are used by us to power equipment in the field. Under these U.S. emission control regulations, we could be limited in the number of certain off-road diesel engines we can purchase. Further, the requirement to comply with emission control and fuel quality regulations could result in increased costs.

In addition, as part of our business, we handle, transport, and dispose of a variety of fluids and substances used by our customers in connection with their oil and natural gas exploration and production activities. We also generate and dispose of nonhazardous and hazardous wastes. The generation, handling, transportation, and disposal of these fluids, substances, and wastes are regulated by a number of laws, including CERCLA, RCRA, the Clean Water Act, the SDWA and analogous state laws. Under RCRA, the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes are regulated. RCRA currently exempts many oil and gas exploration and production wastes from classification as hazardous waste. However, these oil and gas exploration and production wastes may still be regulated under state solid waste laws and regulations, and it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous waste in the future.

Failure to properly handle, transport or dispose of these materials or otherwise conduct our operations in accordance with these and other environmental laws could expose us to liability for governmental penalties, third-party claims, cleanup costs associated with releases of such materials, damages to natural resources, and other damages, as well as potentially impair our ability to conduct our operations. Moreover, certain of these environmental laws impose joint and several, strict liability even though our conduct in performing such activities was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third-parties was the basis for such liability. In addition, environmental laws and regulations are subject to frequent change and if existing laws, regulatory requirements or enforcement policies were to change in the future, we may be required to make significant unanticipated capital and operating expenditures.

Laws and regulations protecting the environment generally have become more stringent over time, and we expect them to continue to do so. This could lead to material increases in our costs, and liability exposure, for future environmental compliance and remediation.

Delays in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations or by us for our operations could impair our business.

In most states, our customers are required to obtain permits or authorizations from one or more governmental agencies or other third parties to perform drilling and completion activities, including hydraulic fracturing. Such permits or approvals are typically required by state agencies, but can also be required by federal and local governmental agencies or other third parties. The requirements for such permits or authorizations vary depending on the location where such drilling and completion activities will be conducted. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and the conditions which may be imposed in connection with the granting of the permit. In some jurisdictions, such as within the jurisdiction of the Delaware River Basin Commission, certain regulatory authorities have delayed or suspended the issuance of permits or authorizations, while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. Some states have prohibited hydraulic fracturing statewide. In Texas, rural water districts have begun to impose restrictions on water use and may require permits for water used in drilling and completion activities. Permitting, authorization or renewal delays, the inability to obtain new permits or the revocation of current permits could cause a loss of revenue and potentially have a materially adverse effect on our business, financial condition, prospects or results of operations.

We are also required to obtain federal, state, local and/or third-party permits and authorizations in some jurisdictions in connection with our wireline services. These permits, when required, impose certain conditions on our operations. Any changes in these requirements could have a material adverse effect on our business, financial condition, prospects and results of operations.

Existing or future laws, regulations, court orders or other initiatives to limit greenhouse gas ("GHG") emissions or relating to climate change may reduce demand for our products and services.

Continuing political and social attention to the issue of climate change has resulted in both existing and proposed national, regional and local legislation and regulatory measures to limit GHG emissions. The implementation of these agreements, including the Paris Agreement, and other existing or future regulatory mandates, may adversely affect the demand for our products and services, impose taxes on us or our customers, require us or our customers to reduce GHG emissions from our technologies or operations, or accelerate the obsolescence of our products or services. In the United States, the U.S. Environmental Protection Agency ("EPA") has taken steps to regulate GHG emissions as air pollutants under the U.S. Clean Air Act of 1970, as amended. The EPA's Greenhouse Gas Reporting Rule requires monitoring and reporting of GHG emissions from, among others, certain mobile and stationary GHG emission sources in the oil and natural gas industry, which in turn may include data from our equipment or operations. In addition, the U.S. government has proposed rules in the past setting GHG emission standards for, or otherwise aimed at reducing GHG emissions from, the oil and natural gas industry, including a November 2022 notice of proposed rulemaking. The imposition and enforcement of stringent GHG reduction requirements could severely and adversely impact the oil and gas industry and therefore significantly reduce the value of our business.

We could be adversely affected by violations laws and regulations governing international trade including the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws.

The United States Foreign Corrupt Practices Act (the "FCPA") and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries and partners from making, offering or authorizing improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. Although we currently have limited international operations, we may do business in the future in countries or regions where strict compliance with anti-bribery laws may conflict with local customs and practices. Our employees, intermediaries, and partners may face, directly or indirectly, corrupt demands by government officials, political parties and officials, tribal or insurgent organizations, or private entities in the countries in which we operate or may operate in the future. As a result, we face the risk that an unauthorized payment or offer of payment could be made by one of our employees, intermediaries, or partners even if such parties are not always subject to our control or are not themselves subject to the FCPA or other anti-bribery laws to which we may be subject. We are committed to doing business in accordance with applicable anti-bribery laws and have implemented policies and procedures concerning compliance with such laws. Our existing safeguards and any future improvements, however, may prove to be less than effective, and our employees, intermediaries, and partners may engage in conduct for which we might be held responsible. Violations of the FCPA and other anti-bribery laws (either due to our acts, the acts of our intermediaries or partners, or our inadvertence) may result in criminal and civil sanctions and could subject us to other liabilities in the U.S. and elsewhere. Even allegations of such violations could disrupt our business and result in a material adverse effect on our business and operation.

Changes in transportation regulations may increase our costs and negatively impact our results of operations.

We are subject to various transportation regulations, including regulation of motor carriers by the U.S. Department of Transportation and by various federal, state and tribal agencies, whose regulations include certain permit requirements imposed by highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing, driver requirements and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, hours of service regulations that govern the amount of time a driver may drive or work in any specific period and limits on vehicle weight and size. As the federal government continues to develop and propose regulations relating to fuel quality, engine efficiency and greenhouse gas emissions, we may experience an increase in costs related to truck purchases and maintenance, impairment of equipment productivity, a decrease in the residual value of vehicles, unpredictable fluctuations in fuel prices and an increase in operating expenses.

Increased truck traffic may contribute to deteriorating road conditions in some areas where our operations are performed. Our operations, including routing and weight restrictions, could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. Also, state and local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business or operations.

The Company could be subject to changes in its tax rates, the adoption of new tax legislation, tax audits, or exposure to additional tax liabilities that could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

We are subject to taxes in the U.S. and jurisdictions where we operate and our subsidiaries are organized. Due to economic and political conditions, tax rates in the U.S. and other jurisdictions may be subject to significant change. In addition, our tax returns are subject to examination by the U.S. and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of the examinations. An increase in tax rates, particularly in the U.S., changes in our ability to realize our deferred tax assets, or adverse outcomes resulting from examinations of our tax returns could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

The adoption of any future federal, state, or local laws or implementing regulations imposing reporting obligations on, or limiting or banning, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse effect on our business, results of operations, and financial condition.

Various federal and state legislative and regulatory initiatives have been or could be undertaken that could result in additional requirements or restrictions being imposed on hydraulic fracturing operations or result in the failure to obtain or difficulty or delay in obtaining required permits, renewals or authorizations. For example, the United States may seek to adopt federal regulations or enact federal laws that would impose additional regulatory requirements on or even prohibit hydraulic fracturing in some areas. Legislation and/or regulations have been adopted in many U.S. states that require additional disclosure regarding chemicals used in the hydraulic fracturing process. Legislation, regulations, and/or policies have also been adopted at the state level that impose other types of requirements on hydraulic fracturing operations (such as limits on operations in the event of certain levels of seismic activity). Additional legislation and/or regulations have been adopted or are being considered at the state and local level that could impose further chemical disclosure or other regulatory requirements (such as prohibitions on hydraulic fracturing operations in certain areas) that could affect our operations. Four states (New York, Maryland, Vermont, and Washington) have banned the use of high volume hydraulic fracturing, Oregon has adopted a five-year moratorium, and Colorado has enacted legislation providing local governments with regulatory authority over hydraulic fracturing operations. Local jurisdictions in some states have adopted ordinances that restrict or in certain cases prohibit the use of hydraulic fracturing, although many of these ordinances have been challenged and some have been overturned. The adoption of any future federal, state or local laws or regulations imposing reporting obligations on, or limiting or banning, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse effect on our business, results of operations, and financial condition.

Strategic Risks

Our acquisitions, dispositions and investments may not result in anticipated benefits and may present risks not originally contemplated, which may have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint venture interests. These transactions are intended to (but may not) result in the realization of savings, the creation of efficiencies, the offering of new products or services, the generation of cash or income, or the reduction of risk. Acquisition transactions may use cash on hand or be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our business, consolidated results of operations, and consolidated financial condition.

These transactions also involve risks, and:

- Any acquisitions we attempt may not be completed on the terms announced, or at all;

- Any acquisitions may not result in an increase in income or provide an adequate return of capital or other anticipated benefits;

- Any acquisitions may not be successfully integrated into our operations and internal controls;

- The due diligence conducted prior to an acquisition may not uncover situations that could result in financial or legal exposure or that we may not appropriately quantify the exposure from known risks;

- Any disposition may not result in decreased earnings, revenue, or cash flow;

- Use of cash for acquisitions may not adversely affect our cash available for capital expenditures and other uses; or

- Any dispositions, investments, or acquisitions, including integration efforts, may not divert management resources.

Integrating acquisitions may be time-consuming and create costs that could reduce our net income and cash flows.

Part of our strategy includes pursuing acquisitions that we believe will be accretive to our business. If we consummate an acquisition, such as the Alamo Acquisition in 2021 and the C&J Merger in 2019, the process of integrating the acquired business may be complex and time consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management's attention from, the business as a result of a number of obstacles, including, but not limited to:

- A failure of our due diligence process to identify significant risks or issues;

- The loss of customers of the acquired company or our company;

- Customers or suppliers may seek to modify contractual obligations with us;

- Negative impact on the brands or banners of the acquired company or our company;

- A failure to maintain or improve the quality of our customer service;

- Difficulties assimilating the operations and personnel of the acquired company;

- Our inability to retain key personnel of the acquired company;

- The incurrence of unexpected expenses and working capital requirements;

- Our inability to achieve the financial and strategic goals, including synergies, for the combined businesses;

- Difficulty in maintaining internal controls, procedures and policies;

- Mistaken assumptions about the overall costs of equity or debt; and

- Unforeseen difficulties operating in new product areas or new geographic areas.

Any of the foregoing obstacles, or a combination of them, could decrease gross profit margins or increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact our net income and cash flows.

Investor and public perception related to the company's environment, social, and governance ("ESG") performance as well as current and future ESG reporting requirements may negatively affect our business, results of operations, and liquidity.

There is increased focus by governments and our customers, investors and other stakeholders on climate change, sustainability and energy transition matters. Negative attitudes toward or perceptions of our industry or fossil fuel products and their relationship to the environment have led governments, non-governmental organizations, and companies to implement initiatives to conserve energy and promote the use of alternative energy sources, which may reduce the demand for and production of oil and gas in areas of the world where our customers operate, and thus reduce future demand for our products and services. In addition, initiatives by investors and financial institutions to limit funding to companies in fossil fuel-related industries may adversely affect our liquidity or access to capital.

Increased scrutiny regarding our ESG practices could impact our reputation.

In December 2022, we released our corporate responsibility report for fiscal 2021, which highlights key achievements, metrics and newly defined sustainability goals as part of our sustainability strategic initiative. Our sustainability report also includes our policies and practices on a variety of ESG matters, including the value creation opportunities provided by our products; diversity, equity, and inclusion; employee health and safety; community giving; and human capital management. The publication of our sustainability report may result in increased investor, employee, and other stakeholder attention to our ESG initiatives, and such stakeholders may not be satisfied with our ESG practices or initiatives. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to increased negative investor sentiment toward us and our industry, which could have a negative impact on the price of our securities and our access to and costs of capital.

Failure to effectively and timely address the need to operate more sustainably and with a lower carbon footprint and impact could adversely affect our business, results of operations and cash flows.

Our long-term success may depend on our ability to effectively lower the carbon impact of how we deliver our products and services to our customers. For example, part of our sustainability strategy has been to transition our fleet towards natural gas powered engines, and even electric operated fleets. If we fail or are perceived to not be effectively lowering our carbon impact, then we could potentially lose engagement with customers, investors and/or certain financial institutions.

Risks Related to Human Capital

The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

We depend greatly on the efforts of our executive officers and other key employees to manage our operations. Experienced and well qualified talent for these positions is in increasingly high demand and the ability to timely replace personnel in these positions can be challenging. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

If labor costs increase or we fail to attract and retain qualified employees our business, results of operations and financial condition may be adversely affected.

The labor markets in the industries in which we operate are competitive. We must attract, train and retain a large number of qualified employees while controlling related labor costs. We face significant competition for these employees from the industries in which we operate as well as from other industries. Tighter labor markets may make it even more difficult for us to hire and retain qualified employees and control labor costs. Our ability to attract qualified employees and control labor costs is subject to numerous external factors, including prevailing wage rates, employee preferences, employment law and regulation, environmental, health and safety regulation, labor relations and immigration policy. A significant increase in competition or cost increase arising from any of the aforementioned factors in may have a material adverse impact on our business, results of operations and financial condition.

Risks Related to Our Indebtedness

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As of December 31, 2022, we had $361.4 million of debt outstanding, net of discounts and deferred financing costs (not including finance lease obligations). After giving effect to our borrowing base, we had approximately $415.3 million of availability under our 2019 ABL Facility (as defined herein).

Our indebtedness could have important consequences. For example, it could:

- Adversely affect the market price of our common stock;

- Increase our vulnerability to interest rate increases and general adverse economic and industry conditions;

- Require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes, including acquisitions;

- Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- Limit our ability to obtain additional financing on satisfactory terms to fund our working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements; and

- Place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we cannot assure you that we will be able to refinance any of our debt, or that we will be able to refinance our debt on commercially reasonable terms. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as: sales of assets; sales of equity; or negotiations with our lenders to restructure the applicable debt. Our debt instruments may restrict, or market or business conditions may limit, our ability to use some of our options.

Despite our indebtedness levels, we may still be able to incur additional debt, which could further exacerbate the risks associated with our leverage.

We and our subsidiaries may incur additional indebtedness in the future. The terms of the credit agreements that govern the 2019 ABL Facility and the 2018 Term Loan Facility (as defined herein and, together with the 2019 ABL Facility, the "Senior Secured Debt Facilities") permit us to incur additional indebtedness, subject to certain limitations. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face would intensify. See Part II, "**Item 7**. Management's Discussion and Analysis of Financial Condition and Results of Operations-Principal Debt Agreements" for further details.

The agreements governing our indebtedness contain operating covenants and restrictions that limit our operations and could lead to adverse consequences if we fail to comply with them.

The agreements governing our indebtedness contain certain operating covenants and other restrictions relating to, among other things, limitations on indebtedness (including guarantees of additional indebtedness) and liens, mergers, consolidations and dissolution, sales of assets, investments and acquisitions, dividends and other restricted payments, repurchase of shares of capital stock and options to purchase shares of capital stock and certain transactions with affiliates. In addition, our Senior Secured Debt Facilities include certain financial covenants.

The restrictions in the agreements governing our indebtedness may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

Failure to comply with these financial and operating covenants could result from, among other things, changes in our results of operations, the incurrence of additional indebtedness, declines in the pricing of our services and products, difficulties in implementing cost reduction initiatives, difficulties in implementing our overall business strategy or changes in general economic conditions, which may be beyond our control. The breach of any of these covenants or restrictions could result in a default under the agreements that govern these facilities that would permit the lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay such amounts, lenders having secured obligations could proceed against the collateral securing these obligations. The collateral includes the capital stock of our domestic subsidiaries and substantially all of our and our subsidiaries' other tangible and intangible assets, subject in each case to certain exceptions. This could have serious consequences on our financial condition and results of operations and could cause us to become bankrupt or otherwise insolvent. In addition, these covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our business and stockholders.

See Part II, "**Item 7**. Management's Discussion and Analysis of Financial Condition and Results of Operations-Principal Debt Agreements" for further details.

Substantially all of our debt is variable rate and increases in interest rates could negatively affect our financing costs and our ability to access capital.

We have exposure to future interest rates based on the variable rate debt under the Senior Secured Debt Facilities, and to the extent we raise additional debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with operational cash flow and through borrowings under our 2019 ABL Facility, if needed. The interest rate on these borrowing arrangements is generally determined from the inter-bank offering rate at the borrowing date plus a pre-set margin. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

Ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes is subject to limitation under Section 382 of the Internal Revenue Code, and NOLs and other tax attributes is subject to reduction, causing less NOL or tax deductions to be available to offset future taxable income for U.S. federal income tax purpose

Under U.S. federal income tax law, a corporation is generally permitted to deduct from taxable income net operating losses ("NOLs") carried forward from prior years. As of December 31, 2022, we reported consolidated federal NOL carryforwards of approximately $1.1 billion of which $729.8 million are pre-change NOL's subject to limitation. Our ability to utilize our NOL carryforwards to offset future taxable income and to reduce U.S. federal income tax liability is subject to certain requirements and restrictions. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of our stock have aggregate increases in their ownership of such stock of more than 50 percentage points over such stockholders' lowest ownership percentage during the testing period (generally a rolling three year period). We believe we experienced an ownership change in October 2019 as a result of the C&J Merger. We also believe we experienced an ownership change in January 2017 as a result of the implementation of the IPO. Thus our pre-change NOLs are subject to limitation under Section 382 of the Code as a result. Such limitation may cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitation were not in effect and could cause a portion of our pre-change NOLs generated prior to 2018 to expire unused, in each case reducing or eliminating the benefit of such NOLs. Similar rules and limitations may apply for state income tax purposes.

Risks Related to Our Common Stock

The price of our common stock may be volatile or may decline regardless of our operating performance, and our stockholders may not be able to resell their shares at or above the public offering price.

The market price for our common stock is volatile. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, including:

- The failure of securities analysts to cover, or continue to cover, our common stock or changes in financial estimates by analysts;

- changes in, or investors' perception of, the oil field services industry, including hydraulic fracturing;

- The activities of competitors;

- Future issuances and sales of our common stock, including in connection with acquisitions;

- Our quarterly or annual earnings or those of other companies in our industry;

- The public's reaction to our press releases, our other public announcements and our filings with the SEC;

- Regulatory or legal developments in the U.S.;

- Litigation involving us, our industry, or both; and

- General economic conditions, including increased levels of inflation.

In addition, the stock market often experiences extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Our stockholders may be diluted by the future issuance of additional common stock in connection with our equity incentive plans, acquisitions or otherwise.

As of December 31, 2022, we had 266.3 million shares of common stock authorized but unissued under our certificate of incorporation. We will be authorized to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for consideration and on terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. As of December 31, 2022, we have 5,341,651 shares of our common stock available for award that may be issued under our equity incentive plans. Any common stock that we issue, including under our equity incentive plans or other equity incentive plans that we may adopt in the future, may result in additional dilution to our stockholders.

In the future, we may also issue our securities, including shares of our common stock, in connection with investments or acquisitions. We regularly evaluate potential acquisition opportunities, including ones that would be significant to us, and at any one time we may be participating in processes regarding several potential acquisition opportunities, including ones that would be significant to us. We cannot predict the timing of any contemplated transactions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

Keane Investor and Cerberus own a significant amount of our common stock and their interests could be in conflict with the interest of our other shareholders.

Keane Investor Holdings currently controls approximately 13.8% of our common stock, which includes affiliates of Cerberus. The interests of Cerberus may not coincide with the interests of other holders of our common stock. For example, certain instances may arise in which Cerberus may have an interest in pursuing or preventing acquisitions, divestitures or other transactions, including the issuance of additional equity or debt, that, in their judgment, could enhance their investment in us or another company in which they invest. The concentration of ownership held by Cerberus could also delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination that may otherwise be favorable for us. In addition, pursuant to the Second Amended and Restated Stockholder's Agreement, dated October 31, 2019 (the "Stockholders' Agreement") Keane Investor (or Cerberus in certain instances) has certain board nomination rights based on its ownership of our common stock. Currently, two of our ten directors are employees of, appointees of, or advisors to, members of Cerberus. Additionally, Cerberus is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Cerberus may also pursue, for its own members' accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Cerberus continues to directly or indirectly own a significant amount of our equity, Cerberus will continue to be able to substantially influence our ability to enter into corporate transactions.

In addition, if Cerberus through Keane Investor decides to sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease. The perception in the public market that Keane Investor might sell shares of common stock could also create a perceived overhang and depress our market price.

We cannot guarantee that our recently announced stock buyback program will be fully consummated or that such program will enhance the long-term value of our share price.

In October 2022, NexTier' board of directors approved a shareholder return program, which includes authorization to repurchase up to $250 million of the Company's common stock, which can be discontinued at any time. There is no obligation for the Company to continue to repurchase or to repurchase any specific dollar amount of stock. The stock buyback program could affect the price of our stock and increase volatility in the market. We cannot guarantee that this program will be fully consummated or that such program will enhance the long-term value of our share price. In addition, repurchase regulations and taxes may add additional payment burden to our stock buyback program.

Provisions in our certificate of incorporation, bylaws and our stockholders' agreement could make acquiring us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Provisions in our certificate of incorporation, our bylaws 'may discourage, delay or prevent a merger, acquisition or other change in control that some stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares of our common stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, possibly depressing the market price of our common stock.

In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace members of our management team. Examples of such provisions include advance notice requirements for stockholder proposals and super majority requirements by our stockholders to amend the bylaws or increase or decrease the number of directors.

Our certificate of incorporation authorizes our board of directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined by our board of directors at the time of issuance or fixed by resolution without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore, could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could delay, discourage, prevent or make it more difficult or costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

In connection with the Keane IPO, Keane entered into a Stockholders' Agreement with Keane Investor. This stockholders' agreement was amended and restated in conjunction with the C&J Merger (as amended and restated, the "Stockholders' Agreement") and provides that, except as otherwise required by applicable law, from the date on which (a) Keane Investor (or Cerberus Holder in certain instances), for so long as Cerberus Holder has beneficial ownership of at least 12.5% or greater of the aggregate number of Company shares then outstanding, shall have the right to designate to the board of directors two individuals; and (b) Keane Investor (or Cerberus Holder in certain instances), for so long as Cerberus Holder has beneficial ownership of less than 12.5% but at least 7.5% of the aggregate number of Company shares then outstanding, shall have the right to designate to the board of directors one individual. The ability of Keane Investor (or Cerberus Holder in certain instances) to appoint one or more directors could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our certificate of incorporation and bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, prospects or results of operations.

General Risks

Our business could be negatively affected by cybersecurity incidents.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities and interactions with customers and suppliers, and we rely heavily on information systems to conduct and protect our business. These information systems, including our digital logistics platform, are increasingly subject to cybersecurity incidents such as unauthorized access to data and systems, loss or destruction of data, computer viruses, or other malicious code, ransomware, hacking, social engineering, phishing, denial-of-service, and cyberattacks, and other similar events. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Cybersecurity threats have increased due to an increase in remote working arrangements. Cyber incidents arise from numerous sources, including fraud or malice on the part of third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, human error, complications encountered as existing systems are maintained, repaired, replaced, or upgraded or outbreaks of hostilities or terrorist acts. A breach of our technology systems could lead to the loss and destruction of trade secrets, confidential information, proprietary data, intellectual property, customer and supplier data, and employee personal information, and could disrupt business operations, which may result in claims against us, including liability under laws that protect the privacy of personal information and could adversely affect our relationships with business partners and harm our brands, reputation, and financial results. Our systems and insurance coverage for protecting against cyber security risks, including cyberattacks, may not be sufficient and may not protect against or cover all of the losses we may experience as a result of the realization of such risks.

A failure of our information technology systems, including our enterprise resource planning system and our digital hub, could have a material adverse effect on our business, financial condition, results of operations and cash flows and could adversely affect the effectiveness of our internal control over financial reporting.

We rely on sophisticated information technology systems and infrastructure to support our business. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, usage errors by employees, computer viruses, or similar events. A failure or prolonged interruption in our information technology systems, including our digital logistics platform, or difficulties encountered in upgrading our systems or implementing new systems that compromises our ability to meet our customers' needs or impairs our ability to record, process and report accurate information, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

A period of sustained inflation across all the major markets in which we operate could result in higher operating costs.

Inflationary pressures typically result in increases to our operating expenses. While we take actions wherever possible to reduce the impact of the effects of inflation, in cases of sustained inflation across several of our major markets, it becomes increasingly difficult to effectively control the increase to our costs. In addition, the effects of inflation could result in the reduction of our clients' budgets and spending plans. If we are unable to increase our pricing or take other actions to mitigate the effect of the resulting higher costs, our profitability and financial position could be negatively impacted.

Our business is subject to risks arising from epidemic diseases, such as the recent global outbreak of the coronavirus.

The COVID-19 pandemic has impacted worldwide economic activity. A pandemic, including COVID-19 or another public health epidemic, poses the risk that we or our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that may be requested or mandated by governmental authorities.

The continued spread of COVID-19, or a similar pandemic, could adversely affect commodity demands, our customers, our suppliers, and on our operations and employees. These effects have included, and may continue to include, adverse revenue effects; supply chain disruptions; inflationary impacts on cost of goods and services sold, customer shutdowns of oil and gas exploration and production; employee impacts from illness, school closures and other community response measures; and temporary closures of our facilities or the facilities of our customers and suppliers.

Global economic and geopolitical conditions could adversely affect our operations.

In recent years, we have been faced with very challenging global economic conditions. For instance, Russia's invasion of Ukraine and sanctions against Russia also are causing disruptions to global economic conditions. It is unknown how long such disruptions will continue and whether such disruptions will become more severe. A deterioration in the global economic environment may result in a decrease in demand for our products and increased competition.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Properties

  We lease office space for our principal executive headquarters, which is located at 3990 Rogerdale Rd., Houston, Texas 77042, and for our engineering and technology center at 8301 New Trails Dr., The Woodlands, Texas. We also own property for our maintenance facilities at 1214 Gas Plant Rd., San Angelo, Texas 76904.

  In addition, we own or lease numerous other smaller facilities and administrative offices across the geographic regions in which we operate to support our ongoing operations, including district offices, local sales offices, yard facilities and temporary facilities to house employees in regions where infrastructure is limited. Our leased properties are subject to various lease terms and expirations. We believe that our existing facilities are adequate for our operations and our locations allow us to efficiently serve our customers. However, we continue to evaluate the purchase or lease of additional properties or the consolidation of our properties, as our business requires. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility.

Item 3. Legal Proceedings

        The information in response to this item is incorporated herein by reference from Note (*18) Commitments and Contingencies* of Part II, "**Item 8**. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock trades on the NYSE under the symbol "NEX". On February 13, 2023, the last reported sales price of our common stock on the NYSE was $9.53 per share.

Comparative Stock Performance Graph

The information contained in this Comparative Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The graph below compares the cumulative total stockholder return on our common stock, the cumulative total return on the Standard & Poor's 500 Stock Index ("S&P 500"), the Standard & Poor's MidCap Index ("S&P MidCap"), the Oilfield Service Index ("OSX"), and a composite average of publicly traded peer companies (Nine Energy Services, Inc., Liberty Oilfield Services Inc., Patterson-UTI Energy, Inc., ProPetro Holding Corp., and RPC, Inc.), for the five years ended December 31, 2022. During the year ended December 31, 2022, both FTS International, Inc. and US Well Services, Inc., which were previously included in our composite average of publicly traded peer companies, were acquired and were no longer publicly traded. As a result we have removed both companies from the composite average for the five-year period. We believe the S&P 500, S&P MidCap, and OSX are the most relevant and reliable indexes to use as a comparison to our total stockholder return on our common stock. In future filings, we will no longer provide a composite index of publicly traded peer companies, as we believe the previously mentioned indices provide more consistency between reporting periods. We also modified the presentation of the graph to present yearly, as opposed to quarterly, numbers and to include such yearly periods in a manner consistent with our fiscal year, which presentation we believe is more readily comparable to peer companies and increase the readability of the information.

The graph assumes $100 was invested at the market close on the last trading day for the fiscal year ended December 31, 2017 in our common stock, S&P 500, S&P MidCap, OSX, and a composite of publicly traded peer companies. The cumulative total return assumes the reinvestment of all dividends.



Holders

As of February 13, 2023, we had 233,680,244 shares of common stock issued and outstanding, held by approximately 11 registered holders. The number of registered holders does not include holders that have common stock held for them in "street name," meaning that the stock is held for their accounts by a broker or other nominee.

Dividends

We have not paid any cash dividends on our common stock to date. However, our board of directors may consider the payment of dividends in the future based on our levels of profitability and indebtedness. The declaration and payment of any future dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other considerations that our board of directors deems relevant. Our board of directors may decide, in its discretion, at any time, to modify or repeal the dividend policy or discontinue entirely any payment of dividends.

The ability of our board of directors to declare a dividend is also subject to limits imposed by Delaware corporate law. Under Delaware law, our board of directors and the board of directors of our corporate subsidiaries incorporated in Delaware may declare dividends only to the extent of our "surplus," which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Purchases of Equity Securities

Issuer Purchases of Equity Securities				
Settlement Period	**(a) Total Number of Shares Purchased**[1],[2]	**(b) Average Price Paid per Share**	**(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs**[2],[3]	**(d) Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs**[2]
October 1, 2022 through October 31, 2022	5,250	$ 8.65	—	$ 250,000,000
November 1, 2022 through November 30, 2022	6,925,720	10.14	6,925,720	179,773,704
December 1, 2022 through December 31, 2022	4,377,802	9.40	4,377,802	138,635,187
Total	11,308,772	$ 9.85	11,303,522	$ 138,635,187

[1] Includes 5,250 shares that were withheld by us in the fourth quarter of 2022 at the average price per share of $8.65 to satisfy tax withholding obligations of employees that arose upon the vesting of restricted shares. The value of such shares is based on the closing price of our common shares on the vesting date.

[2] On October 25, 2022, the Company announced the board of directors approved a new share repurchase program for up to $250.0 million through December 31, 2023. The share repurchase program may be executed from time to time in open market transactions, through block trades, in privately negotiated transactions, through derivative transactions, through 10b5-1 plans, or by other means. The amount, timing and terms of any share repurchases will be determined based on prevailing market conditions and other factors, including applicable black-out periods. The share repurchase program does not obligate NexTier to purchase any shares of common stock during any period and the program may be modified or suspended at any time at NexTier's discretion This table includes only cash repurchases of shares as of December 31, 2022. The Company expects to fund the repurchases by using cash on hand cash flow to be generated through December 31, 2023.

[3] Reflects the number of settled, purchased shares.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included within Part II, "**Item 8**. Financial Statements and Supplementary Data" in this Annual Report on Form 10-K. For additional information related to forward looking statements or information related to the basis of presentation and comparability of financial information, please see "Cautionary Statement Regarding Forward-Looking Statements and Information" and "Basis of Presentation in this Annual Report on Form 10-K", both of which immediately follow the table of contents of this Form 10-K.*

Business Overview

NexTier Oilfield Solutions Inc. is a predominantly U.S. land oilfield service company, with a diverse set of well completion and production services across a variety of active and demanding basins. We have a history of growth through acquisition, including (i) our 2019 transaction with C&J, a publicly traded Delaware corporation, (ii) our 2021 acquisition of Alamo, a pressure pumper focused in the Permian, and (iii) our 2022 acquisition of last mile proppant logistics and wellsite storage assets from CIG Sellers. This history impacts the comparability of our operational results from year to year. See Part I, "**Item 1.** Business" of this Annual Report for an overview of our history, including additional information on certain of the acquisitions noted above, including the C&J Merger and the Alamo Acquisition, and business environment. Additional information on the Alamo Acquisition and the CIG Acquisition can also be found in Note *(3) Acquisitions* of Part II, "**Item 8**. Financial Statements and Supplemental Data."

Industry Overview and Drivers in 2022

We provide our services in several of the most active basins in the United States, including the Permian, the Marcellus Shale/Utica, the Eagle Ford, Haynesville and the Bakken/Rockies. The high density of our operations in the basins in which we are most active provides us the opportunity to leverage our fixed costs and to quickly respond with what we believe are highly efficient, integrated solutions that are best suited to address customer requirements.

Activity within our business segments is significantly impacted by spending on upstream exploration, development and production programs by our customers. Thus, our financial performance is affected by rig and well counts in North America, as well as oil and natural gas prices, which are summarized in the tables below. Also influencing our activity is the status of the global economy, which impacts oil and natural gas demand. Some of the more significant determinants of current and future spending levels of our customers are oil and natural gas prices, global oil supply, the world economy, the availability of credit, government regulation and global stability, which together drive worldwide drilling activity.

During 2022, global crude markets recovered further from the COVID-19 pandemic induced dual supply and demand shock that emerged in the first quarter of 2020. Additionally, the Russian invasion of Ukraine increased uncertainty of global supply given the supply of crude oil and natural gas that is exported from Russia, which along with the COVID-19 recoveries, drove crude prices to their peak in the first half of 2022, before retreating in the second half. For the year, crude prices were supportive of higher completions activity in 2022 relative to 2021. Crude oil prices have improved from their 2020 lows, which if maintained, we believe could drive a healthy level of investment and activity in U.S. shale.

There has been some attrition through consolidation and other events that have made some progress in realigning frac supply with demand. We believe frac supply utilization was very tight in 2022 and remains so at the beginning of 2023. Against this backdrop, pricing for our services has improved considering demand for our services has remained strong. Contributing to the tightness, horsepower intensity for each fleet continues to grow as our industry adopts more complex completion techniques; as horsepower demand returns, we believe existing supply will be fully utilized across fewer fleets.

The following table shows the average historical oil and natural gas prices for WTI and Henry Hub natural gas:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Oil price - WTI[1]	$	94.90	$	68.14	$	39.23
Natural gas price - Henry Hub[2]	$	6.45	$	3.89	$	2.04

[1] Oil price measured in dollars per barrel
[2] Natural gas price measured in dollars per million British thermal units (Btu), or MMBtu

The historical average U.S. rig counts based on the weekly Baker Hughes Incorporated rig count information were as follows:

Product Type	Year Ended December 31,		
	2022	2021	2020
Oil	574	380	346
Natural Gas	147	97	85
Other	2	1	2
Total	723	478	433

Drilling Type	Year Ended December 31,		
	2022	2021	2020
Horizontal	659	431	384
Vertical	25	22	20
Directional	39	25	29
Total	723	478	433

As of January 2023, global liquids demand is expected to average 100.5 million barrels per day in 2023. The EIA anticipates continued growth in the long-term U.S. domestic demand for natural gas, supported by various factors, including (i) increased likelihood of favorable regulatory and legislative initiatives, (ii) increased acceptance of natural gas as a clean and abundant domestic fuel source and (iii) the emergence of low-cost natural gas shale developments. As of January 2023, natural gas demand in the United States is expected to average 86.74 billion cubic feet per day in 2023.

The regions in which we operate, including the Permian, Marcellus Shale / Utica Basins, Haynesville and Eagle Ford, among others, are expected to account for a majority of all new horizontal wells anticipated to be drilled through 2023. As of December 31, 2022, rigs in these basins accounted for approximately 70% of the total, and were up approximately 29% as compared to low total U.S. rig count noted on January 7, 2022.

The current U.S. administration has expressed support for alternative energy sources, reduction of greenhouse gas emissions, the use and dependence on fossil fuels, and efforts addressing climate change. There is also increased focus by our customers, investors and other stakeholders on climate change, sustainability, and energy transition matters. We have been transitioning to new technologies providing for dual fuel fleets capable of using natural gas, in furtherance of our low cost, low emissions commitment.

Operating Approach & Strategy

We believe that there is competitive value in providing integrated solutions that align the incentives of operators and service providers. We are pursuing opportunities to leverage our investment in our digital program and diesel substitution technologies (such as duel fuel capabilities and electric fleet), to provide a service strategy targeted at achieving emissions reductions, both for us and our customers. NexTier has been developing and building its digital program for some time, and we have now applied our digital platform to all of our operating fleets. We launched our Power Solutions business in 2021, which provides a natural gas treatment and delivery service that will power NexTier's fleet with field gas or compressed natural gas. This addition seeks to address wellsites where there is not a reliable nearby gas supply, and thus, the full benefit and value of dual fuel or other lower emissions technologies may not otherwise be fully realized. To address this situation, we developed an integrated natural gas treatment and delivery solution designed to provide gas sourcing, compression, transport, decompression, treatment, and distribution services for our fracing operations. This integrated strategy provides our customers with a streamlined approach to driving more sustainable, cost-effective operations at the wellsite. Additionally, as part of our wellsite integration strategy, in 2022, we acquired sand hauling, well storage, and last mile logistics assets from CIG Sellers and rebranded the entire last mile logistics operation as NexMile Logistics. The assets acquired were combined with the Company's existing last mile logistics assets to create a leading player in the delivery and storage of proppant at the wellsite. We are committed to our Power Solutions, NexMile Logistics, and proppant management businesses and will look to further increase our investments in these services, in addition to the maintenance and investment in our core fracturing assets.

We believe our integrated approach and proven capabilities enable us to deliver cost-effective solutions for increasingly complex and technically demanding well completion requirements, which include longer lateral segments, higher pressure rates and proppant intensity and multiple fracturing stages in challenging high-pressure formations. In addition, our technical team and our innovation centers, provide us with the ability to supplement our service offerings with engineered solutions specifically tailored to address customers' completion requirements and unique challenges.

Our revenues are generated by providing services and equipment to customers who operate oil and gas properties and invest capital to drill new wells and enhance production or perform maintenance on existing wells. Our results of operations in our core service lines are driven primarily by five interrelated, fluctuating variables: (1) the drilling, completion and production activities of our customers, which is primarily driven by oil and natural gas prices and directly affects the demand for our services; (2) the price we are able to charge for our services and equipment, which is primarily driven by the level of demand for our services and the supply of equipment capacity in the market; (3) the cost of materials, supplies and labor involved in providing our services, and our ability to pass those costs on to our customers; (4) our activity, or deployed equipment "utilization" levels; and (5) the quality, safety and efficiency of our service execution.

Our operating strategy is focused on maintaining high utilization levels of deployed equipment to maximize revenue generation while controlling costs to gain a competitive advantage and drive returns. We believe that the quality and efficiency of our service execution and aligning with customers who recognize the value that we provide are central to our efforts to support equipment utilization and grow our business.

However, equipment utilization cannot be relied on as wholly indicative of our financial or operating performance due to variations in revenue and profitability from job to job, the type of service to be performed and the equipment, personnel and consumables required for the job, as well as competitive factors and market conditions in the region in which the services are performed. Given the volatile and cyclical nature of activity drivers in the U.S. onshore oilfield services industry, coupled with the varying prices we are able to charge for our services and the cost of providing those services, among other factors, operating margins can fluctuate widely depending on supply and demand at a given point in the cycle.

Historically, our utilization levels have been highly correlated to U.S. onshore spending by our customers. Generally, as capital spending by our customers increases, drilling, completion and production activity also increases, resulting in increased demand for our services, and therefore more days or hours worked (as the case may be). Conversely, when drilling, completion and production activity levels decline due to lower spending by our customers, we generally provide fewer services, which results in fewer days or hours worked (as the case may be). Additionally, during periods of decreased spending by our customers, we may be required to discount our rates or provide other pricing concessions to remain competitive and support deployed equipment utilization, which negatively impacts our revenue and operating margins. During periods of pricing weakness for our services, we may not be able to reduce our costs accordingly, and our ability to achieve any cost reductions from our suppliers typically lags behind the decline in pricing for our services, which could further adversely affect our results. Furthermore, when demand for our services increases following a period of low demand, our ability to capitalize on such increased demand may be delayed while we reengage and redeploy equipment and crews that have been idled during a downturn. The mix of customers that we are working for, as well as limited periods of exposure to the spot market, also impacts our deployed equipment utilization.

Our Reportable Segments

Prior to the divestiture of our well support services business in March 2020, our business was organized into three reportable segments. Additional information on this transaction can be found in Note *(21) Business Segment*s. We are organized into two reportable segments, described below. This history impacts the comparability of our operational results from 2020 to 2021.

- Completion Services, which consists of the following businesses and services lines: (1) hydraulic fracturing services; (2) wireline and pumping services; and (3) completion support services, which includes our Power Solutions natural gas fueling business, our proppant last mile logistics and storage business, and our R&T department.

- Well Construction and Intervention Services, which consists of our cementing services.

Completion Services

The core services provided through our Completion Services segment are hydraulic fracturing, wireline and pumpdown services. Our completion support services are focused on supporting the efficiency, reliability and quality of our operations. Our innovation centers provide in-house manufacturing capabilities that help to reduce operating cost and enable us to offer more technologically advanced and efficiency focused completion services, which we believe is a competitive differentiator. For example, through our innovation centers we manufacture the data control instruments used in our fracturing operations and assemble the perforating guns and addressable switches used in our wireline operations; some of these products are also available for sale to third-parties. The majority of revenue for this segment is generated by our fracturing business.

Well Construction and Intervention Services

The core services provided through our Well Construction and Intervention Services segment were cementing and previously coiled tubing services. After the sale of our coiled tubing assets to Gladiator Energy LLC on August 1, 2022, all of the revenue for this segment is generated by our cementing business.

Historical Segment: Well Support Services

On March 9, 2020, we completed a divestiture of the entities and assets comprising our Well Support Services. This segment had focused on post-completion activities at the well site, including rig services, such as workover and plug and abandonment, fluids management services, and other specialty well site services.

How we calculate utilization for each segment

Our management team monitors asset utilization, among other factors, for purposes of assessing our overall activity levels and customer demand. For our Completion Services segment, asset utilization levels for our own fleets is defined as the ratio of the average number of deployed fleets to the number of total fleets for a given time period. We define active fleets as fleets available for deployment; we consider one of our fleets deployed if the fleet has been put in service at least one day during the period for which we calculate utilization; and we define fully-utilized fleets per month as fleets that were deployed and working with our customers for a significant portion of a given month. As a result, as additional fleets are incrementally deployed, our utilization rate increases. We define industry utilization of fracturing assets as the ratio of the total industry demand of hydraulic horsepower to the total available capacity of hydraulic horsepower, in each case as reported by an independent industry source. Our method for calculating the utilization rate for our own fracturing fleets or the industry may differ from the method used by other companies or industry sources which could, for example, be based off a ratio of the total number of days a fleet is put in service to the total number of days in the relevant period. We believe that our measures of utilization, based on the number of deployed fleets, provide an accurate representation of existing, available capacity for additional revenue generating activity.

In our Well Construction and Intervention Services segment, we measure our asset utilization levels for our cementing business primarily by the total number of days that our asset base works on a monthly basis, based on the available working days per month. Prior to the sale on August 1, 2022, of our coiled tubing business, we measured certain asset utilization levels by the hour to better understand measures between daylight and 24-hour operations. Both the financial and operating performance of our coiled tubing and cement units can vary in revenue and profitability from job to job depending on the type of service to be performed and the equipment, personnel and consumables required for the job, as well as competitive factors and market conditions in the region in which the services are performed.

In our Well Support Services segment, prior to the 2020 divestiture of the segment, we measured asset utilization levels primarily by the number of hours our assets work on a monthly basis, based on the available working days per month.

RESULTS OF OPERATIONS

The following table sets forth our financial results for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

A comparison of our financial results for the year ended December 31, 2021 and for the year ended December 31, 2020 can be found in the "**Item 7.** Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 23, 2022.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

(Thousands of Dollars)	Year Ended December 31,		As a % of Revenue		Variance	
Description	2022	2021	2022	2021	$	%
Completion Services	$ 3,091,220	$ 1,324,888	95%	93%	$ 1,766,332	133%
Well Construction and Intervention Services	153,602	98,553	5%	7%	55,049	56%
Revenue	3,244,822	1,423,441	100%	100%	1,821,381	128%
Completion Services	2,366,952	1,165,881	73%	82%	1,201,071	103%
Well Construction and Intervention Services	123,143	89,440	4%	6%	33,703	38%
Costs of services	2,490,095	1,255,321	77%	88%	1,234,774	98%
Depreciation and amortization	229,259	184,164	7%	13%	45,095	24%
Selling, general and administrative expenses	145,996	109,404	4%	8%	36,592	33%
Merger and integration	63,435	8,709	2%	1%	54,726	628%
Gain on disposal of assets	(16,616)	(28,898)	(1%)	(2%)	12,282	(43%)
Operating income (loss)	332,653	(105,259)	10%	(7%)	437,912	(416%)
Other income, net	15,258	12,131	0%	1%	3,127	26%
Interest expense, net	(28,382)	(24,609)	(1%)	(2%)	(3,773)	15%
Total other expenses	(13,124)	(12,478)	0%	(1%)	(646)	5%
Income tax expense	(4,560)	(1,686)	0%	0%	(2,874)	170%
Net income (loss)	$ 314,969	$ (119,423)	10%	(8%)	$ 434,392	(364%)

Revenue. Total revenue is comprised of revenue from our Completion Services and Well Construction and Intervention Services segments. Revenue in 2022 increased by $1.8 billion, or 128%, to $3.2 billion from $1.4 billion in 2021. This change in revenue by reportable segment is discussed below.

Completion Services: Completion Services segment revenue increased by $1.8 billion, or 133%, to $3.1 billion in 2022 from $1.3 billion in 2021. The segment revenue increase is primarily attributable to a strong increase in the number of deployed hydraulic fracturing fleets, additional well-site integration and commodities, including our Power Solutions natural gas fueling services, increases in wireline and pumpdown services, and a full year of legacy Alamo equipment compared to four months in 2021 . Improved market conditions and higher global commodity prices drove increased customer activity across all basins, and we realized strong pricing recovery in all services lines.

Well Construction and Intervention: Well Construction and Intervention Services segment revenue increased by $55.0 million, or 56%, to $153.6 million in 2022 from $98.6 million in 2021. The increase in revenue is primarily due to higher customer activity, improved pricing, and increased utilization in our cementing and coil tubing services resulting from improved market conditions and higher global oil and gas commodity prices, offset by the reduction due to the sale of the coil tubing business in the third quarter of 2022.

Cost of services. Cost of services in 2022 increased by $1.2 billion, or 98%, to $2.5 billion from $1.3 billion in 2021. The increase is primarily due to significantly increased activity and utilization, as explained under the "Revenue" caption and its related segment sub-captions above. Pricing improvements coupled with operational efficiencies and process improvements to permanently drive costs out of the organization more than offset the impact of cost inflation, and led to overall costs increasing at a lower rate than revenue increased.

Equipment Utilization. Depreciation and amortization expense increased by $45.1 million, or 24%, to $229.3 million in 2022 from $184.2 million in 2021. The increase in depreciation and amortization is primarily due to additional equipment from the Alamo Acquisition in the third quarter of 2021, current year capital additions, and the CIG assets acquired in the third quarter of 2022. Gain on disposal of assets in 2022 decreased $12.3 million, to a gain of $16.6 million in 2022 compared to a gain of $28.9 million in 2021. This change was primarily driven by the Company's higher levels of divesting in 2021 of diesel-powered frac equipment and other non-core assets to fund conversions of equipment to be powered by natural gas as compared to divestitures in 2022, which primarily consisted of the sale of our coiled tubing business in the third quarter of 2022.

Selling, general and administrative expense. Selling, general and administrative ("SG&A") expense, which represents costs associated with managing and supporting our operations, increased by $36.6 million, or 33%, to $146.0 million in 2022 from $109.4 million in 2021, primarily due to the $24.9 million accrual reduction in 2021 related to the settlement of a regulatory audit matter, combined with increased stock compensation in first quarter of 2022 and increased activity as a result of the Alamo Acquisition in the third quarter of 2021.

Merger and integration expense. Merger and integration expense increased by $54.7 million, or 628%, to $63.4 million in 2022 from $8.7 million in 2021. The increase in merger and integration expense is primarily related to the Alamo Acquisition earnout, which was triggered by Alamo achieving certain EBITDA targets pursuant to the Purchase Agreement.

Other income, net. Other income, net, in 2022 increased by $3.1 million, or 26%, to $15.3 million in 2022 from $12.1 million in 2021. This change was primarily due to the gain on the sale of our equity security investment of $2.1 million recognized in other income (expense), net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Interest expense, net.   Interest expense, net of interest income, increased by $3.8 million, or 15%, to $28.4 million in 2022 from $24.6 million in 2021. This change was primarily attributable to an increase in the Company's finance leases acquired as part of the Alamo Acquisition in the third quarter of 2021.

Effective tax rate.   Our effective tax rate on continuing operations in 2022 was 1.43% for $4.6 million of recorded income tax expense, as compared to (1.43)% for $1.7 million of income tax expense in 2021. For 2022, the difference between the effective tax rate and the U.S. federal statutory rate is due to state taxes, permanent differences and a change in valuation allowance. For 2021, the difference between the effective tax rate and the U.S. federal statutory rate is due to state taxes, foreign withholding taxes, permanent differences, and a change in valuation allowance. As of December 31, 2022, we continued to maintain a valuation allowance on our deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of this allowance. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded. We continue to evaluate all available evidence to determine the likelihood of utilizing our net deferred tax assets. The remaining tax impact not offset by a valuation allowance is related to indefinite-lived assets.

Material Changes to our Consolidated Balance Sheet

The following table presents the major indicators of our financial condition and liquidity.

	(Thousands of Dollars)	
	December 31, 2022	**December 31, 2021**
Cash and cash equivalents	$ 218,476	$ 110,695
Total current assets, excluding cash and cash equivalents	507,539	397,014
Total current liabilities, excluding current maturities of long-term debt and leases	513,396	438,961
Current maturities of long-term debt	14,004	13,384
Long-term debt, net of deferred financing costs and debt discount, less current maturities	$ 347,425	$ 361,501

Cash and cash equivalents was $218.5 million as of December 31, 2022, an increase of $107.8 million, or 97%, compared to $110.7 million as of December 31, 2021. The increase in cash and cash equivalents during the year ended December 31, 2022, was primarily driven by the improved profitability with strong cash collections, discipline on capital allocation due to market conditions, and higher global commodity prices that have increased customer activity across all basins and have enabled strong pricing recovery in all services lines. This was offset by cash flows used in investing activities including the purchases of property and equipment and the CIG Acquisition and cash flows used in financing activities including the payments on our debt obligations, finance lease, and our share repurchase program.

Total current assets, excluding cash and cash equivalents, was $507.5 million as of December 31, 2022, an increase of $110.5 million, or 28%, compared to $397.0 million as of December 31, 2021. Total current liabilities, excluding current maturities of long-term debt and leases, was $513.4 million as of December 31, 2022, an increase of $74.4 million, or 17%, compared to $439.0 million as of December 31, 2021. The increase in both total current assets, excluding cash and cash equivalents, and total current liabilities, excluding current maturities of long-term debt and leases, was due to increases in customer receivables, higher levels of inventories, increases in accounts payables and accrued expenses, and the increase in the Alamo earnout.

Long-term debt, net of deferred financing costs and debt discount, less current maturities was $347.4 million as of December 31, 2022, a decrease of $14.1 million, or 4%, as compared to $361.5 million as of December 31, 2021. The decrease in debt, net of deferred financing costs and debt discount was primarily driven by the principal payments made throughout the period.

Fiscal 2023 Strategy

We face many challenges and risks in the industry in which we operate. Although many factors contributing to these risks are beyond our ability to control, we continuously monitor these risks and have taken steps to mitigate them to the extent practicable. In addition, while we believe that we are well positioned to capitalize on available growth opportunities, we may not be able to achieve our business objectives and, consequently, our results of operations may be adversely affected. Please read the factors described in the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Part I, Item 1A. of this Annual Report for additional information about the known material risks that we face.

Fiscal 2023 Objectives

With commodity prices continuing to be volatile, we intend to closely monitor the market and will adjust our approach as the situation develops. At this time, our principal business objective continues to be growing our business and safely providing best-in-class services in all of our operating segments, while delivering stockholder value and maintaining a disciplined capital deployment strategy.

We are committed to continuing to manage our business in line with demand for our services and make adjustments as necessary to effectively respond to changes in market conditions, customer activity levels, pricing for our services and equipment, and utilization of our deployed equipment and personnel. We take a measured approach to asset deployment, balancing our view of current and expected customer activity levels with a focus on generating positive returns for our stockholders. Our priorities remain to drive revenue by maximizing deployed equipment utilization, to improve margins through cost controls, to protect and grow our market share by focusing on the quality, safety and efficiency of our service execution, lower emissions, and to ensure that we are strategically positioned to capitalize on constructive market dynamics. We foresee the macroeconomics setup in 2023 to be just as strong for our industry as it was in 2022 and that the demand for fracturing fleets will likely continue to exceed the supply available in the market. Even during this strong macroeconomic environment in our industry, our strategy remains to lead the industry in disciplined behavior and use our returns to reward our shareholders.

Completion Services

In our Completion Services segment, our strategy remains focused on continuing to meet our customers' demands while increasing the integration with more of our wireline and pumpdown units, Power Solutions services, and last mile logistics with our deployed fracturing fleets. We are focused on increasing our dedicated fracturing fleet count with efficient customers that allow us to achieve high equipment utilization, which should result in improved financial performance. As part of this effort, we continuously evaluate new technologies with enhanced capabilities and greater operating efficiency to replace aging equipment within our fracturing fleet as it becomes obsolete or retired. We also expect the delivery of our first electric fleet in the first half of the year, which will increase our investments in diesel substitution technologies. Additionally, we plan to continue to fund high return growth project that will increase the penetration of our wellsite integration strategy, mostly through additional investments in Power Solutions services and last mile logistics.

Furthermore, as discussed in **Item 1**. Business and **Item 7.** MD&A Overview, as part of our lower emissions initiatives, we are focused on optimizing gas substitution across our fleet, enabled by digital capabilities like NexHub and MDT controls, and the continued development of our Power Solutions business. We believe that natural gas-powered technologies and digital assisted logistics will be a key method of transitioning to lower emissions operations, which strategy we anticipate will be a key driver of returns.

Well Construction and Intervention Services

In our cementing business, we remain focused on providing high-quality, timely service and deploying more of our assets with efficient customers in our focused basins. We will stay focused on controlling costs and improving market share with an efficient customer base that plan to maintain stable drilling rig counts and levels of activity in 2023, while spending the necessary capital to maintain our equipment in optimal conditions.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity represents a company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected.

	(Thousands of Dollars)			
	Year Ended December 31,			
	2022		**2021**	
Cash	$	218,476	$	110,695
Debt, net of deferred financing costs and debt discount	$	361,429	$	374,885

	(Thousands of Dollars)			
	Year Ended December 31,			
	2022		**2021**	
Net cash provided by (used in) operating activities	$	454,391	$	(50,787)
Net cash used in investing activities	$	(186,234)	$	(163,201)
Net cash (used in) provided by financing activities	$	(161,494)	$	48,286

Significant sources and uses of cash during the year ended December 31, 2022

Sources of cash:

- Operating activities:

    - Net cash provided by operating activities for the year ended December 31, 2022 was $454.4 million. This was primarily driven by improved profitability with strong cash collections, discipline on capital allocation, improved market conditions, and higher global commodity prices, which drove increased customer activity across all basins, as well as realized strong pricing recovery in all services lines. Pricing improvements, coupled with operational efficiencies, and process improvements to permanently drive costs out of the organization more than offset the impact of cost inflation and led to overall costs increasing at a lower rate than revenue.

Uses of cash:

- Investing activities:

    - Net cash used in investing activities for the year ended December 31, 2022 was $186.2 million. The activity consists primarily of purchases of property and equipment of $215.4 million, advances of deposit on equipment of $4.9 million, asset acquisition of $26.7 million, and implementation of software of $4.8 million, offset by proceeds from disposal of assets of $50.2 million and proceeds from insurance recoveries of $15.4 million.

- Financing activities:

    - Net cash used in financing activities during the year ended December 31, 2022 was $161.5 million. The activity consists primarily of payments made related to repayment of the 2018 Term Loan Facility and the Equipment Loan of $14.7 million, repayment of our finance leases of $13.9 million, repayment of our financing liabilities of $7.6 million, repayment of the contingent consideration liability related to the Alamo Acquisition earnout of $6.3 million, repurchase and retirement of shares related to stock-based compensation of $7.5 million, and repurchase and retirement of shares related to share repurchase program of $111.4 million.

Significant sources and uses of cash during the year ended December 31, 2021

Sources of cash:

- Financing activities:

    - Net cash provided by financing activities for the year ended December 31, 2021 was $48.3 million, which was an increase of $58.1 million compared to the year ended December 31, 2020. This change was primarily due to the $43.2 million the Company received through our 2021 Equipment Loans and $17.8 million from financing liabilities.

Uses of cash:

- Operating activities:

    - Net cash used in operating activities during the year ended December 31, 2021 was $50.8 million, which resulted in a change of $119.7 million compared to the year ended December 31, 2020. The change is primarily due to an increase in commodity prices, additional maintenance expenses related to startup costs required for fleet re-deployments, and inflation.

- Investing activities:

  - Net cash used in investing activities for the year ended December 31, 2021 was $163.2 million, which resulted in increase of $125.4 million compared to the year ended December 31, 2020. The change is primarily due to an increase in purchase of property plant and equipment, deposits on equipment and implementation of software of $64.3 million, a $156.1 million change related to acquisition of business and payment of consideration liability, partially offset by an increase of $37.8 million in proceeds from disposal of assets, $34.4 million in cash received from the WSS notes and $22.9 million in proceeds from insurance recoveries.

Future sources and use of cash

Our primary sources of liquidity have historically included, and we have funded our capital expenditures with, cash flows from operations, issuance of our common stock for acquisitions, and borrowings under debt facilities. Our ability to generate future cash flows is subject to a number of variables, many of which are outside of our control, including the drilling, completion and production activity by our customers, which is highly dependent on oil and gas prices. See Part II, "Overview" for additional discussion of certain factors that impact our results and the market challenges within our industry.

Our primary uses of cash are for operating costs, capital expenditures, including acquisitions, our shareholder return program, and debt service.

In 2023, we expect capital expenditures to be approximately $350.0 million. We expect a higher spend in the first half of the year and declining in the second half due to the expected delivery of our first electric fleet, the front loaded investments in wellsite integration services including Power Solutions and last mile logistics, as well as further investments to increase our capitalized component spare parts.

Debt service for the year ended December 31, 2023 is projected to be $54.5 million, of which $13.2 million is related to finance leases. We anticipate our debt service will be funded by cash flows from operations.

As of December 31, 2022, we had $138.6 million remaining in the $250.0 million share repurchase program announced on October 25, 2022, which the Company expects to fully execute by December 31, 2023.

Other factors affecting liquidity

Financial position in current market. As of December 31, 2022, we had $218.5 million of cash and a total of $415.3 million available under our 2019 ABL Facility. We currently believe that our cash on hand, cash flow generated from operations and availability under our revolving credit facility will provide sufficient liquidity to cover our estimated short-term (i.e., the next 12 months) and long-term (i.e., beyond the next 12 months) funding needs, including for capital expenditures, debt service, working capital investments, and our shareholder return program.

Guarantee agreements. Under the 2019 ABL Facility $22.6 million of letters of credit were outstanding as of December 31, 2022.

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. The majority of our trade receivables have payment terms of 30 to 60 days or less. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers' cash flow from operations and their access to the credit markets. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition. We currently believe that the current strong macroeconomic environment for our industry will continue through 2023 and that we will not experience increased delays or failures of customers' payments.

Contractual Obligations

In the normal course of business, we enter into various contractual obligations that impact or could impact our liquidity. The table below contains our known contractual commitments as of December 31, 2022.

(Thousands of Dollars)

Contractual obligations	Total	2023	2024-2025	2026-2027	2028+
Long-term debt, including current portion[1]	$ 364,865	$ 15,429	$ 349,436	$ —	$ —
Estimated interest payments[2]	52,694	22,734	29,960	—	—
Finance lease obligations[3]	33,025	20,770	12,255	—	—
Operating lease obligations[4]	22,487	6,811	7,715	3,985	3,976
Purchase commitments[5]	291,619	271,415	20,204	—	—
Legal contingency	374	374	—	—	—
	$ 765,064	$ 337,533	$ 419,570	$ 3,985	$ 3,976

(1) Long-term debt represents our obligations under our 2018 Term Loan Facility and Equipment Loan, exclusive of interest payments. In addition, these amounts exclude $3.4 million of unamortized debt discount and debt issuance costs associated with our 2018 Term Loan Facility and Equipment Loan.

(2) Estimated interest payments are based on debt balances outstanding as of December 31, 2022 and include interest related to the 2018 Term Loan Facility and the 2021 Equipment Loans. Interest rates used for variable rate debt are based on the prevailing current LIBOR. Pursuant to the Reference Rate Reform (Topic 848), the Company is currently working to transition from LIBOR to an alternate reference rate in 2023.

(3) Finance lease obligations primarily consist of obligations on our finance leases of light weight vehicles and frac equipment.

(4) Operating lease obligations are related to our real estate, rail cars, and light duty vehicles.

(5) Purchase commitments primarily relate to our agreements with vendors for sand purchases and deposits on equipment. The purchase commitments to sand suppliers represent our annual obligations to purchase a minimum amount of sand from vendors. If the minimum purchase requirement is not met, the shortfall at the end of the year is settled in cash or, in most cases, carried forward to the next year.

Principal Debt Agreements

Our principal debt arrangements continue to be the 2021 Equipment Loan, 2019 ABL Facility and the 2018 Term Loan Facility described below.

2021 Equipment Loans

Origination. On August 20, 2021, we entered into a Master Loan and Security Agreement (the "Master Agreement") with Caterpillar Financial Services Corporation.

Structure. Our Master Agreement provides for secured equipment financing term loans in an aggregate amount of up to $46.5 million (the "2021 Equipment Loans"). The 2021 Equipment Loans may be drawn in multiple tranches, with each loan evidenced by a separate promissory note.

Maturity. All tranches under the Master Agreement mature on June 1, 2025.

Interest. Term notes entered into under the Master Agreement will bear interest at a rate of 5.25%.

2019 ABL Facility

Origination. On October 31, 2019, we, and certain of our other subsidiaries as additional borrowers and guarantors, entered into a Second Amended and Restated Asset-Based Revolving Credit Agreement (the "2019 ABL Facility") to the original Asset-Based Revolving Credit Agreement, dated as of February 17, 2017, as amended December 22, 2017.

Structure. Our 2019 ABL Facility provides for a $450.0 million revolving credit facility (with a $100.0 million subfacility for letters of credit), subject to a borrowing base in accordance with the terms agreed between us and the lenders. In addition, subject to approval by the applicable lenders and other customary conditions, the 2019 ABL Facility allows for an additional increase in commitments of up to $200.0 million. The 2019 ABL Facility is subject to customary fees, guarantees of subsidiaries, restrictions and covenants, including certain restricted payments.

Maturity.   The loans arising under the initial commitments under the 2019 ABL Facility mature on October 31, 2024. The loans arising under any tranche of extended loans or additional commitments mature as specified in the applicable extension amendment or increase joinder, respectively.

Interest.   Pursuant to the terms of the 2019 ABL Facility, amounts outstanding under the 2019 ABL Facility bear interest at a rate per annum equal to, at Keane Group Holdings, LLC's option, (a) the base rate, plus an applicable margin equal to (x) if the average excess availability is less than 33%, 0.75%, (y) if the average excess availability is greater than or equal to 33% but less than 66%, 0.50% or (z) if the average excess availability is greater than or equal to 66%, 0.25%, or (b) the adjusted LIBOR rate for such interest period, plus an applicable margin equal to (x) if the average excess availability is less than 33%, 1.75%, (y) if the average excess availability is greater than or equal to 33% but less than 66%, 1.50% or (z) if the average excess availability is greater than or equal to 66%, 1.25%. Pursuant to the Reference Rate Reform (Topic 848), the Company is currently working to transition from LIBOR to an alternate reference rate in 2023.

Financial Covenants. The 2019 ABL Facility requires that, under certain circumstances, the consolidated fixed charge coverage ratio not be lower than 1.0:1.0 as of the last day of the most recently completed four consecutive fiscal quarters for which financial statements were required to have been delivered, including if excess availability (or liquidity if no loan or letter of credit, other than any letter of credit that has been cash collateralized, is outstanding) is less than the greater of (i) 10% of the loan cap and (ii) $30.0 million at any time. As of December 31, 2022, the Company was in compliance with all covenants and the circumstances that would require testing of the consolidated fixed charge coverage ratio had not occurred.

2018 Term Loan Facility

On May 25, 2018, Keane Group and the 2018 Term Loan Guarantors (as defined below) entered into the 2018 Term Loan Facility with each lender from time to time party thereto and Barclays Bank PLC, as administrative agent and collateral agent. The proceeds of the 2018 Term Loan Facility were used to refinance Keane Group's then-existing term loan facility and to repay related fees and expenses, with the excess proceeds to fund general corporate purposes.

Structure. The 2018 Term Loan Facility provides for a term loan facility in an initial aggregate principal amount of $350.0 million (the loans incurred under the 2018 Term Loan Facility, the "2018 Term Loans"). As of December 31, 2022, there was $334.3 million principal amount of 2018 Term Loans outstanding. In addition, subject to certain customary conditions, the 2018 Term Loan Facility allows for additional incremental term loans to be incurred thereunder in an amount equal to the sum of (a) $200.0 million plus the aggregate principal amount of voluntary prepayments of 2018 Term Loans made on or prior to the date of determination (less amounts incurred in reliance on the capacity described in this subclause (a)), plus (b) an unlimited amount, subject to, (x) in the case of debt secured on a pari passu basis with the 2018 Term Loans, immediately after giving effect to the incurrence thereof, a first lien net leverage ratio being less than or equal to 2.00:1.00, (y) in the case of debt secured on a junior basis with the 2018 Term Loans, immediately after giving effect to the incurrence thereof, a secured net leverage ratio being less than or equal to 3.00:1.00 and (z) in the case of unsecured debt, immediately after giving effect to the incurrence thereof, a total net leverage ratio being less than or equal to 3.50:1.00.

Maturity. May 25, 2025 or, if earlier, the stated maturity date of any other term loans or term commitments.

Amortization. The 2018 Term Loans amortize in quarterly installments equal to 1.00% per annum of the aggregate principal amount of all initial term loans outstanding.

Interest. The 2018 Term Loans bear interest at a rate per annum equal to, at Keane Group's option, (a) the base rate plus 2.75%, or (b) the adjusted LIBOR for such interest period (subject to a 1.00% floor) plus 3.75%, subject to, on and after the fiscal quarter ending September 30, 2018, a pricing grid with three 0.25% per annum step-ups and one 0.25% per annum step-down determined based on total net leverage for the relevant period. Following a payment event of default, the 2018 Term Loans bear interest at the rate otherwise applicable to such 2018 Term Loans at such time plus an additional 2.00% per annum during the continuance of such event of default. As of December 31, 2021, there was a $334.3 million principal amount of term loans outstanding (the "2018 Term Loans") at an interest rate of LIBOR plus an applicable margin, which is currently at 3.50%. The 2018 Term Loan Facility is subject to customary fees, guarantees of subsidiaries, events of default, restrictions and covenants, including certain restricted payments. As of December 31, 2022, the Company was in compliance with all covenants. Pursuant to the Reference Rate Reform (Topic 848), the Company is currently working to transition from LIBOR to an alternate reference rate in 2023.

Prepayments. The 2018 Term Loan Facility is required to be prepaid with: (a) 100% of the net cash proceeds of certain asset sales, casualty events and other dispositions, subject to the terms of an intercreditor agreement between the agent for the 2018 Term Loan Facility and the agent for the 2019 ABL Facility and certain exceptions; (b) 100% of the net cash proceeds of debt incurrences or issuances (other than debt incurrences permitted under the 2018 Term Loan Facility, which exclusion is not applicable to permitted refinancing debt) and (c) 50% (subject to step-downs to 25% and 0%, upon and during achievement of certain total net leverage ratios) of excess cash flow in excess of a certain amount, minus certain voluntary prepayments made under the 2018 Term Loan Facility or other debt secured on a pari passu basis with the 2018 Term Loans and voluntary prepayments of loans under the 2019 ABL Facility to the extent the commitments under the 2019 ABL Facility are permanently reduced by such prepayments.

Guarantees. Subject to certain exceptions as set forth in the definitive documentation for the 2018 Term Loan Facility, the amounts outstanding under the 2018 Term Loan Facility were originally guaranteed by the Company, Keane Frac, LP, KS Drilling, LLC, KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, and Keane Frac GP, LLC, and each subsidiary of the Company that have and will be required to execute and deliver a facility guaranty in the future pursuant to the terms of the 2018 Term Loan Facility (collectively, the "2018 Term Loan Guarantors").

Security. Subject to certain exceptions as set forth in the definitive documentation for the 2018 Term Loan Facility, the obligations under the 2018 Term Loan Facility are secured by (a) a first-priority security interest in and lien on substantially all of the assets of Keane Group and the 2018 Term Loan Guarantors to the extent not constituting ABL Facility Priority Collateral (as defined below) and (b) a second-priority security interest in and lien on substantially all of the accounts receivable, inventory, and frac iron equipment, and certain other assets and property related to the foregoing including certain chattel paper, investment property, documents, letter of credit rights, payment intangibles, general intangibles, commercial tort claims, books and records and supporting obligations of the borrowers and guarantors under the 2019 ABL Facility (the "ABL Facility Priority Collateral").

Fees. Certain customary fees are payable to the lenders and the agents under the 2018 Term Loan Facility.

Restricted Payment Covenant. The 2018 Term Loan Facility includes a covenant restricting the ability of the Company and its restricted subsidiaries to pay dividends and make certain other restricted payments, subject to certain exceptions. The 2018 Term Loan Facility provides that the Company and its restricted subsidiaries may, among things, make cash dividends and other restricted payments in an aggregate amount during the life of the facility not to exceed (a) $100.0 million, plus (b) the amount of net proceeds received by Keane Group from the funding of the 2018 Term Loans in excess of the of such net proceeds required to finance the refinancing of the pre-existing term loan facility and pay fees and expenses related thereto and to the entry into the 2018 Term Loan Facility, plus (c) an unlimited amount so long as, after giving effect to such restricted payment, the total net leverage ratio would not exceed 2.00:1.00. In addition, the Company and its restricted subsidiaries may make restricted payments utilizing the Cumulative Credit (as defined below), subject to certain conditions including, if any portion of the Cumulative Credit utilized is comprised of amounts under clause (b) of the definition thereof below, the pro forma total net leverage ratio being no greater than 2.50:1.00.

"Cumulative Credit", generally, is defined as an amount equal to (a) $25.0 million, (b) 50% of consolidated net income of the Company and its restricted subsidiaries on a cumulative basis from April 1, 2018 (which cumulative amount shall not be less than zero), plus (c) other customary additions, and reduced by the amount of Cumulative Credit used prior to such time (whether for restricted payments, junior debt payments or investments).

Affirmative and Negative Covenants. The 2018 Term Loan Facility contains various affirmative and negative covenants (in each case, subject to customary exceptions as set forth in the definitive documentation for the 2018 Term Loan Facility). The 2018 Term Loan Facility does not contain any financial maintenance covenants. As of December 31, 2022, the Company was in compliance with all covenants.

Events of Default. The 2018 Term Loan Facility contains customary events of default (subject to exceptions, thresholds and grace periods as set forth in the definitive documentation for the 2018 Term Loan Facility).

Related Party Transactions

Our board of directors has adopted a written policy and procedures (the "Related Party Policy") for the review, approval and ratification of the related party transactions by the independent members of the audit and risk committee of our board of directors. For purposes of the Related Party Policy, a "Related Party Transaction" is (x) any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including the incurrence or issuance of any indebtedness or the guarantee of indebtedness) in which (1) the aggregate amount involved will or may be reasonably expected to exceed $120,000 in any fiscal year, (2) the Company or any of its subsidiaries is a participant, and (3) any Related Party (as defined below) has or will have a direct or indirect material interest, or (y) any transaction that would be required to be disclosed by the Company pursuant to Item 404(a) of Regulation S-K, as amended. All Related Party Transactions will be reviewed in accordance with the standards set forth in the Related Party Policy after full disclosure of the Related Party's interests in the transaction.

The Related Party Policy defines "Related Party" (x) as any person who is, or, at any time since the beginning of the Company's last fiscal year for which the Company has filed an Annual Report on Form 10-K and proxy statement (if applicable), was (1) an executive officer, director or nominee for election as a director of the Company or any of its subsidiaries, (2) a person with greater than five percent (5%) beneficial interest of any class of the Company's voting securities, (3) an Immediate Family Member (as defined below) of any of the individuals or entities identified in (1) or (2) of this paragraph, and (4) any firm, corporation or other entity in which any of the foregoing individuals or entities is employed or is a general partner or principal or in a similar position or in which such person or entity has a five percent (5%) or greater beneficial interest of any class of the Company's voting securities, or (y) any "related person" as defined in Item 404(a) of Regulation S-K, as amended. The Related Party defines "Immediate Family Members" to include a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person's home, other than a tenant or employee.

For further details about our transactions with Related Parties, see Note *(19) Related Party Transactions* of Part II, "**Item 8**. Financial Statements and Supplementary Data."

Recently Issued Accounting Standards

For discussion on the impact of accounting standards issued but not yet adopted to our consolidated financial statements, see Note *(22) New Accounting Pronouncements* of Part II, "**Item 8**. Financial Statements and Supplementary Data."

Critical Accounting Estimates

The preparation of our consolidated financial statements and related notes included within Part II, "**Item 8**. Financial Statements and Supplementary Data" requires us to make estimates that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

A critical accounting estimate is one that requires a high level of subjective judgment by management and has a material impact to our financial condition or results of operations. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included within Part II, "**Item 8**. Financial Statements and Supplementary Data."

Business combinations

We allocate the purchase price of businesses we acquire to the identifiable assets acquired and liabilities assumed based on their estimated fair values. Any excess purchase price over the fair value of the net identifiable assets acquired is recorded as goodwill. We use all available information to estimate fair values, including quoted market prices, the carrying value of acquired assets and assumed liabilities and valuation techniques such as discounted cash flows, multi-period excess earning or income-based-relief-from-royalty methods. We engage third-party appraisal firms to assist in the fair value determination of inventories, identifiable long-lived assets, identifiable intangible assets, as well as any contingent consideration or earn-out provisions that provide for additional consideration to be paid to the seller if certain future conditions are met. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our financial condition or results of operations. See Note *(3) Acquisitions* of Part II, "**Item 8**. Financial Statements and Supplementary Data" for further discussion of our completed acquisition during 2021.

Asset acquisitions

Asset acquisitions are measured based on their cost to us, including transaction costs incurred by us. An asset acquisition's cost or the consideration transferred by us is assumed to be equal to the fair value of the net assets acquired. If the consideration transferred is cash, measurement is based on the amount of cash we paid to the seller, as well as transaction costs incurred by us. Consideration given in the form of nonmonetary assets, liabilities incurred or equity interests issued is measured based on either the cost to us or the fair value of the assets or net assets acquired, whichever is more clearly evident. The cost of an asset acquisition is allocated to the assets acquired based on their estimated relative fair values. We engage third-party appraisal firms to assist in the fair value determination of inventories, identifiable long-lived assets and identifiable intangible assets. Goodwill is not recognized in an asset acquisition. See Note *(3) Acquisitions* of Part II, "**Item 8**. Financial Statements and Supplementary Data" for further discussion of our recently completed asset acquisition during 2022.

Legal and environmental contingencies

From time to time, we are subject to legal and administrative proceedings, settlements, investigations, claims and actions, as is typical of the industry. These claims include, but are not limited to, contract claims, environmental claims, employment related claims, claims alleging injury or claims related to operational issues. Our assessment of the likely outcome of litigation matters is based on our judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial information and other evidence and facts specific to the matter. We accrue for contingencies when the occurrence of a material loss is probable and can be reasonably estimated, based on our best estimate of the expected liability. The estimate of probable costs related to a contingency is developed in consultation with internal and outside legal counsel representing us. The accuracy of these estimates is impacted by, among other things, the complexity of the issues and the amount of due diligence we have been able to perform. Differences between the actual settlement costs, final judgments or fines from our estimates could have a material adverse effect on our financial position or results of operations. See Note *(18) Commitments and Contingencies* of Part II, "**Item 8**. Financial Statements and Supplementary Data" for further discussion of our legal, environmental and other regulatory contingencies.

Valuation of long-lived assets, indefinite-lived assets and goodwill

We assess our long-lived assets, including definite-lived intangible assets and property and equipment, for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. We assess our goodwill and indefinite-lived assets for impairment annually, as of October 31, or whenever events or circumstances indicate that the carrying amount of goodwill or the indefinite-lived assets may not be recoverable. If the carrying value of an asset exceeds its fair value, we record an impairment charge that reduces our earnings.

We perform our qualitative assessments of the likelihood of impairment by considering qualitative factors relevant to each of our reporting units or asset groups, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value, and current operations, financial results, and historical projections. The expected future cash flows used for determination of recoverability and related fair value calculations are based on subjective, judgmental assessments of projected revenue growth, unit count, utilization, pricing, gross profit rates, SG&A rates, working capital fluctuations, capital expenditures, discount rates and terminal growth rates. Many of these judgments are driven by crude oil prices. If the crude oil market declines and remains at low levels for a sustained period of time, we would expect to perform our impairment assessments more frequently and could record impairment charges.

See Note *(2)(f) Long-Lived Assets with Definite Lives* and *(2)(h) Goodwill and Indefinite-Lived Intangible Assets* of Part II, "**Item 8**. Financial Statements and Supplementary Data" for further discussion on our impairment assessments of our long-lived assets, indefinite-lived assets and goodwill for the years ended December 31, 2022, 2021 and 2020.

Income Taxes

We account for income taxes in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes," which requires an asset and liability approach for financial accounting and reporting of income taxes. Under ASC 740, income taxes are accounted for based upon the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards using enacted tax rates in effect in the year the differences are expected to reverse. We estimate our annual effective tax rate at each interim period based on the facts and circumstances available at that time, while the actual effective tax rate is calculated at year-end. Our effective tax rates will vary due to changes in estimates of our future taxable income or losses, fluctuations in the tax jurisdictions in which we operate and favorable or unfavorable adjustments to our estimated tax liabilities related to proposed or probable assessments. As a result, our effective tax rate may fluctuate significantly on a quarterly or annual basis.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In addition to our historical financial results, we consider forecasted market growth, earnings and taxable income, the mix of earnings in the jurisdictions in which we operate and the implementation of prudent and feasible tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage our underlying businesses. We establish a valuation allowance against the carrying value of deferred tax assets when we determine that it is more likely than not that the asset will not be realized through future taxable income. Such amounts are charged to earnings in the period in which we make such determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

We calculate our income tax liability based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Significant judgment is required in assessing, among other things, the timing and amounts of deductible and taxable items. Due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our current estimate of our tax liabilities. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

The amount of income tax we pay is subject to ongoing audits by federal and state tax authorities, which may result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which our earnings or deductions are realized may differ from our current estimates. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

The Inflation Reduction Act ("IRA") was signed into law on August 16, 2022. Among other provisions, the IRA includes a 15% corporate alternative minimum tax ("CAMT") applied to corporations with adjusted financial statement income over $1B and a 1% excise tax on corporate stock repurchases made by publicly traded companies after December 31, 2022. The IRA includes various energy tax credit provisions as well. The Company will not be an applicable corporation for purposes of the CAMT in 2023, but will be subject to the 1% excise tax on any stock repurchases starting in 2023. The Company will continue to monitor the impact of the IRA on its financial statements.

See Note *(17) Income Taxes* of Part II, "**Item 8**. Financial Statements and Supplementary Data" for further discussion on income taxes for the years ended December 31, 2022, 2021 and 2020.

Leases

Per ASU 2016-02, "Leases (Topic 842)," lessees can classify leases as finance leases or operating leases, while lessors can classify leases as sales-type, direct financing or operating leases. All leases, with the exception of short-term leases, are capitalized on the balance sheet by recording a lease liability, which represents our obligation to make lease payments arising from the lease, along with a corresponding right-of-use asset, which represents our right to use the underlying asset being leased. For leases in which we are the lessee, we use a collateralized incremental borrowing rate to calculate the lease liability, as in most cases we do not know the lessor's implicit rate in the lease. Establishing our lease obligations on our consolidated balance sheets require judgmental assessments of the term lengths of each and the interest rate yield curve that best represents the collateralized incremental borrowing rate to apply to each lease. We engage third-party specialists to assist us in determining the collateralized incremental borrowing rate yield curve. Errors in determining the lease term lengths and/or selecting the best representative collateralized incremental borrowing rate can have a material adverse effect on our consolidated financial statements. For further details about our leases, see Note *(16) Leases* of Part II, "**Item 8**. Financial Statements and Supplementary Data".

New Accounting Pronouncements

For discussion on the potential impact of new accounting pronouncements issued but not yet adopted and those adopted during the current year, see Note *(22) New Accounting Pronouncements* of Part II, "**Item 8**. Financial Statements and Supplementary Data."

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Exchange Rate Risk. Our operations are currently conducted predominantly within the U.S.; therefore, we had no significant exposure to foreign currency exchange rate risk during 2022.

Interest Rate Risk. As of December 31, 2022, we held variable-rate debt, the exposure to which we manage with our interest-rate-related derivative instruments. We held no derivative instruments that increased our exposure to market risks for foreign currency rates, commodity prices or other market price risks. We are exposed to changes in interest rates on our floating rate borrowings under our 2019 ABL Facility and 2018 Term Loan. As of December 31, 2022, we had no debt outstanding under our 2019 ABL Facility and $334.3 million aggregate principal amount outstanding under the 2018 Term Loan. The impact of a 1.0% increase in interest rates under the terms of the 2019 ABL Facility would have no impact on interest expense for the 2022 year, and a 1.0% increase in interest rates under the terms of the 2018 Term Loan would have a $3.4 million impact on interest expense for the 2022 year.

Commodity Price Risk. Our material and fuel purchases expose us to commodity price risk. Our material costs primarily include the cost of inventory consumed while performing our stimulation services such as proppant and chemicals. Our fuel costs consist primarily of diesel fuel used by our various trucks and other motorized equipment. The prices for fuel and the raw materials (proppant and chemicals) in our inventory are volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages. Depending on market conditions, we have generally been able to pass along price increases to our customers; however, we may be unable to do so in the future. We generally do not engage in commodity price hedging activities. However, we have purchase commitments with certain vendors to supply a majority of the proppant used in our operations. Some of these agreements are take-or-pay agreements with minimum purchase obligations. As a result of future decreases in the market price of proppants, we could be required to purchase goods and pay prices in excess of market prices at the time of purchase.

For further quantitative disclosure about our market risk related to our variable-rate debt, interest-rate-related derivative instrument and purchase commitments, see Part II, "**Item 7.** Management Discussion and Analysis of Financial Condition and Results of Operations" for the discussion of contractual commitments and obligations as of December 31, 2022 and Part II, "**Item 8**. Financial Statements and Supplementary Data" in Note *(2)(i) Derivative Instruments and Hedging Activities* and Note *(10) Derivatives*.

Customer Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk are trade receivables. We extend credit to customers and other parties in the normal course of business. We have established various procedures to manage our credit exposure, including credit evaluations and maintaining an allowance for credit losses.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

NexTier Oilfield Solutions Inc.

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
NexTier Oilfield Solutions Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NexTier Oilfield Solutions Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of long-lived assets for impairment triggering events

As discussed in Note 2(f) to the consolidated financial statements, the Company evaluates property and equipment and definite-lived intangible assets (collectively, long-lived assets) annually or upon the occurrence of events or changes in circumstances, referred to as triggering events, that indicate the carrying value of a long-lived asset may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount of a long-lived asset is not recoverable. As of December 31, 2022, the carrying value of property and equipment, net and definite-lived intangible assets, net was $679.5 million and $50.6 million, respectively.

We identified the evaluation of long-lived assets for impairment triggering events as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company's assessment of current operations, financial results and historical projections, current industry and market conditions, and relevant industry data for impairment indicators.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process of identifying and assessing potential triggering events, including controls over the Company's assessment of current operations, financial results and historical projections, current industry and market conditions, and relevant industry data. We evaluated the Company's identification and assessment of triggering events by evaluating current period operations, financial results and historical projections, including consideration of current industry and market considerations. We compared relevant industry data used by the Company to external sources, including market index data and peer data. We evaluated the Company's analysis over the factors and considered whether the Company omitted any significant internal or external elements in its evaluation.

/s/ KPMG LLP

We have served as the Company's auditor since 2011.

Houston, Texas
February 16, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
NexTier Oilfield Solutions Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited NexTier Oilfield Solutions Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Houston, Texas
February 16, 2023

NEXTIER OILFIELD SOLUTIONS INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Amounts in thousands)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 218,476	$ 110,695
Trade and other accounts receivable, net	397,197	301,740
Inventories, net	66,395	38,094
Assets held for sale	—	1,555
Prepaid and other current assets	43,947	55,625
Total current assets	726,015	507,709
Operating lease right-of-use assets	18,659	21,767
Finance lease right-of-use assets	43,714	41,537
Property and equipment, net	679,513	620,865
Goodwill	192,780	192,780
Intangible assets, net	50,586	64,961
Other noncurrent assets	15,901	7,962
Total assets	$ 1,727,168	$ 1,457,581
Liabilities and Stockholders' Equity		
Liabilities		
Current liabilities:		
Accounts payable	$ 202,936	$ 190,963
Accrued expenses	281,715	213,923
Customer contract liabilities	19,377	23,729
Current maturities of long-term operating lease liabilities	6,083	7,452
Current maturities of long-term finance lease liabilities	19,855	11,906
Current maturities of long-term debt	14,004	13,384
Other current liabilities	9,368	10,346
Total current liabilities	553,338	471,703
Long-term operating lease liabilities, less current maturities	13,267	20,446
Long-term finance lease liabilities, less current maturities	11,925	26,873
Long-term debt, net of deferred financing costs and debt discount, less current maturities	347,425	361,501
Other noncurrent liabilities	11,294	30,041
Total noncurrent liabilities	383,911	438,861
Total liabilities	937,249	910,564
Stockholders' equity		
Common stock, par value $0.01 per share (500,000 shares authorized; 233,995 shares and 242,019 shares issued and outstanding, respectively)	2,340	2,420
Paid-in capital in excess of par value	1,007,492	1,094,020
Retained deficit	(226,195)	(541,164)
Accumulated other Comprehensive Income (Loss)	6,282	(8,259)
Total stockholders' equity	789,919	547,017

NEXTIER OILFIELD SOLUTIONS INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Amounts in thousands)

Total liabilities and stockholders' equity	$ 1,727,168	$ 1,457,581

See accompanying notes to the consolidated financial statements.

NEXTIER OILFIELD SOLUTIONS INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Amounts in thousands, except for per share amounts)

	Year Ended December 31,		
	2022	2021	2020
Revenue	$ 3,244,822	$ 1,423,441	$ 1,202,581
Operating costs and expenses:			
Cost of services [(1)]	2,490,095	1,255,321	1,032,574
Depreciation and amortization	229,259	184,164	302,051
Selling, general and administrative expenses	145,996	109,404	144,147
Merger and integration	63,435	8,709	32,539
Gain on disposal of assets	(16,616)	(28,898)	(14,461)
Impairment expense	—	—	37,008
Total operating costs and expenses	2,912,169	1,528,700	1,533,858
Operating income (loss)	332,653	(105,259)	(331,277)
Other expense:			
Other income, net	15,258	12,131	6,516
Interest expense, net	(28,382)	(24,609)	(20,652)
Total other expenses	(13,124)	(12,478)	(14,136)
Income (loss) before income taxes	319,529	(117,737)	(345,413)
Income tax expense	(4,560)	(1,686)	(1,470)
Net income (loss)	314,969	(119,423)	(346,883)
Other Comprehensive Income (Loss), net of tax:			
Foreign currency translation adjustments	1,118	407	(241)
Hedging activities	12,067	1,703	(6,422)
Total Comprehensive Income (Loss)	$ 328,154	$ (117,313)	$ (353,546)
Net income (loss) per share:			
Basic net income (loss) per share	$ 1.29	$ (0.53)	$ (1.62)
Diluted net income (loss) per share	$ 1.26	$ (0.53)	$ (1.62)
Weighted-average shares outstanding: basic	243,360	224,401	213,795
Weighted-average shares outstanding: diluted	249,346	224,401	213,795

[(1)] Cost of services during the years ended December 31, 2022, 2021, and 2020 excludes depreciation of $212.6 million, $166.4 million, and $283.8 million, respectively. Depreciation related to cost of services is presented within depreciation and amortization separately.

See accompanying notes to the consolidated financial statements.

NEXTIER OILFIELD SOLUTIONS INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Amounts in thousands)

	Common Stock	Paid-in Capital in Excess of Par Value	Retained Deficit	Accumulated other comprehensive income (loss)	Total
Balance as of December 31, 2019	$ 2,124	$ 966,762	$ (73,333)	$ (8,781)	$ 886,772
Credit loss standard implementation	—	—	(1,525)	—	(1,525)
Stock-based compensation	27	25,799	—	—	25,826
Shares repurchased and retired related to stock-based compensation	(7)	(2,566)	—	—	(2,573)
Other Comprehensive Income (Loss)	—	—	—	(4,329)	(4,329)
Net loss	—	—	(346,883)	—	(346,883)
Balance as of December 31, 2020	$ 2,144	$ 989,995	$	$ (13,110)	$ 557,288
Stock-based compensation	19	24,658	—	—	24,677
Shares repurchased and retired related to stock-based compensation	(3)	(2,696)	—	—	(2,699)
Equity issued in connection with Alamo Acquisition	260	82,063	—	—	82,323
Other Comprehensive Income (Loss)	—	—	—	4,851	4,851
Net loss	—	—	(119,423)	—	(119,423)
Balance as of December 31, 2021	$ 2,420	$1,094,020	$	$ (8,259)	$ 547,017
Stock-based compensation	39	29,556	—	—	29,595
Shares repurchased and retired related to stock-based compensation	(9)	(7,491)	—	—	(7,500)
Equity issued in connection with CIG Acquisition	5	4,202	—	—	4,207
Shares repurchased and retired related to stock repurchase program	(115)	(112,795)	—	—	(112,910)
Other Comprehensive Income (Loss)	—	—	—	14,541	14,541
Net income	—	—	314,969	—	314,969
Balance as of December 31, 2022	$ 2,340	$1,007,492	$	$ 6,282	$ 789,919

See accompanying notes to the consolidated financial statements.

NEXTIER OILFIELD SOLUTIONS INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Amounts in thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 314,969	$ (119,423)	$ (346,883)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	229,259	184,164	302,051
Amortization of deferred financing fees	2,189	2,066	2,217
Gain on disposal of assets	(16,616)	(28,898)	(14,461)
Stock-based compensation	33,117	24,677	25,826
Unrealized gain (loss) on derivative recognized in other comprehensive income (loss)	—	1,703	(6,422)
(Gain) loss on financial instrument and derivatives, net	(6,388)	1,799	(2,815)
Gain on insurance proceeds recognized in other income	(8,564)	(10,409)	—
Loss on impairment of assets	—	—	37,008
Payment of contingent consideration	(27,014)	—	—
Changes in operating assets and liabilities			
(Increase) decrease in trade and other accounts receivable, net	(95,477)	(128,535)	183,083
(Increase) decrease in inventories	(36,253)	(9,978)	19,167
Decrease (increase) in prepaid and other current assets	23,769	(10,894)	5,160
(Increase) decrease in other assets	(8,962)	24,807	25,306
(Decrease) increase in accounts payable	(34,260)	18,693	(61,658)
(Decrease) increase in customer contract liabilities	(4,352)	(6,537)	206
Increase (decrease) in accrued expenses	99,667	34,860	(84,129)
Decrease in other liabilities	(10,693)	(28,882)	(14,771)
Net cash provided by (used in) operating activities	454,391	(50,787)	68,885
Cash flows from investing activities			
Asset and business acquisitions	(26,694)	(95,082)	53,666
Purchase of property and equipment	(215,418)	(184,496)	(113,506)
Advances of deposit on equipment	(4,854)	(961)	(1,908)
Implementation of software	(4,846)	(3,021)	(8,813)
Proceeds from disposal of assets	50,227	70,432	32,659
Proceeds from insurance recoveries	15,351	22,947	58
Proceeds from settlement of WSS Notes and make-whole derivative	—	34,350	—
Payment of consideration liability	—	(7,370)	—
Net cash used in investing activities	(186,234)	(163,201)	(37,844)
Cash flows from financing activities:			

(Amounts in thousands)

Proceeds from the asset-based revolver and equipment loan		—		43,329		175,000
Payments on the asset-based revolver, term loan facilities, and equipment loan		(14,738)		(4,976)		(178,500)
Payments on finance leases		(13,872)		(4,155)		(3,752)
Payment of debt issuance costs		(110)		(277)		—
Payment of contingent consideration		(6,343)		—		—
Shares repurchased and retired related to share repurchase program		(111,365)		—		—
Shares repurchased and retired related to stock-based compensation		(7,500)		(2,699)		(2,573)
Proceeds from financing liabilities		—		17,759		—
Payments for financing liabilities		(7,566)		(695)		—
Net cash (used in) provided by financing activities		(161,494)		48,286		(9,825)
Non-cash effect of foreign translation adjustments		1,118		407		(241)
Net increase (decrease) in cash, cash equivalents and restricted cash		107,781		(165,295)		20,975
Cash, cash equivalents and restricted cash, beginning		110,695		275,990		255,015
Cash, cash equivalents and restricted cash, ending	$	218,476	$	110,695	$	275,990
Supplemental disclosure of cash flow information:						
Cash paid during the period for:						
Interest	$	26,332	$	23,242	$	21,114
Income taxes		1,716		217		1,206
Non-cash investing and financing activities:						
Change in accrued capital expenditures	$	(46,268)	$	(71,897)	$	(13,812)
Non-cash additions to equity security investment		—		—		5,263
Non-cash additions to finance right-of use assets		7,115		42,592		—
Non-cash additions to finance lease liabilities, including current maturities		(6,874)		(42,592)		—
Non-cash additions to operating right-of-use assets		8,088		9,047		9,057
Non-cash additions to operating lease liabilities, including current maturities		(8,004)		(7,416)		(8,898)
500,000 shares of NexTier common stock issued for CIG Acquisition	$	(4,207)	$	—	$	—
26,000,000 shares of NexTier common stock issued in exchange for Alamo ownership		—		(82,323)		—
Total contingent consideration		—		(45,944)		—
Non contingent consideration		—		(7,370)		—

See accompanying notes to the consolidated financial statements.

(1) Basis of Presentation and Nature of Operations

The accompanying consolidated financial statements were prepared using United States ("U.S.") Generally Accepted Accounting Principles ("GAAP") and the instructions to Form 10-K and Regulation S-X and include all of the accounts of NexTier and its consolidated subsidiaries. All intercompany transactions and balances have been eliminated.

The Company's accounting policies are in accordance with GAAP. The preparation of financial statements in conformity with these accounting principles requires the Company to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenue and expenses during the reporting period. Ultimate results could differ from the Company's estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment and intangible assets; acquisition accounting; contingent liabilities; the valuation of property and equipment and intangible assets; income taxes; stock-based incentive plan awards; and derivatives.

Management believes the consolidated financial statements included herein contain all adjustments necessary to present fairly the Company's financial position as of December 31, 2022 and 2021 and the results of its operations and cash flows for the years ended December 31, 2022, 2021 and 2020. Such adjustments are of a normal recurring nature.

On March 9, 2020, the Company completed the divestiture of its Well Support Services Segment ("WSS Sale"). For more details regarding the WSS Sale, refer to Note *(21) Business Segments*.

On August 31, 2021, the Company completed its acquisition ("Alamo Acquisition") of Alamo Pressure Pumping, LLC and its wholly owned subsidiaries ("Alamo"). Merger and integration related costs were recognized separately from the acquisition of assets and assumptions of liabilities in the Alamo Acquisition. Merger costs consist of legal and professional fees and pre-merger notification fees. Integration costs consist of expenses incurred to integrate Alamo's operations, aligning accounting processes and procedures, integrating its enterprise resource planning system with those of the Company, and any Earnout Payments. All of these costs are recorded within merger and integration costs on the Company's Consolidated Statements of Operations and Comprehensive Income (Loss). For more details regarding the Alamo Acquisition, refer to Note *(3) Acquisitions*.

On August 1, 2022, the Company completed the sale of its coiled tubing assets to Gladiator Energy LLC ("Gladiator"). For more details regarding sale of the coiled tubing assets, refer to Note *(21) Business Segments*.

The consolidated financial statements for the period from January 1, 2020 to August 31, 2021 reflect only the historical results of the Company prior to the completion of the Alamo Acquisition.

(2) Summary of Significant Accounting Policies

(a) Business Combinations and Asset Acquisitions

Business combinations are accounted for using the acquisition method of accounting in accordance with the Accounting Standards Codification ("ASC") 805, "Business Combinations", as amended by Accounting Standards Update ("ASU") 2017-01, "Business Combinations (Topic 805), Clarifying the Definition of a Business." The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Fair value of the acquired assets and liabilities is measured in accordance with the guidance of ASC 820, using discounted cash flows and other applicable valuation techniques. Any acquisition related costs incurred by the Company are expensed as incurred. Any excess purchase price over the fair value of the net identifiable assets acquired is recorded as goodwill if the definition of a business is met. Operating results of an acquired business are included in the Company's results of operations from the date of acquisition.

Asset acquisitions are measured based on their cost to the Company, including transaction costs. Asset acquisition costs, or the consideration transferred by the Company, are assumed to be equal to the fair value of the net assets acquired. If the consideration transferred is cash, measurement is based on the amount of cash the Company paid to the seller, as well as transaction costs incurred. Consideration given in the form of non-monetary assets, liabilities incurred or equity interests issued is measured based on either the cost to the Company or the fair value of the assets or net assets acquired, whichever is more clearly evident. The cost of an asset acquisition is allocated to the assets acquired based on their estimated relative fair values. Goodwill is not recognized in an asset acquisition.

Refer to Note *(3) Acquisitions* for discussion of the acquisitions completed in 2022 and 2021.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company's cash is invested in overnight interest-bearing demand deposit accounts with no set terms.

Net cash received from certain dispositions or casualty events of more than $25.0 million per single transaction or $50.0 million per series of related transactions, under the 2018 Term Loan Facility (as defined herein), and of more than $50.0 million, under the 2019 ABL Facility (as defined herein), is not considered to be restricted as long as the Company, at management's discretion, reinvests any part of such proceeds in assets (other than current assets) to be used for its business (in the case of the 2018 Term Loan Facility) and for replacing or repairing the assets in respect of which such proceeds were received (in the case of the 2019 ABL Facility), in each case within 12 months from the receipt date of such proceeds. Otherwise, the proceeds are required to be applied as a prepayment of the 2018 Term Loan Facility or any outstanding commitments under the 2019 ABL Facility. The Company did not have any qualifying asset sale proceeds or insurance proceeds that exceeded the dollar thresholds described above for the years ended December 31, 2022 and 2021.

(c) Trade Accounts Receivable

Trade accounts receivable are generally recorded at the invoiced amount. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company evaluates its accounts receivable through a continuous process of assessing its portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of customers. Based on our review of these factors, we establish or adjust allowances for specific customers. Trade accounts receivable were $398.6 million and $303.6 million at December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Company had an allowance for credit losses of $1.4 million and $1.9 million, respectively.

(d) Inventories

Inventories are stated at the lower of cost or net realizable value. Costs of inventories include purchase, conversion and condition. As inventory is consumed, the expense is recorded in cost of services in the Consolidated Statements of Operations and Comprehensive Income (Loss) using the weighted average cost method for non-manufacturing inventory and standard cost method for manufacturing inventory.

The Company periodically reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized. Provision for excess or obsolete inventories is determined based on historical usage of inventory on-hand, volume on-hand versus anticipated usage, technological advances and consideration of current market conditions. Inventories that have not turned over for more than a year are subject to a slow-moving reserve provision. In addition, inventories that have become obsolete due to technological advances, excess volume on-hand or no longer configured to operate with the Company's equipment are written-off.

(e) Revenue Recognition

Revenues are accounted for in accordance with Accounting Standards Codification 606 "Revenue from Contracts with Customers" ("ASC 606"), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

The majority of the Company's performance obligations are satisfied over time. The Company has determined this best represents the transfer of value from its services to the customer as performance by the Company helps to enhance a customer controlled asset (e.g., unplugging a well, enabling a well to produce oil or natural gas). Measurement of the satisfaction of the performance obligation is measured using the output method, which is typically evidenced by a field ticket. A field ticket includes items such as services performed, consumables used, and man hours incurred to complete the job for the customer. Each field ticket is used to invoice customers. Payment terms for invoices issued are in accordance with a master services agreement with each customer, which typically require payment within 30 to 60 days of the invoice issuance.

A portion of the Company's contracts contain variable consideration; however, this variable consideration is typically unknown at the time of contract inception, and is not known until the job is complete, at which time the variability is resolved. Examples of variable consideration include the number of hours that will be incurred and the amount of consumables (such as chemicals and proppants) that will be used to complete a job.

Remaining Performance Obligations

The Company invoices its customers for the services provided at contractual rates multiplied by the applicable unit of measurement, including volume of consumables used and hours incurred. In accordance with ASC 606, the Company has elected the "Right to Invoice" practical expedient for all contracts, which allows the Company to invoice its customers in an amount that corresponds directly with the value to the customer of the entity's performance completed to date. With this election, the Company is not required to disclose information about the variable consideration related to its remaining performance obligations. The Company has also elected the practical expedient to expense immediately mobilization costs, as the amortization period would always be less than one year. The Company has identified one contract with a remaining term of more than one year, for which the Company had approximately $19.4 million of unsatisfied performance obligations as of December 31, 2022, which will be recognized as services are performed over the remaining contractual terms.

The Company's obligations for refunds as well as the warranties and related obligations stated in its contracts with its customers are standard to the industry and are related to the correction of any defectiveness in the execution of its performance obligations.

Contract Balances

In line with industry practice, the Company bills its customers for its services in arrears, typically when the stage or well is completed or at month-end. The majority of the Company's jobs are completed in less than 30 days. Furthermore, it is currently not standard practice for the Company to execute contracts with prepayment features. As of December 31, 2022, the Company's customer contract liability balance is related to the post close service agreement as a result of the Alamo Acquisition. Payment terms after invoicing are typically 30 to 60 days or less.

The Company does not have any significant contract costs to obtain or fulfill contracts with customers; as such, no amounts are recognized on the consolidated balance sheet. Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the Consolidated Statements of Operations and Comprehensive Income (Loss) and net cash provided by operating activities in the consolidated statements of cash flows.

The following is a description of the Company's core service lines separated by reportable segments from which the Company generates its revenue. For additional detailed information regarding reportable segments, see *(21) Business Segments*.

Revenue from the Company's Completion Services, Well Construction and Intervention ("WC&I"), and Well Support Services segments are recognized as follows:

Completion Services

The Company provides hydraulic fracturing, wireline and pumpdown services pursuant to contractual arrangements, such as term contracts and pricing agreements. Revenue from these services are earned as services are rendered, which is generally on a per stage or fixed monthly rate. All revenue is recognized when a contract with a customer exists, the performance obligations under the contract have been satisfied over time, the amount to which the Company has the right to invoice has been determined and collectability of amounts subject to invoice is probable. Contract fulfillment costs, such as mobilization costs and shipping and handling costs, are expensed as incurred and are recorded in cost of services in the Consolidated Statements of Operations and Comprehensive Income (Loss). To the extent fulfillment costs are considered separate performance obligations that are billable to the customer, the amounts billed are recorded as revenue in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Once a stage has been completed or products and services have been provided, a field ticket is created that includes charges for the service performed and the chemicals, proppant, and compressed natural gas consumed during the course of the service. The field ticket may also include charges for the mobilization of the equipment to the location, any additional equipment used on the job and other miscellaneous items. The field ticket represents the amounts to which the Company has the right to invoice and to recognize as revenue.

Well Construction and Intervention

The Company provides cementing services pursuant to contractual arrangements, such as term contracts, or on a spot market basis. Revenue is recognized upon the completion of each performance obligation, which for cementing services, represents the portion of the well cemented: surface casing, intermediate casing or production liner. The performance obligations are satisfied over time. Jobs for these services are typically short term in nature, with most jobs completed in a day. Once the well has been cemented, a field ticket is created that includes charges for the services performed and the consumables used during the course of service. The field ticket represents the amounts to which the Company has the right to invoice and to recognize as revenue.

Prior to the sale of the coiled tubing assets on August 1, 2022, the Company provided a range of coiled tubing services used for fracturing plug drill-out during completion operations and for well workover and maintenance, primarily on a spot market basis. Jobs for these services were typically short-term in nature, lasting anywhere from a few hours to multiple days. Revenue was recognized upon completion of each day's work based upon a completed field ticket. The field ticket included charges for the services performed and the consumables used during the course of service. The field ticket may have also included charges for the mobilization and set-up of equipment, the personnel on the job, any additional equipment used on the job, and other miscellaneous consumables. The Company typically would charge the customer for the services performed and resources provided on an hourly basis at agreed-upon spot market rates or pursuant to pricing agreements.

Historical Segment: Well Support Services

On March 9, 2020, the Company completed the divestiture of its Well Support Services segment. For additional information, see Note *(21) Business Segments.* Through its rig services line, the Company had provided workover and well servicing rigs that were primarily used for routine repair and maintenance of oil and gas wells, re-drilling operations and plug and abandonment operations. These services were provided on an hourly basis at prices that approximate spot market rates. A field ticket was generated and revenue is recognized upon the earliest of the completion of a job or at the end of each day.

Through its fluids management service line, the Company used to provide storage, transportation and disposal services for fluids used in the drilling, completion and workover of oil and gas wells. Rates for these services vary and can be on a per job, per hour, or per load basis, or on the basis of quantities sold or disposed. Revenue is recognized upon the completion of each job or load, or delivered product, based on a completed field ticket.

Through its other special well site service line, the Company used to provide fishing, contract labor and tool rental services for completion and workover of oil and gas wells. Rates for these services vary and can be on a per job, per hour or on the basis of rental days per month. Revenue is recognized based on a field ticket issued upon the completion of each job or on a monthly billing for rental services provided.

Disaggregation of Revenue

Revenue activities during the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31, 2022			
	Completion Services	**WC&I**	**Well Support Services**	**Total**
	(In thousands)			
Geography				
Northeast	$ 441,168	$ 29,464	$ —	$ 470,632
Central	590,444	—	—	590,444
West Texas	1,881,561	118,726	—	2,000,287
West	168,153	5,412	—	173,565
International	9,894	—	—	9,894
	$ 3,091,220	$ 153,602	$ —	$ 3,244,822

	Year Ended December 31, 2021			
	Completion Services	**WC&I**	**Well Support Services**	**Total**
	(In thousands)			
Geography				
Northeast	$ 248,652	$ 21,881	$ —	$ 270,533
Central	263,427	—	—	263,427
West Texas	680,716	72,565	—	753,281
West	95,072	4,107	—	99,179
International	37,021	—	—	37,021
	$ 1,324,888	$ 98,553	$ —	$ 1,423,441

	Year Ended December 31, 2020			
	Completion Services	**WC&I**	**Well Support Services**	**Total**
	(In thousands)			
Geography				
Northeast	$ 270,612	$ 21,290	$ —	$ 291,902
Central	131,833	7,478	—	139,311
West Texas	477,758	58,111	8,373	544,242
West	122,970	11,459	49,556	183,985
International	43,141	—	—	43,141
	$ 1,046,314	$ 98,338	$ 57,929	$ 1,202,581

(f) Long-Lived Assets with Definite Lives

Property and equipment, inclusive of equipment under finance lease, are generally stated at cost.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from 13 months to 40 years. Management determines the estimate of the useful lives and salvage values of property and equipment on expected utilization, technological change and effectiveness of its maintenance programs. Depreciation methods, useful lives and residual values are reviewed annually or as needed based on activities related to specific assets. When components of an item of property and equipment are identifiable and have different useful lives, they are accounted for separately as major components of property and equipment.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized net within operating costs and expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Major classifications of property and equipment and their respective useful lives are as follows:

Land	Indefinite life
Building and leasehold improvements	13 months – 40 years
Machinery and equipment	13 months – 25 years
Office furniture, fixtures and equipment	3 years – 5 years

Leasehold improvements are assigned a useful life equal to the term of the related lease, or its expected period of use. Depreciation methods, useful lives and residual values are reviewed annually.

In the first quarter of 2021, the Company reassessed the estimated useful lives of select machinery and equipment, concluding that due to a decrease in service intensity for select machinery and equipment driven by operational parameters required to maximize natural gas substitution and longer major component lives attributable to equipment health monitoring and predictive maintenance from our proprietary digital NexHub platform and data science efforts, the useful lives of select machinery and equipment should be increased by 1-2 years depending on the specific asset class. In accordance with ASC 250, "Accounting Changes and Error Corrections" the change in the estimated useful lives of the Company's property and equipment was accounted for as a change in accounting estimate, on a prospective basis, effective January 1, 2021. This change resulted in a decrease in depreciation expense and decrease in net income (loss) during the twelve months ended December 31, 2021 of $30.6 million, in the consolidated statement of operations and comprehensive income (loss).

Amortization on definite-lived intangible assets is calculated on the straight-line method over the estimated useful lives of the assets, which range from 2 to 15 years.

Property and equipment and definite-lived intangible assets ("Long-lived Assets") are evaluated annually or upon the occurrence of events or changes in circumstances, referred to as triggering events, that indicate the carrying value of a Long-lived Asset may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount of a Long-lived Asset is not recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets with such cash flows to be realized over the estimated remaining useful life of the primary asset within the asset group. The Company determined the lowest level of identifiable cash flows that are independent of other asset groups to be primarily at the service line level. The Company's asset groups consist of fracturing services, wireline, research and technology, cementing, and coiled tubing, except for an entity level asset group for Long-lived Assets that do not have identifiable independent cash flows. Estimates of undiscounted future net cash flows of assets groups are projected based on estimates of projected revenue growth, unit count, utilization, pricing, gross profit rates, SG&A rates, working capital fluctuations and capital expenditures. Forecasted cash flows take into account known market conditions as of the assessment date, and management's anticipated business outlook. A terminal period is used to reflect an estimate of stable, perpetual growth. If the estimated undiscounted future net cash flows for a given asset group is less than the carrying amount of the asset groups, an impairment loss is determined by comparing the estimated fair value with the carrying value of the related asset groups. The impairment loss is then allocated across the asset group's major classifications.

The Company did not recognize any impairment charges related to the Company's Long-Lived assets for the years ended December 31, 2022, 2021, or 2020.

(g) Major Maintenance Activities

The Company incurs maintenance costs on its major equipment. The determination of whether an expenditure should be capitalized or expensed requires management judgment in the application of how the costs benefit future periods, relative to the Company's capitalization policy. Costs that either establish or materially increase the efficiency, productivity, functionality or life of a fixed asset are capitalized.

(h) Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price of an acquired business over the estimated fair value of the identifiable assets acquired and liabilities assumed by the Company. For the purposes of goodwill impairment assessment, the Company evaluates goodwill for impairment annually, as of October 31, or more often as facts and circumstances warrant. When performing the impairment assessment, the Company evaluates factors, such as unexpected adverse economic conditions, competition and market changes. Goodwill is allocated across the Company's Completions Services and Well Construction and Intervention.

Before employing detailed impairment testing methodologies, the Company may first evaluate the likelihood of impairment by considering qualitative factors relevant to each reporting unit, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value. If the Company first utilizes a qualitative approach and determines that it is more likely than not that goodwill is impaired, detailed testing methodologies are then applied. Otherwise, the Company concludes that no impairment has occurred. The Company may also choose to bypass a qualitative approach and opt instead to employ detailed testing methodologies, regardless of a possible more likely than not outcome. The first step in the goodwill impairment test is to compare the fair value of each reporting unit to which goodwill has been assigned to the carrying amount of net assets, including goodwill, of the respective reporting unit. If the carrying amount of the reporting unit exceeds its fair value, the Company recognizes an impairment expense in an amount equal to the excess, limited to the total amount of goodwill allocated to the reporting unit.

The Company performs the qualitative analysis of the goodwill impairment assessment by reviewing relevant qualitative factors. In the first and third quarter of 2020, the Company determined there were triggering events that would indicate the carrying amount of its goodwill may not be recoverable, and as such, quantitative detail impairment testing was conducted.

As a result, the Company recognized $32.6 million in goodwill impairment expense during 2020, of which $32.2 million related to the Completions Service reporting unit and $0.4 million representing the entire goodwill balance for the Well Construction and Intervention reporting unit. No goodwill impairment expense was recognized during the years ended December 31, 2022 and 2021. See Note (5) *Goodwill*.

(i) Derivative Instruments and Hedging Activities

The Company utilizes interest rate derivatives to manage interest rate risk associated with its floating-rate borrowings. The Company recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income (loss) until the hedged item affects earnings.

The Company only enters into derivative contracts that it intends to designate as hedges for the variability of cash flows to be received or paid related to a recognized asset or liability (i.e. cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

The Company discontinues hedge accounting prospectively, when it determines that the derivative is no longer highly effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the originally forecasted transaction is no longer probable of occurring or if management decides to remove the designation of the cash flow hedge. The net derivative instrument gain or loss related to a discontinued cash flow hedge shall continue to be reported in accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the originally hedged transaction affects earnings, unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period. When it is probable that the originally forecasted transaction will not occur by the end of the originally specified time period, the Company recognizes immediately, in earnings, any gains and losses related to the hedging relationship that were recognized in accumulated other comprehensive income (loss). In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the consolidated balance sheets and recognizes any subsequent changes in the derivative's fair value in earnings.

In addition, we evaluate the terms of our operating agreements and other contracts, if any, to determine whether they contain embedded components that are required to be bifurcated and accounted for separately as derivative financial instruments. For additional detailed information regarding reportable segments, see Note *(10) Derivatives*.

(j) Fair Value Measurement

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The Company's assets and liabilities that are measured at fair value at each reporting date are classified according to a hierarchy that prioritizes inputs and assumptions underlying the valuation techniques. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Quoted prices (unadjusted) in an active market for identical assets or liabilities.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Reclassifications of fair value between Level 1, Level 2 and Level 3 of the fair value hierarchy, if applicable, are made at the end of each quarter.

(k) Stock-based compensation

The Company recognizes compensation expense for restricted stock awards ("RSAs"), restricted stock units to be settled in common stock ("RSUs"), performance-based RSU awards ("PSUs"), non-qualified stock options ("stock options"), and performance unit awards ("PUs") based on the fair value of the awards at the date of grant. The fair value of RSAs and RSUs is determined based on the number of shares or RSUs granted and the closing price of the Company's common stock on the date of grant. The fair value of stock options is determined by applying the Black-Scholes model to the grant-date market value of the underlying common shares of the Company. The fair value of PSUs with market conditions is determined using a Monte Carlo simulation method. The Company has elected to recognize forfeiture credits for these awards as they are incurred, as this method best reflects actual stock-based compensation expense.

Compensation expense from time-based restricted stock awards, RSUs, PSUs, and stock options is amortized on a straight-line basis over the requisite service period, which is generally the vesting period.

The PUs are settled in cash and therefore are recorded as liability-classified awards. The PUs are remeasured at fair value every reporting period and the Company recognizes compensation cost for the changes in fair value pro-rated for the portion of the requisite service period rendered.

Tax deductions on the stock-based compensation awards are not realized until the awards are vested or exercised. The Company recognizes deferred tax assets for stock-based compensation awards that will result in future deductions on its income tax returns, based on the amount of tax deduction for stock-based compensation recognized at the statutory tax rate in the jurisdiction in which the Company will receive a tax deduction. If the tax deduction for a stock-based award is greater than the cumulative GAAP compensation expense for that award upon realization of a tax deduction, an excess tax benefit will be recognized and recorded as a favorable impact on the effective tax rate. If the tax deduction for an award is less than the cumulative GAAP compensation expense for that award upon realization of the tax deduction, a tax shortfall will be recognized and recorded as an unfavorable impact on the effective tax rate. Any excess tax benefits or shortfalls will be recorded as discrete, adjustments in the period in which they occur. The cash flows resulting from any excess tax benefit will be classified as financing cash flows in the consolidated statements of cash flows.

The Company provides its employees with the option to settle income tax obligations arising from the vesting of their restricted or deferred stock-based compensation awards by withholding shares equal to such income tax obligations. Shares acquired from employees in connection with the settlement of the employees' income tax obligations are accounted for as treasury shares that are subsequently retired. Restricted stock awards, RSUs, and PSUs are not considered issued and outstanding for purposes of earnings per share calculations until vested.

For additional information, see Note *(12) Stock-Based Compensation.*

(l) Taxes

A provision for U.S. federal income tax has been provided in the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

As a result of the C&J Merger, the Company had foreign subsidiaries as of December 2020 in Canada, The Netherlands, Luxembourg and Ecuador. With the exception of the Canadian subsidiary, all other subsidiaries are dormant and had no active operations as of December 31, 2022 and 2021.

The Company is responsible for certain state income and franchise taxes in the states in which it operates, which include, but not limited to California, Colorado, Louisiana, Montana, New Mexico, North Dakota, Oklahoma, Pennsylvania, Texas, Utah and West Virginia. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and tax carryforwards, if applicable.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company recognizes interest accrued related to unrecognized tax benefits, if any, in income tax expense.

See Note *(17) Income Taxes* for a detailed discussion of the Company's taxes and activities thereof during the years ended December 31, 2022, 2021 and 2020.

(m) Commitments and Contingencies

The Company accrues for contingent liabilities when such contingencies are probable and reasonably estimable. The Company generally records losses related to these types of contingencies as direct operating expenses or general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Legal costs associated with the Company's loss contingencies are recognized immediately when incurred as general and administrative expenses in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

(n) Leases

In accordance with Accounting Standards Codification 842 "Leases" ("ASC 842"), the Company considers any contract that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration to be a lease. The Company determines whether the contract into which it has entered is a lease at the lease commencement date. Rental arrangements with term lengths of one month or less are expensed as incurred, but not recognized as qualifying leases.

For lessees, leases can be classified as finance leases or operating leases, while for lessors, leases can be classified as sales-type leases, direct financing leases or operating leases. As lessee, all leases, with the exception of short-term leases, are capitalized on the balance sheet by recording a lease liability, which represents the Company's obligation to make lease payments arising from the lease and a right-of-use asset, which represents the Company's right to use the underlying asset being leased.

For leases in which the Company is the lessee, the Company uses a collateralized incremental borrowing rate to calculate the lease liability, as for most leases, the implicit rate in the lease is unknown. The collateralized incremental borrowing rate is based on a yield curve over various term lengths that approximates the borrowing rate the Company would receive if it collateralized its lease arrangements with all of its assets. For leases in which the Company is the lessor, the Company uses the rate implicit in the lease.

For finance leases, the Company amortizes the right-of-use asset on a straight-line basis over the earlier of the useful life of the right-of-use asset or the end of the lease term, and records this amortization in rent expense on the Consolidated Statements of Operations and Comprehensive Income (Loss). However, if the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset, the Company amortizes the right-of-of use asset to the end of the life of the underlying asset. The Company adjusts the lease liability to reflect lease payments made during the period and interest incurred on the lease liability using the effective interest method. The incurred interest expense is recorded in interest expense on the Consolidated Statements of Operations and Comprehensive Income (Loss).

For operating leases, the Company recognizes one single lease cost, comprised of the lease payments and amortization of any associated initial direct costs, within rent expense on the Consolidated Statements of Operations and Comprehensive Income (Loss). Variable lease costs not included in the determination of the lease liability at the commencement of a lease are recognized in the period when the specified target that triggers the variable lease payments becomes probable.

In accordance with ASC 842, the Company has made the following elections for its lease accounting:

- all short-term leases with term lengths of 12 months or less will not be capitalized; the underlying class of assets to which the Company has applied this expedient is primarily its apartment leases;

- for non-revenue contracts containing both lease and non-lease components, both components will be combined and accounted for as one lease component and accounted for under ASC 842; and

- for revenue contracts containing both lease and non-lease components, both components will be combined and accounted for as one component and accounted for under ASC 606.

For additional information, see Note *(16) Leases*.

(o) Research and development costs

Research and development costs are expensed as incurred as general and administrative expenses in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss). Research and development costs incurred directly by the Company were $3.6 million, $5.0 million and $4.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(3) Acquisitions

(a) Asset Acquisition from Continental Intermodal Group LP

On August 3, 2022 the Company entered into and closed a definitive agreement to purchase substantially all assets (and assume certain lease liabilities) of the sand hauling, wellsite storage and last mile logistics businesses of Continental Intermodal Group LP ("CIG") and its subsidiaries (the "CIG Acquisition") from CIG, Continental Intermodal Group – Trucking, LLC ("Trucking") and CIG Logistics LLC (together with Trucking and CIG, "CIG Sellers").

The CIG Acquisition was completed for a purchase price of $31.3 million. At the time of close, the Company paid a total of $32.1 million, which included: (i) approximately $27.9 million in cash paid at closing to the CIG Sellers plus (ii) 500,000 shares of common stock. The $32.1 million transferred to CIG at the time of close included a deposit of $0.8 million for a transition services agreement for costs of services to be provided during the transition period. Accordingly, the purchase price of $31.3 million does not include the deposit of $0.8 million. The Company accounted for this acquisition as an asset acquisition pursuant to ASC 805. The purchase price of the acquisition was allocated amongst the acquired assets as the fair value of the acquired machinery and equipment assets represented substantially all of the fair value of the gross assets acquired. Additionally, the Company established a right of use asset and an operating lease liability of $0.9 million for the assumed lease liability. The Company incurred $0.9 million in transaction and integration costs related to the CIG Acquisition, which are presented in Merger and integration in the Consolidated Statements of Operations and Comprehensive Income (Loss).

(b) Alamo Acquisition

On August 31, 2021 (the "Alamo Acquisition Date"), the Company completed the Alamo Acquisition in accordance with the terms of the Purchase Agreement, dated as of August 4, 2021 (the "Purchase Agreement"), by and among the Company, NexTier Completion Solutions Inc., Alamo Frac Holdings, LLC, Alamo and the Owner Group identified therein. The Company acquired 100% of Alamo.

The Alamo Acquisition was completed for cash consideration of $100.0 million, equity consideration of 26 million shares of the Company's common stock valued at $82.3 million, post-closing services valued at $30 million, an estimated $15.9 million of contingent consideration, $7.4 million of non-contingent consideration, and a net working capital settlement of $0.5 million that was finalized in the fourth quarter of 2021 and was paid to the Company in the first quarter of 2022. The contingent consideration included the Tier II Upgrade Payment, and the Earnout Payments, which were contingent upon the achievement of certain performance targets, as described in the Purchase Agreement. The earnout period ended in the fourth quarter of 2022, the performance targets were achieved, and the Company has agreed with Alamo Frac Holdings, LLC and the Owner Group to cumulative Earnout Payments of $73.8 million, of which $33.4 million has been paid as of December 31, 2022. The Company expects to pay the additional $40.4 million in 2023. The total increase in fair value of the Earnout Payments was $62.0 million and $2.4 million during the years ended December 31, 2022 and 2021, respectively.

The Company accounted for the Alamo Acquisition using the acquisition method of accounting. The aggregate purchase price noted above was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. The measurements of some assets acquired and liabilities assumed, such as intangible assets and the earnout were based on inputs that are not observable in the market and thus represent Level 3 inputs. The fair value of acquired property and equipment were based on both available market date and a cost approach.

The following table summarizes the fair value of the consideration transferred in the Alamo Acquisition and the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at the Alamo Acquisition Date:

Total Purchase Consideration:

	Final Purchase Price Allocation
	(Thousands of Dollars)
Cash consideration[(1)]	$ 100,000
Equity consideration	82,323
Post close services	30,000
Contingent consideration	15,944
Non contingent consideration	7,370
Net working capital adjustment	(482)
Total purchase consideration	$ 235,155
Cash	$ 7,419
Trade and accounts receivable	50,619
Inventories	1,726
Prepaid and other current assets	19,654
Assets held for sale	3,282
Property and equipment	113,889
Intangible assets	27,113

Finance lease right-of-use assets	35,345
Other noncurrent assets	1,676
Total identifiable assets acquired	260,723
Accounts payable	39,101
Accrued expenses	38,000
Current maturities of long-term finance lease liabilities	10,125
Long-term finance lease liabilities	25,220
Non-current liabilities	971
Total liabilities assumed	113,417
Goodwill	87,849
Total purchase consideration	$ 235,155

(1) Includes $32.3 million of payments for indebtedness on behalf of Alamo.

Goodwill is calculated as the excess of the consideration transferred over the fair value of the net assets acquired. All the goodwill recognized for the Alamo Acquisition is recognized in the Completions segment and is tax deductible with an amortization period of 15 years. The goodwill in this acquisition was primarily attributable to Alamo's organized workforce and potential synergies.

Intangible assets related to the Alamo Acquisition consisted of the following:

		(Thousands of Dollars)
	Weighted average remaining amortization period (Years)	**Gross Carrying Amounts**
Trademarks	1.5	$ 2,409
Non-compete agreements	3	1,677
Customer relationships	7.33	23,027
Total		$ 27,113

For the valuation of the customer relationship intangible assets within the Completions Services segment, management used the income based multi-period excess earning method, which utilized contributory asset changes. Under this method, the Company calculated earnings derived from the existing customer relationships and then deducted portions of the earnings that could be attributed to supporting assets that contribute to the generation of said earnings. Estimated cash flows were discounted at the cost of equity based on the assumption that the intangible asset would be financed with 100% equity. For the valuation of the trademarks intangible asset within the Completions Services segment, management used the relief from royalty method to reflect the after tax royalty savings attributable to owning the intangible asset. Management used the return on asset method to determine an implied royalty rate since a royalty rate was not available in the Company's industry. For the valuation of the non-compete agreements intangible asset within the Completions Services segment, management used the incremental cash flow ("with/without") method.

The Company recognized $19.0 million in indemnification assets related to an ongoing sales and use tax audit and other indemnified liabilities under the Alamo Acquisition Purchase Agreement. During the year ended December 31, 2022, the Company obtained additional information that resulted in a reduction of the Company's accrual and offsetting indemnification receivable related to the sales and use tax audit by $2.9 million.

The following transactions were recognized separately from the acquisition of assets and assumptions of liabilities in the Alamo Acquisition. Merger costs consist of legal and professional fees. Integration costs consist of expenses incurred to integrate Alamo's operations with that of the Company, including retention bonuses and severance payments. The expenses for all these transactions were expensed as incurred and are presented in Merger and integration in the Consolidated Statements of Operations and Comprehensive Income (Loss).

	(Thousands of Dollars)	
Transaction Type	**Year Ended December 31, 2022**	**Year Ended December 31, 2021**
Merger	$ 62,009	$ 5,592
Integration	401	3,117
Total merger and integration costs	$ 62,410	$ 8,709

The following combined pro forma information assumes the Alamo Acquisition occurred on January 1, 2020. The pro forma information presented below is for illustrative purposes only and does not reflect future events that occurred after December 31, 2021 or any operating efficiencies or inefficiencies that resulted from the Alamo Acquisition. The information is not necessarily indicative of results that would have been achieved had the company controlled Alamo during the period presented. Pro forma adjustments related to the elimination of historical interest expense for debt paid off as part of the Alamo Acquisition were $2.7 million and $6.9 million for the years ended December 31, 2021 and 2020, respectively.

	(unaudited, amounts in Thousands of Dollars)	
	Year Ended December 31	
	2021	**2020**
Revenue	$ 1,633,866	$ 1,451,342
Net loss	(105,400)	(331,283)
Net loss per share (basic)	(0.44)	(1.38)
Net loss per share (diluted)	(0.44)	(1.38)

The Company's condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2021 includes revenue of $172.1 million and net income of $20.0 million from the Alamo operations.

(4) Intangible Assets

The definite-lived intangible assets balance in the Company's consolidated balance sheets represents the fair value measurement upon initial recognition, net of amortization, as applicable, related to the following:

	(Thousands of Dollars)		
	December 31, 2022		
	Gross Carrying Amounts	**Accumulated Amortization**	**Net Carrying Amount**
Customer contracts	$ 90,627	$ (51,646)	$ 38,981
Non-compete agreements	2,377	(1,294)	1,083
Trademarks	2,409	(2,142)	267
Technology	37,216	(26,961)	10,255
Total	$ 132,629	$ (82,043)	$ 50,586

	(Thousands of Dollars)		
	December 31, 2021		
	Gross Carrying Amounts	**Accumulated Amortization**	**Net Carrying Amount**
Customer contracts	$ 90,627	$ (44,063)	$ 46,564
Non-compete agreements	2,377	(611)	1,766
Trademarks	2,409	(157)	2,252
Technology	32,226	(17,847)	14,379
Total	$ 127,639	$ (62,678)	$ 64,961

Amortization expense related to the intangible assets for the years ended December 31, 2022, 2021 and 2020 was $20.2 million, $16.4 million and $12.6 million, respectively.

Amortization for the Company's definite-lived intangible assets, excluding in-process software, over the next five years, is as follows:

Year-end December 31,	(Thousands of Dollars)
2023	$ (13,549)
2024	(11,000)
2025	(8,879)
2026	(5,633)
2027	(4,656)

(5) Goodwill

Goodwill is allocated across two reporting units: Completion Services and Well Construction and Intervention Services reporting units. At the reporting unit level, the Company tests goodwill for impairment on an annual basis as of October 31 of each year, or when events or changes in circumstances, referred to as triggering events, indicate the carrying value of goodwill may not be recoverable and that a potential impairment exists.

Judgment is used in assessing whether goodwill should be tested for impairment more frequently than annually. Factors such as unexpected adverse economic conditions, competition, market changes, and other external events may require more frequent assessments.

During the first quarter of 2020, a significant decline in the Company's share price, which resulted in the Company's market capitalization dropping below the book value of equity, as well as reductions in commodity prices driven by the potential impact of the COVID-19 pandemic and global supply and demand dynamics were deemed triggering events that led to a test for goodwill impairment. The impairment testing methodologies for the first quarter 2020 are discussed below.

Income approach

The income approach impairment testing methodology is based on a discounted cash flow model, which utilizes present values of cash flows to estimate fair value. For the Completions Services and Well Construction and Intervention reporting units, the future cash flows were projected based on estimates of projected revenue growth, unit count, utilization, pricing, gross profit rates, SG&A rates, working capital fluctuations and capital expenditures. Forecasted cash flows took into account known market conditions as of March 31, 2020, and management's anticipated business outlook. A terminal period was used to reflect an estimate of stable, perpetual growth. The terminal period reflects a terminal growth rate of 2.5%. The future cash flows were discounted using a market-participant risk-adjusted weighted average cost of capital ("WACC") of 19.9% for the Completions reporting unit and 22.4% for the Well Construction and Intervention reporting unit. These assumptions were derived from both observable and unobservable inputs and combined reflect management's judgments and assumptions.

Market approach

The market approach impairment testing methodology is based upon the guideline public company method and the guideline transaction method. The application of the guideline public company method was based upon selected public companies operating within the same industry as the Company. Based on this set of comparable competitor data, operational multiples were derived for the reporting units weighted based on management's assessment of reliability. The forward-looking selected market multiples for the guideline public company method were enterprise value to revenue and enterprise value to EBITDA multiples, with multiples ranging from 0.5x to 0.6x for revenues and from 3.3x to 6.2x for EBITDA. The application of the guideline transaction method was based upon valuation multiples derived from actual control transactions for comparable companies. Based on this, valuation multiples are derived from historical data of selected transactions, then evaluated and adjusted, if necessary, based on the strengths and weaknesses of the subject reporting unit relative to each acquired guideline company. The forward-looking selected market multiples for the guideline transaction method were enterprise value to revenue and enterprise value to book value of invested capital, with multiples ranging from 0.7x to 2.1x for revenues and from 0.6x to 1.3x for book value of invested capital.

The fair value determined under the market approach is sensitive to these market multiples, and a decline in any of the multiples could reduce the estimated fair value of the reporting unit below its carrying value. Earnings estimates were derived from unobservable inputs that require significant estimates, judgments and assumptions as described in the income approach.

Reconciliation of value and goodwill impairment conclusion

The estimated fair value determined under the income approach was consistent with the estimated fair value determined under the market approach. The concluded fair value for both reporting units consisted of a weighted average, with a 40.0% weighted under the income approach and 60.0% weight under the market approach. Market data in support of the implied control premium were used in this reconciliation to corroborate the estimated reporting unit fair values with the Company's overall market-indicated value. The results of the impairment testing for goodwill resulted in the Company recognizing an impairment expense of $32.6 million during the first quarter of 2020, consisting of $32.2 million related to the Completions Services reporting unit and $0.4 million representing the entire balance of goodwill for the Well Construction and Intervention reporting unit.

During the third quarter of 2020, the Company assessed and deemed the sustained reductions in commodity prices and continuing market economic disruptions as a triggering event. As a result of the triggering event, the Company performed a test for goodwill impairment using the same methodologies used in the first quarter of 2020; however, no impairment of goodwill was recorded.

During the Company's annual testing as of October 31, 2022 and 2021, it was determined that there were no events that would indicate the carrying value of goodwill may not be recoverable or that a potential impairment exists.

The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2020 were as follows:

	(Thousands of Dollars)
Goodwill as of December 31, 2020	$ 104,198
Completions Acquisition	733
Alamo Acquisition	87,849
Goodwill as of December 31, 2021	$ 192,780

There were no changes in the carrying amount of goodwill for the year ended December 31, 2022. For additional information, see Note *(3) (Acquisitions)* and Note *(21) (Business Segments)*.

(6) Inventories, net

Inventories, net, consisted of the following at December 31, 2022 and December 31, 2021:

	(Thousands of Dollars)	
	December 31, 2022	December 31, 2021
Sand, including freight	$ 15,901	$ 9,674
Chemicals and consumables	6,854	4,204
Materials and supplies	43,640	24,216
Total inventory, net	$ 66,395	$ 38,094

Inventories are reported net of obsolescence reserves of $3.4 million and $6.3 million as of December 31, 2022 and 2021, respectively. The Company recognized no obsolescence expense during the year ended December 31, 2022. The Company recognized $1.9 million and $2.6 million of obsolescence expense during the years ended December 31, 2021 and 2020, respectively.

(7) Property and Equipment, net

Property and Equipment, net consisted of the following at December 31, 2022 and December 31, 2021:

	(Thousands of Dollars)	
	December 31, 2022	December 31, 2021
Land	$ 13,699	$ 13,317
Building and leasehold improvements	76,202	75,892
Office furniture, fixtures and equipment	12,716	11,846
Machinery and equipment	1,555,877	1,424,317
	1,658,494	1,525,372
Less accumulated depreciation	(1,002,684)	(951,170)
Construction in progress	23,703	46,663
Total property and equipment, net	$ 679,513	$ 620,865

Casualty Loss

During the third quarter of 2022, one of the Company's hydraulic frac fleets operating in the Permian Basin was involved in an accidental fire, which resulted in a loss of fracturing equipment; no parties were injured as a result of this incident. As of December 31, 2022, the Company received a total of $15.4 million in insurance proceeds offsetting the $6.8 million loss recognized related to the damaged equipment and the costs to remove the equipment. The resulting gain of $8.6 million was recognized in other income (expense), net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

On May 9, 2021, one of the Company's hydraulic fleets operating in the Permian Basin was involved in an accidental fire, which resulted in a complete loss of the equipment; no parties were injured as a result of this incident. During the year ended December 31, 2021 the Company recognized a total of $22.9 million in insurance proceeds, partially offset by the $12.5 million loss recognized on the damaged equipment and costs to remove the equipment. The resulting $10.4 million gain was recognized in other income (expense), net in the consolidated Statements of Operations and Comprehensive Income (Loss).

(8) Long-Term Debt

Long-term debt at December 31, 2022 and December 31, 2021 consisted of the following:

	(Thousands of Dollars)	
	December 31, 2022	December 31, 2021
2018 Term Loan Facility	$ 334,250	$ 337,750
2021 Equipment Loans	30,342	41,321
Other long-term debt	273	533
Less: Unamortized debt discount and debt issuance costs	(3,436)	(4,719)
Total debt, net of unamortized debt discount and debt issuance costs	361,429	374,885
Less: Current portion	(14,004)	(13,384)
Long-term debt, net of unamortized debt discount and debt issuance costs	$ 347,425	$ 361,501

Below is a summary of the Company's credit facilities outstanding as of December 31, 2022:

	(Thousands of Dollars)		
	2021 Equipment Loans	2019 ABL Facility	2018 Term Loan Facility
Original facility size	$ 46,500	$ 450,000	$ 350,000
Outstanding balance	$ 30,342	$ —	$ 334,250
Letters of credit issued	$ —	$ 22,550	$ —
Available borrowing base commitment	n/a	$ 415,273	n/a
Interest Rate[1]	5.25 %	LIBOR or base rate plus applicable margin	LIBOR or base rate plus applicable margin
Maturity Date	June 1, 2025	October 31, 2024	May 25, 2025

[1] London Interbank Offer Rate ("LIBOR") is subject to a 1.00% floor

Maturities of the 2018 Term Loan Facility, the 2021 Equipment Loans, and the other long-term debt for the next five years are presented below:

Year-end December 31,	(Thousands of Dollars)
2023	$ 15,429
2024	15,790
2025	333,646
2026	—
2027	—
	$ 364,865

Deferred Charges and Other Costs

Deferred charges include deferred financing costs and debt discounts or debt premiums. Deferred charges related to the 2019 ABL Facility (defined below) are capitalized. Deferred charges related to the 2018 Term Loan Facility (defined below) and the 2021 Equipment Loans (defined below) are netted against the carrying amount of term debt. Deferred charges are amortized to interest expense using the effective interest method. Interest expense related to the deferred financing costs for the years ended December 31, 2022, 2021 and 2020 was $2.2 million, $2.1 million, and $2.2 million, respectively.

Equipment Loans

On August 20, 2021, the Company entered into the Master Loan and Security Agreement the ("Master Agreement") with Caterpillar Financial Services Corporation. The Master Agreement provides for secured equipment financing term loans in an aggregate amount of up to $46.5 million the ("Equipment Loans"). The Equipment Loans may be drawn in multiple tranches, with each loan evidenced by a separate promissory note. On September 3, 2021 entered into a term note for $39.4 million the ("Note") for an equipment financing loan. On December 30, 2021 the Company entered into a term note for $3.4 million for additional equipment financing. The Note will bear interest at a rate of 5.25% per annum and has a maturity date of June 1, 2025. The Company will amortize $0.2 million in debt issuance costs and debt discount over the life of the loan.

ABL Revolving Credit Facility

On October 31, 2019, the Company entered into the Second Amended and Restated Asset-Based Revolving Credit Agreement ("2019 ABL Facility"), modifying the Company's pre-existing asset-based revolving credit facility ("2017 ABL Facility"). Deferred charges associated with the 2019 ABL Facility were capitalized and totaled $1.2 million. In connection with the modification of the 2017 ABL Facility, the Company wrote off $0.5 million of deferred financing costs. The remaining deferred financing costs related to the 2017 ABL Facility will be amortized over the life of the 2019 ABL Facility. Unamortized deferred charges associated with the 2019 and 2017 ABL Facilities were $1.5 million and $2.3 million as of December 31, 2022 and 2021, respectively, and are recorded in other noncurrent assets on the consolidated balance sheets. During the first quarter of 2020, the Company provided notice to the lenders to borrow a total of $175 million under the 2019 ABL Facility. The interest rates for the $150.0 million LIBOR borrowing and $25.0 million Base Rate borrowing were 2.125% and 3.75%, respectively as of the borrowing dates. During the second quarter of 2020, the Company repaid the $150.0 million LIBOR borrowing and the $25.0 million Base Rate borrowing and did not incur any penalties.

Term Loan Facility

On May 25, 2018, the Company entered into a term loan facility (the "2018 Term Loan Facility"), the proceeds of which were used to repay the Company's pre-existing term loan facility (the "2017 Term Loan Facility"). No prepayment penalties were incurred in connection with the Company's early debt extinguishment of its 2017 Term Loan Facility. Deferred charges associated with the 2017 Term Loan Facility that were expensed upon repayment of the 2017 Term Loan Facility totaled $7.6 million. Deferred charges associated with the 2018 Term Loan Facility that were netted against the carrying amount of the term debt totaled $9.0 million. Unamortized deferred charges associated with the 2018 Term Loan Facility were $3.2 million and $4.5 million as of December 31, 2022 and 2021, respectively, and are recorded in long-term debt, net of deferred financing costs and debt discount, less current maturities on the consolidated balance sheets.

(9) Significant Risks and Uncertainties

Subsequent to the sale of the Well Support Services segment in the first quarter of 2020, the Company operates in two reportable segments: Completion Services and Well Construction and Intervention, with significant concentration in the Completion Services segment. During the years ended December 31, 2022, 2021 and 2020, sales to Completion Services customers represented 95%, 93% and 87% of the Company's consolidated revenue, respectively.

The Company depends on its customers' willingness to make operating and capital expenditures to explore for, develop and produce oil and natural gas onshore in the U.S. This activity is driven by many factors, including current and expected crude oil and natural gas prices.

From the end of the fourth quarter of 2019 through mid-August 2020, the U.S. active rig count decreased by 70%, from 805 to 244 rigs before recovering to 351 rigs by the end of 2020. In 2021, the U.S. active rig count recovery continued, increasing 67% from 351 rigs at the end of 2020 to 586 rigs by the end of 2021. During 2022, activity growth continued, with the rig count growing another 33% during the year to close 2022 at 779 active rigs.

Significant customers are those that individually account for 10% or more of the Company's consolidated revenue or total accounts receivable. For the year ended December 31, 2022, one customer individually represented approximately 10% of the Company's consolidated revenue. This customer represented $311.8 million of our consolidated revenue in the Completions Services revenue. For the year ended December 31, 2021, one customer individually represented approximately 14% of the Company's consolidated revenue. This customer represented $193.4 million of our consolidated revenue in the Completions Services segment. For the year ended December 31, 2020, two customers individually represented more than 10% of the Company's consolidated revenue. These two customers represented $188.6 million or 16% and $160.5 million or 13%, respectively, of our consolidated revenue in the Completions Services segment.

For the year ended December 31, 2022, there were no suppliers that individually represented more than 5% of the Company's overall purchases. For the year ended December 31, 2021, one supplier individually represented approximately 5% of the Company's overall purchases, and was primarily incurred within the Completion Services segment.

(10) Derivatives

The Company uses interest-rate-related derivative instruments to manage its variability of cash flows associated with changes in interest rates on its variable-rate debt.

On March 9, 2020, the Company sold its Well Support Services segment to Basic Energy Services, Inc. ("Basic") for $93.7 million of total proceeds, including $59.4 million in cash, before transaction costs, escrowed amounts, and subject to customary working capital adjustments, for a net of $53.3 million received at close, and $34.4 million of par value Senior Secured Notes, with 10.75% coupon rate, ("WSS Notes") previously issued by Basic. On July 29, 2020, the Company agreed to use the escrowed amount in the final settlement of the working capital reconciliation. Under the terms of the agreement, the WSS Notes are accompanied by a make-whole guarantee at par value, which guarantees the payment of $34.4 million to NexTier after the WSS Notes are held to the one-year anniversary of March 9, 2021. The cash equivalent make-whole is issued under a fund guarantee by Ascribe III Investments LLC, a private equity investment firm with approximately $1.0 billion in assets under management. In the event of a Basic restructuring or a credit rating downgrade in conjunction with a change in control prior to the one-year anniversary, the make-whole guarantee accelerates the WSS Notes to par value of $34.4 million. NexTier is entitled to semi-annual interest payments on the WSS Notes based on the 10.75% annual coupon throughout the holding period. The Company identified the make-whole guarantee as an embedded derivative and bifurcated the valuation of the WSS Note and the make-whole guarantee. The Company elected the fair value option for the WSS Notes at the inception of the transaction. The fair value on the date of the transaction for the make-whole derivative and WSS Notes was $12.2 million and $22.2 million, respectively, and resulted in a gain on divestiture of $8.7 million. The fair value of the WSS Notes and the make-whole guarantee are measured at the end of each reporting period. Unrealized gains and losses recognized in relation to the change in fair value of these instruments are recognized in net income (loss) in the Consolidated Statements of Operations and Comprehensive Income (Loss). The fair value of the WSS Notes and make-whole guarantee are recorded in Other Current Assets on the consolidated balance sheets. See Note *(21) Business Segments* for further discussion.

On March 31, 2021, the Company received a $34.4 million cash payment from Ascribe in full settlement of the WSS Notes and the make-whole guarantee. At the time of the cash payment, the WSS Notes and make-whole guarantee had a fair value of $33.6 million, resulting in a realized gain on settlement of $0.8 million. This gain is recorded within other income (expense) on the Consolidated Statements of Operations and Comprehensive Income (Loss).

On May 25, 2018, the Company, and certain subsidiaries of the Company as guarantors, entered into the 2018 Term Loan Facility. The 2018 Term Loan Facility has an initial aggregate principal amount of $350.0 million and proceeds were used to repay the Company's pre-existing 2017 term loan facility. The 2018 Term Loan Facility has a variable interest rate based on the LIBOR, subject to a 1.0% floor. In June 2018, the Company executed a new off-market interest rate swap effective through March 31, 2025 to hedge 50% of its expected LIBOR exposure matching the swap to the 1-month LIBOR, 1% floor, of the 2018 Term Loan Facility, and terminated the pre-existing interest rate swaps. The new interest rate swap was designated in a new cash flow hedge relationship.

The following tables present the fair value of the Company's derivative instruments on a gross and net basis as of the periods shown below:

	Derivatives designated as hedging instruments	Derivatives not designated as hedging instruments	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Balance Sheet[1]	Net Amounts Presented in the Balance Sheet[2]
(Thousands of Dollars)					
As of December 31, 2022:					
Other current asset	$ 3,870	$ —	$ 3,870	$ —	$ 3,870
Other noncurrent asset	2,816	—	2,816	—	2,816
As of December 31, 2021:					
Other current liability	$ (2,787)	$ —	$ (2,787)	$ —	$ (2,787)
Other noncurrent liability	(3,747)	—	(3,747)	—	(3,747)

[1] Agreements are in place that allow for the financial right of offset for derivative assets and derivative liabilities at settlement or in the event of a default under the agreements.

[2] There are no amounts subject to an enforceable master netting arrangement that are not netted in these amounts. There are no amounts of related financial collateral received or pledged.

The following table presents gains and losses for the Company's interest rate derivatives designated as cash flow hedges (in thousands of dollars):

	Year Ended December 31,			
	2022	2021	2020	Location
Amount of gain (loss) recognized in other comprehensive income (loss) on derivative	$ 12,067	$ 1,703	$ (6,422)	OCI
Amount of gain (loss) reclassified from accumulated other comprehensive income (loss) into earnings	(1,356)	(2,741)	(2,334)	Interest Expense

The gain (loss) recognized in other comprehensive income (loss) for the derivative instrument is presented within the hedging activities line item in the consolidated statements of operations and comprehensive income (loss).

There were no gains or losses recognized in earnings as a result of excluding amounts from the assessment of hedge effectiveness. Based on recorded values at December 31, 2022, $3.2 million of net gains will be reclassified from accumulated other comprehensive income (loss) into earnings within the next 12 months.

The Company recognized a loss on the change in fair market value of the WSS Notes and make-whole derivative of $0.9 million for the year ended December 31, 2020 which is recorded within other income (expense) on the Consolidated Statements of Operations and Comprehensive Income (Loss).

See Note *(11) Fair Value Measurements and Financial Information* for further information related to the Company's derivative instruments.

(11) Fair Value Measurements and Financial Information

The Company discloses the required fair values of financial instruments in its assets and liabilities under the hierarchy guidelines, in accordance with GAAP. The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, derivative instruments, and long-term debt. As of December 31, 2022, and 2021, the carrying values of the Company's financial instruments, included in its consolidated balance sheets, approximated or equaled their fair values.

Recurring Fair Value Measurement

As of December 31, 2022, the Company had one financial instrument measured at fair value on a recurring basis which is its interest rate derivative (see Note *(10) Derivatives* above). Additionally, during the year ended December 31, 2022, the Company held an equity security investment composed primarily of common equity shares and warrants in a publicly traded company, in addition to an immaterial balance related to contingent value rights ("CVRs"). As of December 31, 2022, the Company sold all of its common equity shares and warrants and its investment in the CVRs has matured and no longer holds any value. During the year ended December 31, 2022, the Company also measured the fair value of the Earnout Payments originating from the Alamo Acquisition on a recurring basis. The earnout period ended in the fourth quarter of 2022, the performance targets were achieved, and the Company has agreed with Alamo and the Owner Group to cumulative Earnout Payments of $73.8 million.

The financial instruments are presented in the consolidated balance sheets; the interest rate derivative is presented within other current assets and other noncurrent assets, the equity security investment was presented within other current assets, and the Earnout Payments are presented within accrued expenses. As of December 31, 2021, the Company had three financial instruments measured at fair value on a recurring basis, which was its interest rate derivative, the equity security investment, and the Earnout Payments.

The fair market value of the derivative financial instruments reflected on the consolidated balance sheets as of December 31, 2022, and 2021 was determined using industry-standard models that consider various assumptions, including current market and contractual rates for the underlying instruments, time value, implied volatilities, nonperformance risk, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace through the full term of the instrument and can be supported by observable data.

The fair value of the equity security investment was measured at the end of each reporting period. Gains and losses recognized in relation to the change in fair value of the equity security investment were recognized in other income (expense), net in the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company sold all of its investment with a book value of $10.3 million during the year ended December 31, 2022 for $12.4 million, which resulted in a realized gain of $2.1 million. As of December 31, 2022, the remainder of the Company's investment, which consisted of the CVRs, matured and had no carrying value.

The fair value of the Earnout Payments was measured at the end of each reporting period through the end of the earnout period, which occurred in the fourth quarter of 2022. Gains and losses recognized in relation to the change in fair value of the Earnout Payments were recognized in Merger and integration in the Consolidated Statements of Operations and Comprehensive Income (Loss). See Note *(3) Acquisitions* for further discussion.

The following tables present the placement in the fair value hierarchy of assets and liabilities that were measured at fair value on a recurring basis at December 31, 2022, and 2021 (in thousands of dollars):

| | | Fair value measurements at reporting date using | | |
	December 31, 2022	Level 1	Level 2	Level 3
Assets:				
Interest rate derivative	$ 6,686	$ —	$ 6,686	$ —

| | | Fair value measurements at reporting date using | | |
	December 31, 2021	Level 1	Level 2	Level 3
Assets:				
Equity security investment	$ 7,743	$ 7,743	$ —	$ —
Liabilities:				
Earnout Payments	(11,795)	—	—	(11,795)
Interest rate derivatives	$ (6,534)	$ —	$ (6,534)	$ —

Non-Routine Fair Value Measurement

The fair values of indefinite-lived assets and Long-Lived assets are determined with internal cash flow models based on significant unobservable inputs. The Company measures the fair value of its property, plant and equipment using the discounted cash flow method, the fair value of its customer contracts using the multi-period excess earning method and income based "with and without" method, the fair value of its trade names and acquired technology using the "income-based relief-from-royalty" method and the fair value of its non-compete agreement using the "lost income" approach.

Given the unobservable nature of the inputs used in the Company's internal cash flow models, the cash flows models are deemed to use Level 3 inputs.

Credit Risk

The Company's financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents, derivative contracts and trade receivables.

The Company's cash balances on deposit with financial institutions totaled $218.5 million and $110.7 million as of December 31, 2022 and 2021, respectively, which exceeded Federal Deposit Insurance Corporation insured limits. The Company regularly monitors these institutions' financial condition.

The credit risk from the derivative contract derives from the potential failure of the counterparty to perform under the terms of the derivative contracts. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties, whose Standard & Poor's credit rating is higher than BBB. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

The majority of the Company's trade receivables have payment terms of 30 to 60 days or less. Significant customers are those that individually account for 10% or more of the Company's consolidated revenue or total accounts receivable. As of December 31, 2022, trade receivables from two customers individually represented 11% and 10% or $30.9 million and $29.8 million of the Company's total accounts receivable. As of December 31, 2021, trade receivables from one customer individually represented 17% or $42.2 million of the Company's total accounts receivable.

The Company mitigates the associated credit risk by performing credit evaluations and monitoring the payment patterns of its customers. The Company has a process in place to collect all receivables within 30 to 60 days of aging.

During the years ended December 31, 2022 and 2020, the Company had $0.1 million and $2.0 million, respectively, of recoveries from previously written-off receivables, net of bad debt expense. The Company recognized $2.0 million of bad debt expense, net of recoveries during the year ended December 31, 2021.

(12) Stock-Based Compensation

As of December 31, 2022, the Company had five types of stock-based compensation under its Equity Award Plans: (i) RSAs issued to independent directors and certain executives and employees, (ii) RSUs issued to executive officers and key management employees, (iii) non-qualified stock options issued to executive officers, and (iv) PSUs issued to executive officers and key management employees, and (v) and PUs issued to executive officers and key management employees. The Company has approximately 5,341,651 shares of its common stock reserved and available for grant under the NexTier Oilfield Solutions Inc. Equity and Incentive Award Plan ("Equity and Incentive Award Plan").

For details on the Company's accounting policies for determining stock-based compensation expense, see Note *(2) Summary of Significant Accounting Policies: (k) Stock-based compensation.* Non-cash stock compensation expense is generally presented within selling, general and administrative expense in the Consolidated Statements of Operations and Comprehensive Income (Loss). However, for the year ended December 31, 2020, the Company presented $2.7 million within merger and integration. These amounts primarily relate to the accelerated vesting of certain awards that contained pre-existing change in control provisions.

The following table summarizes stock-based compensation expense for the years ended December 31, 2022, 2021 and 2020 (in thousands of dollars):

		Year Ended December 31,				
		2022		**2021**		**2020**
Liability-classified awards						
Cash-settled awards	$	3,522	$	—	$	—
Equity-classified awards						
Restricted stock awards		1,248		1,364		1,589
Restricted stock time-based unit awards		19,914		14,674		19,201
Non-qualified stock options		—		76		894
Restricted stock performance-based stock unit awards		8,433		8,563		4,142
Stock-based compensation cost	$	33,117	$	24,677	$	25,826
Tax Benefit[1]		(4,407)		(4,751)		(5,557)
Stock-based compensation cost, net of tax	$	28,710	$	19,926	$	20,269

[1] The Company is in a valuation allowance position and any tax benefit for stock-based compensation will be offset by the change in valuation allowance.

(a) Cash settled awards

During the first quarter of 2022, the Company issued 1,009,737 PUs to executive officers under its Equity and Incentive Awards Plan. These PUs will be settled in cash at the end of the performance period, December 31, 2024, and are classified as liability awards, which are remeasured at fair value at each reporting period. The fair value of the awards to be settled at the end of the performance period was $10.2 million as of December 31, 2022. The Company recognizes compensation cost for the changes in fair value pro-rated for the portion of the requisite service period rendered. During the year ended December 31, 2022, the Company recognized $3.5 million in compensation costs related to these awards.

(b) Restricted stock awards

For the years ended December 31, 2022, 2021, and 2020 the Company recognized $1.2 million, $1.4 million, and $1.6 million respectively, of non-cash stock compensation expense. As of December 31, 2022, total unamortized compensation cost related to unvested restricted stock awards was $0.5 million, which the Company expects to recognize over the remaining weighted-average period of 0.5 years.

Rollforward of restricted stock awards as of December 31, 2022 is as follows:

	Number of Restricted Stock Awards (In thousands)		Weighted average grant date fair value
Total non-vested at December 31, 2021	210	$	5.67
Shares issued	130		9.49
Shares vested	(123)		5.67
Shares forfeited	—		—
Non-vested balance at December 31, 2022	217	$	7.96

(c) Restricted stock units

For the years ended December 31, 2022, 2021 and 2020, the Company recognized $19.9 million, $14.7 million and $19.2 million, respectively, of non-cash stock compensation expense. As of December 31, 2022, total unamortized compensation cost related to unvested restricted stock units was $19.1 million, which the Company expects to recognize over the remaining weighted-average period of 1.63 years.

Rollforward of restricted stock units as of December 31, 2022 is as follows:

	Number of Restricted Stock Units (In thousands)	Weighted average grant date fair value
Total non-vested at December 31, 2021	7,589 $	4.53
Units issued	3,146	5.68
Units vested	(3,342)	4.83
Units forfeited	(561)	4.25
Non-vested balance at December 31, 2022	6,832 $	4.94

(d) Non-qualified stock options

For the year ended December 31, 2022, the Company did not recognize any non-cash stock compensation expense. For the years ended December 31, 2021 and 2020, the Company recognized $0.1 million and $0.9 million, respectively, of non-cash stock compensation expense. As of December 31, 2022, the Company did not have any unamortized compensation cost related to unvested stock options.

Rollforward of stock options as of December 31, 2022 is as follows:

	Number of Stock Options (In thousands)	Weighted average grant date fair value
Total outstanding at December 31, 2021	1,741 $	4.86
Options granted	—	—
Options exercised	—	—
Actual options forfeited	(73)	6.85
Options expired	—	—
Total outstanding at December 31, 2022	1,668 $	4.53

There were 1.7 million stock options exercisable or vested at December 31, 2022.

Assumptions used in calculating the fair value of the stock options during the year granted are summarized below:

	2019 Options Granted	2018 Options Granted
Valuation assumptions:		
Expected dividend yield	0%	0%
Expected equity volatility	49.6%	46.3%
Expected term (years)	7.3 - 8.1	6
Risk-free interest rate	1.7%	2.7%
Weighted average:		
Exercise price per stock option	$19.09 - $26.41 $	15.31
Market price per share	$ 4.55 $	15.31
Weighted average fair value per stock option	$ 0.74 $	7.28

(e) Performance-based RSU awards

For the years ended December 31, 2022 and 2021, the Company issued under its Equity Award Plans to executive officers 289,708 and 2,024,635 of performance based RSUs, respectively. Using a Monte Carlo simulation method, the fair value of the awards issued for the years ended December 31, 2022 and 2021 was $2.7 million and $16.9 million, respectively. Each vesting is subject to a payout percentage based on the Company's annualized total stockholder return ranking relative to its total stockholder return peer group achieved during the performance period. The number of shares that may be earned at the end of the vesting period ranges from 0% to 200% of the target award amount, if the performance criteria is met. These performance-based RSUs will be settled in the Company's common stock and are classified as equity awards. The compensation expense associated with these performance-based RSUs will be amortized into earnings on a straight-line basis. As of December 31, 2022, total unamortized compensation cost related to unvested performance-based RSUs was $7.9 million, which the Company expects to recognize over the weighted-average period of 1.21 years. For the years ended December 31, 2022, 2021 and 2020, the Company recognized $8.4 million, $8.6 million and $4.1 million, respectively, of compensation expense related to the performance-based RSU awards.

	Number of Performance-based RSU's (In thousands)	Weighted average grant date fair value
Total outstanding at December 31, 2021	2,848	$ 8.56
Performance-based RSU's issued	290	9.18
Performance-based RSU's vested	(453)	8.52
Performance-based RSU's forfeited	(71)	5.89
Total outstanding at December 31, 2022	2,614	$ 8.71

Assumptions used in calculating the fair value of the performance-based RSU's granted are summarized below:

Valuation assumptions:	2022 Performance based RSU's Granted	2021 Performance based RSU's Granted
Expected dividend yield	0%	0%
Expected equity volatility, including peers	57.8% - 131.2%	55.2% - 147.9%
Expected term (years)	3	3
Risk-free interest rate	0.1% - 2.0%	0.2% - 0.3%

(13) Stockholders' Equity

(a) Vesting of Stock Awards

During the year ended December 31, 2022, 3,049,260 shares were issued, net of share settlements for payment of payroll taxes, upon the vesting of stock-based compensation awards. Shares withheld during the period were immediately retired by the Company.

(b) Alamo Acquisition

As described in Note (3) Acquisitions, the Company completed the Alamo Acquisition on August 31, 2021 for total consideration of approximately $235.6 million, consisting of equity consideration in the form of 26,000,000 shares of the Company's common stock issued to Alamo Frac Holdings, LLC and the Owner Group with an estimated value of $82.3 million.

(c) Asset Acquisition from Continental Intermodal Group LP

As described in Note *(3) Acquisitions,* the Company completed the CIG Acquisition purchased on August 3, 2022. The aggregate consideration for the purchase consisted of approximately $32.1 million, which includes: (i) approximately $27.9 million in cash paid at closing to the CIG Sellers, plus (ii) 500,000 shares of the Company's common stock.

(d) Share Repurchase Program

On October 25, 2022, the Company announced the board of directors approved a new share repurchase program for up to $250.0 million through December 31, 2023. The share repurchase program may be executed from time to time in open market transactions, through block trades, in privately negotiated transactions, through derivative transactions, through 10b5-1 plans, or by other means. The amount, timing and terms of any share repurchases will be determined based on prevailing market conditions and other factors, including applicable black-out periods. The share repurchase program does not obligate NexTier to purchase any shares of common stock during any period and the program may be modified or suspended at any time at NexTier's discretion.

During the year ended December 31, 2022, the Company repurchased 11,471,591 shares of its common stock for $112,909,879 at an average price of $9.85. As of December 31, 2022, the Company has settled 11,303,522 of total share repurchases for $111,364,813.

(14) Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) in the equity section of the consolidated balance sheets includes the following:

	(Thousands of Dollars)		
	Foreign currency items	Interest rate contract	AOCI
December 31, 2021	$ 50	$ (8,309)	$ (8,259)
Net income (loss)	—	1,356	1,356
Other comprehensive income (loss)	1,118	12,067	13,185
December 31, 2022	$ 1,168	$ 5,114	$ 6,282

The following table summarizes reclassifications out of accumulated other comprehensive income (loss) into earnings during years ended December 31, 2022, 2021 and 2020 (in thousands of dollars):

	Year Ended December 31,			Affected line item in the consolidated statements of operations and comprehensive income (loss)
	2022	2021	2020	
Interest rate derivatives, hedging	$ (1,356)	$ (2,741)	$ (2,334)	Interest expense

(15) Earnings per Share

Basic income or (loss) per share is based on the weighted average number of common shares outstanding during the period. Restricted stock awards and RSUs are not considered issued and outstanding for purposes of income or (loss) per share calculations until vested.

Diluted income or (loss) per share includes additional common shares that would have been outstanding if potential common shares with a dilutive effect, such as stock awards from the Company's Equity and Incentive Award Plan, had been issued. Anti-dilutive securities represent potentially dilutive securities that are excluded from the computation of diluted income or (loss) per share as their impact would be anti-dilutive.

A reconciliation of the numerators and denominators used for the basic and diluted net income or (loss) per share computations is as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Numerator:			
Net income (loss)	$ 314,969	$ (119,423)	$ (346,883)
Denominator:			
Basic weighted-average common shares outstanding[1]	243,360	224,401	213,795
Dilutive effect of restricted stock awards granted to Board of Directors	136	145	199
Dilutive effect of time-based restricted stock awards	4,604	1,140	39
Dilutive effect of performance-based restricted stock awards	1,246	625	1,041
Diluted weighted-average common shares outstanding [1]	249,346	226,311	215,074

[1] As a result of the net loss incurred by the Company for the years ended December 31, 2021 and 2020, the calculation of diluted net loss per share gives no consideration to the potentially anti-dilutive securities shown in the above reconciliation, and as such is the same as basic net loss per share.

(16) Leases

The Company has operating leases for certain of its corporate offices, field shops, apartments, warehouses, rail cars, frac pumps, trailers, tractors and certain other equipment. The Company also has finance leases for its light duty vehicles and frac pumps. The Company acquired the majority of its finance leases as part of the Alamo Acquisition and inherited Alamo's lease classification as of the time of the acquisition.

The Company's leases have variable payments with annual escalations that are based on the proportion by which the consumer price index ("CPI") for all urban consumers increased over the CPI index for the prior comparative year. The Company's leases have remaining lease terms of less than 1 to 8 years, some of which include extension and termination option. None of these extension and termination options were used to determine the Company's right-of-use assets and lease liabilities, as the Company has not determined it is probable that it will exercise any of these options. None of the Company's leases have residual value guarantees.

The components of the Company's lease costs are as follows:

	(Thousands of Dollars)	
	Year ended December 31, 2022	Year ended December 31, 2021
Operating lease cost	$ 4,072	$ 19,607
Finance lease cost:		
Amortization of right-of-use assets	5,414	1,418
Interest on lease liabilities	1,954	584
Total finance lease cost	7,368	2,002
Short-term and Variable lease cost[1]	7,414	6,537
Total lease cost	$ 18,854	$ 28,146

(1)   Cost from variable amounts excluded from determination of lease liability.

Supplemental cash flows related to leases are as follows:

		(Thousands of Dollars)		
		Year ended December 31, 2022		Year ended December 31, 2021
Cash paid for amounts included in the measurements of lease liabilities				
Operating cash flows from operating leases	$	7,410	$	14,507
Operating cash flows from finance leases		1,954		538
Financing cash flows from finance leases		13,872		4,155

Weighted average remaining lease terms are as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
Operating leases	4.80 years	6.98 years
Finance leases	2.46 years	2.98 years

Weighted average discount rate on the Company's lease liabilities are as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
Operating leases	6.18%	6.83%
Finance leases	4.04%	4.00%

Maturities of the Company's lease liabilities as of December 31, 2022, per ASU 2016-02, were as follows:

		(Thousands of Dollars)		
Year ending December 31,		Operating leases		Finance leases
2023	$	6,811	$	20,770
2024		4,904		10,943
2025		2,811		1,312
2026		2,116		—
2027		1,869		—
Thereafter		3,976		—
Total undiscounted remaining minimum lease payments		22,487		33,025
Less imputed interest		(3,137)		(1,245)
Total discounted remaining minimum lease payments	$	19,350	$	31,780

During the year ended December 31, 2021, the Company entered into two separate agreements with a supplier to sell some diesel-fueled equipment in exchange for credits used to purchase Tier 4 DGB conversion and conversion kits. As part of the agreement, the Company would lease back the equipment for 18 months. The Company determined that the first agreement did not meet the criteria to be classified as a sale-leaseback transaction and was deemed a failed sale-leaseback. This resulted in the recognition of a finance liability of $15.8 million classified in other current liabilities and other non-current liabilities in the consolidated balance sheets. The second agreement met the criteria to be classified as a sale-leaseback transaction and resulted in the recognition of a right-of-use asset and a finance lease liability of $3.0 million and a finance liability of $1.9 million.

As of December 31, 2022, the Company does not have additional operating and finance leases that have not yet commenced, nor did the Company have any lease transactions with any of its related parties.

(17) Income Taxes

The following table summarizes the income (loss) from continuing operations before income taxes in the following jurisdictions:

	(Thousands of Dollars)		
	Year Ended December 31,		
	2022	2021	2020
Domestic	$ 317,213	$ (157,713)	$ (357,250)
Foreign	2,316	39,976	11,837
	$ 319,529	$ (117,737)	$ (345,413)

The components of the Company's income tax provision are as follows:

	(Thousands of Dollars)		
	Year Ended December 31,		
	2022	2021	2020
Current:			
State	$ 4,549	$ (54)	$ (297)
Foreign	—	1,677	1,858
Total current income tax provision	$ 4,549	$ 1,623	$ 1,561
Deferred:			
Federal	$ 10	$ 55	$ (158)
State	1	8	53
Foreign	—	—	14
Total deferred income tax provision	11	63	(91)
	$ 4,560	$ 1,686	$ 1,470

The following table presents the reconciliation of the Company's income taxes calculated at the statutory federal tax rate, currently 21%, to the income tax provision in its Consolidated Statements of Operations and Comprehensive Income (Loss). State income tax expense, net of federal benefit includes the current state income tax, return to accrual adjustments for filed returns and the state deferred tax impact before changes in valuation allowance which are stated separately. The Company's effective tax rate for 2022 of 1.43% differs from the statutory rate, primarily due to state taxes, permanent differences and a change in the valuation allowance. The Company's effective tax rate for 2021 was (1.43)%.

	(Thousands of Dollars)		
	December 31, 2022	December 31, 2021	December 31, 2020
Income tax provision computed at the statutory federal rate	$ 67,101	$ (24,724)	$ (72,537)
Reconciling items:			
State income taxes, net of federal tax benefit	14,599	(1,959)	(12,222)
Deferred tax asset valuation adjustment	(79,934)	25,306	82,557
Permanent differences	2,909	2,796	4,589
Foreign withholding taxes	—	1,683	1,870
Other	(115)	(1,416)	(2,787)
Income tax provision	$ 4,560	$ 1,686	$ 1,470

Deferred income taxes are provided to reflect the future tax consequences or benefits of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using enacted tax rates.

	2022	2021	2020
		(Thousands of Dollars)	
		Year Ended December 31,	
Deferred tax assets:			
Stock-based compensation	$ 6,722	$ 6,247	$ 4,972
Net operating loss and other carry-forwards	278,983	364,882	284,151
Accruals and other	20,059	14,472	15,535
Gross deferred tax assets	305,764	385,601	304,658
Valuation allowance	(235,213)	(318,260)	(294,101)
Total deferred tax assets	$ 70,551	$ 67,341	$ 10,557
Deferred tax liability:			
PP&E and intangibles	$ (68,643)	$ (65,163)	$ (8,317)
Prepaids and other	(1,982)	(2,241)	(2,240)
Total deferred tax liability	(70,625)	(67,404)	(10,557)
Net deferred tax liability	$ (74)	$ (63)	$ —

The Company estimated $112.3 million of federal NOLs can be utilized to offset current year federal taxable income. As of December 31, 2022, NexTier had total U.S. federal tax net operating loss ("NOL") carryforwards of $1.1 billion, of which, $267.9 million, if not utilized, will begin to expire in the year 2036. The remaining federal NOLs can be carried forward indefinitely. The total deferred tax asset for net operating loss and other carryforwards also includes approximately $36.7 million of interest expense carryovers with indefinite life. The Company has total state NOLs of $481.1 million, of which $172.8 million if not utilized, will expire in various years between 2024 and 2039. Additionally, the Company has $14.8 million of NOLs in foreign jurisdictions that, if not utilized, will begin to expire in the year 2036.

As a result of the C&J Merger on October 31, 2019, NexTier had a change in ownership for purposes of Section 382 of the Internal Revenue Code ("IRC"). As a result, the amount of pre-change NOLs and other tax attributes that are available to offset future taxable income are subject to an annual limitation. The annual limitation is based on the value of the Company as of the effective date of the C&J Merger. The Company's Section 382 annual limitation is $8.5 million. In addition, this annual limitation is subject to adjustments from the realization of net unrealized built-in gain ("NUBIG") during a five-year recognition period ending October 31, 2024. $112.3 million of the Company's pre-change NOLs are expected to be utilized in the current year. As of December 31, 2022, it is expected that the $163.5 million of the Company's $286.5 million remaining pre-change NOLs incurred prior to the C&J Merger will be available for use during the applicable carryforward period without becoming permanently lost by the Company due to expiration.

C&J Energy Services, Inc. had pre-change NOLs carry forward prior to the C&J Merger. As a result of the C&J Merger, such NOLs were carried over to the Company. These NOLs are also subject to an annual limitation under IRC Section 382. The Company's annual limitation with respect to the C&J Energy NOLs is $8.6 million and is subject to adjustments from the realization of net unrealized built-in loss ("NUBIL") during a five-year recognition period ending October 31, 2024. Due to this IRC Section 382 annual limitation, some of the NOLs carried over to the Company from C&J Energy Services, Inc. are expected to become permanently lost by the Company due to the expiration and will not be available for use by the Company during the applicable carryforward period. The Company has not reflected the NOLs expected to expire as a result of this limitation in its summary of deferred tax assets or in the NOLs disclosed within this paragraph. The pre-change NOLs carried over from C&J Energy Services, Inc. including built-in loss through December 31, 2022, total $443.3 million of which $104.4 million are subject to expiration, but are not expected to expire as a result of the IRC Section 382 limitation.

ASC 740, "Income Taxes," requires the Company to reduce its deferred tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. As a result of the Company's evaluation of both the positive and negative evidence, the Company determined it does not believe it is more likely than not that its deferred tax assets will be utilized in the foreseeable future and has recorded a valuation allowance. The valuation allowance as of December 31, 2022 fully offsets the net deferred tax assets, excluding deferred tax liabilities related to certain indefinite-lived assets. The Company intends to continue maintaining a valuation allowance on our deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowance. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded. The valuation allowances as of December 31, 2022, 2021, and 2020 were $235.2 million, $318.3 million and $294.1 million, respectively.

Changes in the valuation allowance for deferred tax assets were as follows:

	(Thousands of Dollars)
Valuation allowance as of the beginning of January 1, 2022	$ 318,260
Charge as (benefit) expense to income tax provision for current activities	(79,934)
Changes to other comprehensive income (loss)	(3,113)
Valuation allowance as of December 31, 2022	$ 235,213

The Company may be subject to the Global Intangible Low-Taxed Income ("GILTI") as a result of its foreign operations. The Company accounts for any U.S. taxable income inclusion under GILTI as a permanent book/tax difference.

There were no unrecognized tax benefits nor any accrued interest or penalties associated with unrecognized tax benefits during the years ended December 31, 2022, 2021 and 2020. The Company believes it has appropriate support for the income tax positions taken and to be taken on the Company's tax returns, and its accruals for tax liabilities are adequate for all open years based on our assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. The Company classifies interest and penalties within the provision for income taxes. The Company's tax returns are open to audit under the statute of limitations for the years ended December 31, 2019 through December 31, 2021 for federal tax purposes and for the years ended December 31, 2018 through December 31, 2021 for state tax purposes.

(18) Commitments and Contingencies

As of December 31, 2022, and 2021, the Company had $4.9 million and $1.0 million of deposits on equipment, respectively. Outstanding purchase commitments on equipment were $225.5 million and $54.1 million, as of December 31, 2022, and 2021, respectively.

As of December 31, 2022, the Company has a letter of credit of $22.6 million under the 2019 ABL Facility.

In the normal course of operations, the Company enters into certain long-term raw material supply agreements for the supply of proppant to be used in hydraulic fracturing. As part of some of these agreements, the Company is subject to minimum tonnage purchase requirements and may pay penalties in the event of any shortfall. The Company purchased $208.4 million, $47.8 million and $77.6 million amounts of proppant under its take-or-pay agreements during the years ended December 31, 2022, 2021 and 2020.

Aggregate minimum commitments under long-term raw material supply agreements with payment penalties for minimum tonnage purchases for the next five years as of December 31, 2022 are listed below:

		(Thousands of Dollars)
Year-end December 31,		
2023	$	45,876
2024		16,244
2025		3,960
2026		—
2027		—
	$	66,080

Litigation

From time to time, the Company is subject to legal and administrative proceedings, settlements, investigations, claims and actions, as is typical of the industry. These claims include, but are not limited to, contract claims, environmental claims, employment related claims, claims alleging injury or claims related to operational issues and motor vehicle accidents. The Company's assessment of the likely outcome of litigation matters is based on its judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial information and other evidence and facts specific to the matter. The Company may increase or decrease its legal accruals in the future, on a matter-by-matter basis, to account for developments in such matters. Notwithstanding the uncertainty as to the final outcome and based upon the information currently available to it, the Company does not currently believe these matters in aggregate will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Environmental

The Company is subject to various federal, state and local environmental laws and regulations that establish standards and requirements for protection of the environment. The Company cannot predict the future impact of such standards and requirements, which are subject to change and can have retroactive effectiveness. The Company continues to monitor the status of these laws and regulations. Currently, the Company has not been fined, cited or notified of any environmental violations that would have a material adverse effect upon its financial position, liquidity or capital resources. However, management does recognize that by the very nature of the Company's business, material costs could be incurred in the near term to maintain compliance. The amount of such future expenditures is not determinable due to several factors, including the unknown magnitude of possible regulation or liabilities, the unknown timing and extent of the corrective actions which may be required, the determination of the Company's liability in proportion to other responsible parties and the extent to which such expenditures are recoverable from insurance or indemnification.

Regulatory Audits

The Company is subject to routine audits by taxing authorities. As of December 31, 2020, the Company had recorded estimates of potential assessments for each audit totaling in the aggregate approximately $33.0 million. For one audit, in particular, the Company disagreed with many aspects of the state's assessment and began to contest the state's position through administrative procedures. The Company received a final settlement offer from Texas Attorney General Office on September 8, 2021 for $3.7 million, which resulted in a reduction to the accrual of $24.9 million during the year ended December 31, 2021. This aggregate reduction was recorded in selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss) of 2021.

As of December 31, 2022 and 2021, the Company had recorded estimates of potential assessments, the majority of which is related to an estimate of $14.8 million and $17.7 million, respectively, of potential assessment and exposures for all taxing jurisdictions related to the Alamo Acquisition. As of December 31, 2022 and 2021, the Company also has an offsetting indemnification receivable of $14.8 million and $17.7 million, respectively, from the Owner Group, recorded pursuant to the Purchase Agreement, in prepaids and other current assets in the Consolidated Balance Sheet. Both the estimated liability and indemnification receivable were recorded in the purchase price allocation at the time of the Alamo Acquisition in 2021. During the year ended December 31, 2022, the Company obtained additional information that resulted in a reduction of the Company's accrual and offsetting indemnification receivable related to this audit by $2.9 million.

(19) Related Party Transactions

Cerberus Operations and Advisory Company, Cerberus Capital Management, L.P. and Cerberus Technology Solutions LLC, affiliates of the Company's principal equity holder, provide certain consulting services to the Company. The Company paid $0.5 million, $0.6 million and $2.2 million during the years ended December 31, 2022, 2021 and 2020, respectively.

In connection with the Company's research and development initiatives, the Company engaged in transactions with its equity-method investee. As of December 31, 2020, the Company had purchased $1.7 million of shares in its equity-method investee. In the first quarter of 2020, the Company had enough evidence to believe that it would not be able to recover its $1.7 million investment in its equity-method investee and completely impaired it. The impairment is recorded in impairment expense in the Consolidated Statement of Operations and Comprehensive Income (Loss). For additional information, see Note *(2) Summary of Significant Accounting Policies*.

As part of the Purchase Agreement, the Company agreed to provide certain post-closing services to Alamo Frac Holdings, LLC valued at $30.0 million in the aggregate. During the year ended December 31, 2022, the Company provided services to Alamo Frac Holdings, LLC of $4.4 million as part of the Purchase Agreement. The Company has a remaining customer contract liability related to these services of $19.4 million as of December 31, 2022.

(20) Retirement Benefits and Nonretirement Postemployment Benefits

Defined Contribution Plan

The Company has sponsored two different 401(k) defined contribution retirement plans covering eligible employees at various times due to acquisition. These plans are the NexTier Oilfield Solutions 401(k) Plan and the Alamo Employee 401(k) Plan. As of June 1, 2022, the plans were consolidated into one plan. The Company made matching contributions of up to 3.5% of eligible compensation in the NexTier Oilfield Solutions 401(k) Plan in 2020 but suspended the Company matching contribution as of May 1, 2020. As of January 1, 2022, the Company reinstated the Company matching contribution in the NexTier Oilfield Solutions 401(k) Plan and increased the Company matching contributions to 4% of eligible compensation.

Eligible employees can make annual contributions to the plan for which they are eligible up to the maximum amount allowed by current federal regulations, as noted in the plan documents. Contributions made by the Company related to the years ended December 31, 2022, 2020, were $18.6 million, and $4.5 million, respectively. The company did not make any contributions during the year ended December 31, 2021.

Severance

The Company provides severance benefits to certain of its employees in connection with the termination of their employment. Severance benefits offered by the Company were $2.0 million, $2.1 million and $27.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(21) Business Segments

In accordance with ASC No. 280, Segment Reporting ("ASC 280"), the Company routinely evaluates whether its separate segments have changed. This determination is made based on the following factors: (1) the Company's chief operating decision maker ("CODM") is currently managing each operating segment as a separate business and evaluating the performance of each segment and making resource allocation decisions distinctly and expects to do so for the foreseeable future, and (2) discrete financial information for each operating segment is available.

The following is a description of each reportable segment:

Completion Services

The Company's Completion Services segment consists of the following businesses and service lines: (1) hydraulic fracturing services; (2) wireline and pumping services; and (3) completion support services, which includes our Power Solutions natural gas fueling business, our proppant last mile logistics and storage business, and our R&T department.

Well Construction and Intervention Services

Following the sale of the Company's coiled tubing assets, the Company's WC&I Services segment consists of the cementing services service line.

On August 1, 2022, the Company sold its coiled tubing assets to Gladiator Energy LLC for a cash purchase price of $21.6 million, which resulted in a gain on sale of assets of $11.6 million. The divestiture of non-core assets is consistent with the Company's strategy to repurpose capital towards the highest return projects that fit the Company's strategy around wellsite integration, while also strengthening liquidity.

Historical Segment: Well Support Services

The Company's Well Support Services segment consisted of the following businesses and service lines: (1) rig services; (2) fluids management services; and (3) other specialty well site services. On March 9, 2020, the Company completed the divestiture of its Well Support Services segment for $93.7 million of total proceeds, including $59.4 million in cash, before transaction costs, escrowed amounts, and subject to customary working capital adjustments, for a net of $53.3 million received at close, and $34.4 million of par value Senior Secured Notes, with 10.75% coupon rate, ("WSS Notes") previously issued by Basic. This resulted in a gain on divestiture of $8.7 million. The gain is recorded within (Gain) Loss on Disposal of Assets on the Consolidated Statements of Operations and Comprehensive Income (Loss). Income per share for the three months ended March 31, 2020 attributable to the divested Well Support Services segment was less than $0.01. On July 29, 2020, the Company received the escrowed cash amount in final settlement for working capital reconciliation.

The following tables present financial information with respect to the Company's segments. Corporate and Other represents costs not directly associated with a segment, such as interest expense, income taxes and corporate overhead. Corporate assets include cash, deferred financing costs, derivatives and entity-level machinery equipment.

		Year Ended December 31,				
		2022		**2021**		**2020**
Operations by reportable segment						
Adjusted gross profit (loss):						
Completion Services[1]	$	724,268	$	165,867	$	168,276
WC&I[1]		30,459		10,016		9,731
Well Support Services[1]		—		—		12,338
Total adjusted gross profit	$	754,727	$	175,883	$	190,345

[1] Adjusted gross profit at the segment level is not considered to be a non-GAAP financial measure as it is the Company's segment measure of profitability and is required to be disclosed under GAAP pursuant to ASC 280. Adjusted gross profit is defined as revenue less cost of services, further adjusted to eliminate items in cost of services that management does not consider in assessing ongoing performance.

		Year ended December 31, 2022				
		Completion Services		**WC&I**		**Total**
Revenue	$	3,091,220	$	153,602	$	3,244,822
Cost of Services		2,366,952		123,143		2,490,095
Gross profit excluding depreciation and amortization		724,268		30,459		754,727
Management adjustments associated with cost of services[1]		—		—		—
Adjusted gross profit[2]	$	724,268	$	30,459	$	754,727

[1] Adjustments relate to market-driven severance, leased facility closures, and restructuring costs incurred as a result of significant declines in crude oil prices resulting from demand destruction from the COVID-19 pandemic and global oversupply of crude oil.

[2] Adjusted gross profit at the segment level is not considered to be a non-GAAP financial measure as it is the Company's segment measure of profitability and is required to be disclosed under GAAP pursuant to ASC 280.

		Year ended December 31, 2021				
		Completion Services		**WC&I**		**Total**
Revenue	$	1,324,888	$	98,553	$	1,423,441
Cost of Services		1,165,881		89,440		1,255,321
Gross profit excluding depreciation and amortization		159,007		9,113		168,120
Management adjustments associated with cost of services[1]		6,860		903		7,763
Adjusted gross profit[2]	$	165,867	$	10,016	$	175,883

[1] Adjustments relate to market-driven severance and restructuring costs incurred as a result of significant declines in crude oil prices resulting from demand destruction from the COVID-19 pandemic and global oversupply.

[2] Adjusted gross profit at the segment level is not considered to be a non-GAAP financial measure as it is the Company's segment measure of profitability and is required to be disclosed under GAAP pursuant to ASC 280.

| | **Year ended December 31, 2020** | | | |
	Completion Services	**WC&I**	**Well Support Services**	**Total**
Revenue	$ 1,046,314	$ 98,338	$ 57,929	$ 1,202,581
Cost of Services	893,785	93,198	45,591	1,032,574
Gross profit excluding depreciation and amortization	152,529	5,140	12,338	170,007
Management adjustments associated with cost of services[1]	15,747	4,591	—	20,338
Adjusted gross profit[2]	$ 168,276	$ 9,731	$ 12,338	$ 190,345

[1] Adjustments relate to market-driven severance and restructuring costs incurred as a result of significant declines in crude oil prices resulting from demand destruction from the COVID-19 pandemic and global oversupply.

[2] Adjusted gross profit at the segment level is not considered to be a non-GAAP financial measure as it is the Company's segment measure of profitability and is required to be disclosed under GAAP pursuant to ASC 280.

| | | (Thousands of Dollars) | |
		December 31, 2022	**December 31, 2021**
Total assets by segment:			
Completion Services		$ 1,404,557	$ 1,201,265
WC&I		38,150	60,195
Corporate and Other		284,461	196,121
Total assets		$ 1,727,168	$ 1,457,581
Goodwill by segment:			
Completion Services		$ 192,780	$ 192,780
WC&I		—	—
Corporate and Other		—	—
Total goodwill		$ 192,780	$ 192,780

(22) New Accounting Pronouncements

(a) Recently Adopted Accounting Standards

In July 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-05 "Leases (Topic 842) Lessors—Certain Leases with Variable Lease Payments" ("ASU 2021-05"). ASU 2021-05 allows a lessor to classify and account for a lease with variable lease payments that doesn't depend on an index or rate as an operating lease if both: a) The lease would've been classified as a sales-type lease or a direct-financing lease in accordance with the lease classification guidance in Topic 842; and b) The lessor would've otherwise recognized a day-one loss. This standard was effective for fiscal years beginning after December 15, 2021. The Company adopted this standard on January 1, 2022, and there was no material impact on the financial statements.

In August 2020, the FASB issued ASU 2020-06 "Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)" ("ASU 2020-06"). ASU 2020-06 simplifies the guidance on the issuer's accounting for convertible debt instruments and convertible preferred stock. The Company adopted this standard on January 1, 2022, and there was no material impact on the financial statements.

(b) Recently Issued Accounting Standards

In December 2022, the Financial Accounting Standards Board ("FASB") issued ASU 2022-06 "Reference Rate Reform (Topic 848) - Deferral of the Sunset Date of Topic 848. ASU 2022-06 provides optional expedients that permit an entity to not apply otherwise applicable US GAAP to contracts or transactions that are modified or otherwise affected due to reference rate reform. ASU defers the sunset date of ASC 848 from December 31,2022, which was previously addressed in ASU 2020-04 and ASU 2021-01, to December 31, 2024. Entities that apply ASC 848 can continue to do so until December 31,2024. The Company is currently working to transition from LIBOR to an alternate reference rate in 2023.

In October 2021, the FASB issued ASU 2021-08 "Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". ASU 2021-08 requires acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. This standard is effective beginning on December 15, 2022. The Company does not expect ASU 2021-08 to have any impact on its consolidated financial statements.

Item 9. Changes in and Disagreements With Accountant on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to our financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation to assess the effectiveness of our internal control over financial reporting as of December 31, 2022, based upon criteria set forth in the "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that as of December 31, 2022, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

       Incorporated herein by reference from the Company's definitive proxy statement for its 2023 Annual Meeting of Stockholders, which will be filed no later than 120 days after December 31, 2022.

Item 11. Executive Compensation

        Incorporated herein by reference from the Company's definitive proxy statement for its 2023 Annual Meeting of Stockholders, which will be filed no later than 120 days after December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated herein by reference from the Company's definitive proxy statement for its 2023 Annual Meeting of Stockholders, which will be filed no later than 120 days after December 31, 2022.

Item 13. Certain Relationships and Related-Party Transactions and Director Independence

Incorporated herein by reference from the Company's definitive proxy statement for its 2023 Annual Meeting of Stockholders, which will be filed than no later 120 days after December 31, 2022.

Item 14. Principal Accountant Fees and Services

      Incorporated herein by reference from the Company's definitive proxy statement for its 2023 Annual Meeting of Stockholders, which will be filed no later than 120 days after December 31, 2022.

PART IV

Item 15. Exhibits and Financial Schedules

The following documents are filed as part of this report:

Financial Statements

NexTier Oilfield Solutions Inc.

Financial Statement Schedules:

The schedules listed in Rule 5-04 of Regulation S-X (17 CFR 210.5-04) have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Exhibits

The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of June 16, 2019, by and among C&J Energy Services, Inc., Keane Group, Inc. and King Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on June 17, 2019).
2.2	Purchase Agreement, dated August 4, 2021, by and among NexTier Completion Solutions Inc., NexTier Oilfield Solution Inc., Alamo Frac Holdings, LLC, Alamo Pressure Pumping, LLC and the Owner Group identified therein (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on August 4, 2021).
3.1	Certificate of Incorporation of Keane Group, Inc. dated October 13, 2016 (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 filed on December 14, 2016).
3.2	Certificate of Amendment to Certificate of Incorporation of Keane Group, Inc. dated October 31, 2019 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 31, 2019).
3.3*	Bylaws, dated October 27, 2020.
4.1	Second Amended and Restated Stockholders' Agreement, dated October 31, 2019, by and among Keane Group, Inc. and Keane Investor Holdings LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 31, 2019).
4.2	Description of Registrant's Securities (incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K filed on March 12, 2020).
10.1	Second Amended and Restated Asset-Based Revolving Credit Agreement, dated October 31, 2019, by and among NexTier Oilfield Solutions Inc. (f/k/a Keane Group, Inc.), Keane Group Holdings, LLC, as the Lead Borrower, certain other subsidiaries of NexTier Oilfield Solutions Inc. as additional borrowers, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative and collateral agent (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on October 31, 2019).
10.2	Term Loan Agreement, dated May 25, 2018, by and among Keane Group Inc., as the Parent, Keane Group Holdings, LLC, as the Lead Borrower, the Subsidiary Guarantors party thereto, Barclays Bank PLC, as Administrative Agent and Collateral Agent, and the Lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 29, 2018).
10.3	Master Loan and Security Agreement, dated August 20, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 7, 2021).
10.4†	Keane Management Holdings LLC Management Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 filed on December 14, 2016).
10.5†	NexTier Oilfield Solutions Inc. (Former C&J Energy) Management Incentive Plan, dated effective October 31, 2019 (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 filed on November 1, 2019).
10.6†	Amendment No. 1 to NexTier Oilfield Solutions Inc. (Former C&J Energy) Management Incentive Plan (incorporated by reference to Exhibit 10.50 to the Registrant's Annual Report on Form 10-K filed on February 24, 2021).
10.7†	NexTier Oilfield Solutions Inc. Equity and Incentive Award Plan (Amended and Restated 2021) (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 5, 2021).
10.8†	Form of Keane Group, Inc. Executive Incentive Bonus Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 filed on December 14, 2016).

10.9†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 of the Registrant's Registration Statement on Form S-1 filed on December 14, 2016).
10.10†	Form of Director Services Agreement (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 filed on December 14, 2016).
10.11†	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2017).
10.12†	Keane Group, Inc. Form of Restricted Stock Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2018).
10.13†	Keane Group, Inc. Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2018).
10.14†	Form of Amendment to Keane Group, Inc. Restricted Unit Award Agreements with each of James Stewart, Greg Powell, Paul Debonis and Kevin McDonald (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2018).
10.15†	Form of Amendment to Keane Group, Inc. Non-Qualified Stock Option Award Agreements with each of James Stewart, Greg Powell, Paul DeBonis and Kevin McDonald (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2018).
10.16†	C&J Energy Services, Inc. 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.1 to C&J Energy Services Inc.'s Current Report on Form 8-K filed on January 13, 2017).
10.17†	First Amendment to the C&J Energy Services, Inc. 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.1 to C&J Energy Services Inc.'s Current Report on Form 8-K filed on February 6, 2017).
10.18†	Second Amendment to the C&J Energy Services, Inc. 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K filed on March 12, 2020)
10.19†	Performance Share Agreement under the 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.10 to C&J Energy Services Inc.'s Annual Report on Form 10-K filed on February 27, 2019).
10.20†	Performance Share Agreement (C&J Employment Agreement - Tier I) under the 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.11 to C&J Energy Services Inc.'s Annual Report on Form 10-K filed on February 27, 2019).
10.21†	Performance Share Agreement (C&J Employment Agreement - Tier II) under the 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.12 to C&J Energy Services Inc.'s Annual Report on Form 10-K filed on February 27, 2019).
10.22†	Restricted Share Unit Agreement (C&J Employment Agreement - Tier I) under the 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.13 to C&J Energy Services Inc.'s Annual Report on Form 10-K filed on February 27, 2019).
10.23†	Restricted Share Unit Agreement (C&J Employment Agreement - Tier II) under the 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.14 to C&J Energy Services Inc.'s Annual Report on Form 10-K filed on February 27, 2019).
10.24†	Cash Retention Award Agreement (C&J Employment Agreement - Tier I) under the 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.15 to C&J Energy Services Inc.'s Annual Report on Form 10-K filed on February 27, 2019).
10.25†	Cash Retention Award Agreement (C&J Employment Agreement - Tier II) under 2017 Management Incentive Plan (incorporated by reference to Exhibit 10.16 to C&J Energy Services Inc's Annual Report on Form 10-K filed on February 27, 2019).
10.26†	Form of PSU Award Agreement 2020 (Executive) (incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K filed on March 12, 2020).
10.27†	Form of RSU Agreement 2020 (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K filed on March 12, 2020).
10.28†	Form of RSU Award Agreement 2021 (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K filed on February 24, 2021).

10.29†	Form of PSU Award Agreement 2021 (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K filed on February 24, 2021).
10.30†	Form of Stock Payment Award Agreement (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K filed on February 23, 2022).
10.31†	Form of RSU Award Agreement 2022 (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K filed on February 23, 2022).
10.32†	Form of PSU Award Agreement 2022 (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K filed on February 23, 2022).
10.33†	Form of Performance Award Agreement 2022 (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K filed on February 23, 2022).
10.34†*	NexTier Oilfield Solutions Inc. Form of Restricted Stock Unit Award Agreement.
10.35†*	NexTier Oilfield Solutions Inc. Form of Restricted Stock Unit Performance Award Agreement.
10.36†*	Continuing Award Program for Qualified Retirees, Amended and Restated February 9, 2023.
10.37†	Leadership Severance Program (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K filed on February 23, 2022).
10.38†	Amended and Restated Employment Agreement, dated July 12, 2019, by and between Keane Group, Inc. and Robert Drummond (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form S-4 filed on July 16, 2019).
10.39†	Amended Form of Restricted Unit Award Agreement for R. Drummond (incorporated by reference to Exhibit 10.1 Registrant's Quarterly Report on Form 10-Q filed on May 5, 2021).
10.40†	Amended and Restated Employment Agreement, dated July 12, 2019, by and between Keane Group, Inc. and Kevin M. McDonald (incorporated by reference to Exhibit 10.4 of the Registrant's Registration Statement on Form S-4 filed on July 16, 2019).
10.41†	Amended and Restated Employment Agreement, dated as of November 1, 2019, by and between NexTier Oilfield Solutions Inc. and Ian J. Henkes (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K filed on March 12, 2020).
10.42†	Second Amended and Restated Employment Agreement, dated January 13, 2021, by and between NexTier Oilfield Solutions Inc. and Kenny Pucheu (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on January 15, 2021).
10.43†	Form of Third Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group Inc. and James C. Stewart (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 filed on December 14, 2016).
10.44†	Separation Agreement for James Stewart (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K filed on March 12, 2020).
10.45†	Employment Agreement, dated February 20, 2017, by and between KGH Intermediate Holdco II, LLC and Phung Ngo-Burns (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 4, 2017).
10.46†	Amendment to Employment Agreement of Phung Ngo-Burns, dated March 20, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 24, 2020).
10.47†	Employment Agreement, dated August 4, 2021, by and between Alamo Pressure Pumping, LLC and Michael Joseph McKie (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2021).
10.48†	Form of Earnout Agreement by and between NexTier Completion Solutions Inc. and Alamo Frac Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 4, 2021).
10.49	Form of Registration Rights Agreement by and between NexTier Oilfield Solutions Inc. and Alamo Frac Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 4, 2021).
10.50	Registration Rights Agreement, dated August 3, 2022, by and between NexTier Oilfield Solutions Inc. and Continental Intermodal Group LP (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 3, 2022).

21.1*	Schedule of Subsidiaries of NexTier Oilfield Solutions Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certifications of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Indicates a management contract or compensatory plan or arrangement.

* Filed herewith.

** The certification attached as Exhibit 32.1 furnished herewith is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the registrant under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing except to the extent the registrant specifically incorporates it by reference.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on February 16, 2023.

NexTier Oilfield Solutions Inc.
(Registrant)

By: /s/ Robert W. Drummond
Robert W. Drummond
President, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert W. Drummond Robert W. Drummond	President, Chief Executive Officer and Director (Principal Executive Officer)	February 16, 2023
/s/ Kenneth Pucheu Kenneth Pucheu	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 16, 2023
/s/ Oladipo Iluyomade Oladipo Iluyomade	Vice President, Chief Accounting Officer and Treasurer (Principal Accounting Officer)	February 16, 2023
/s/ James C. Stewart James C. Stewart	Director	February 16, 2023
/s/ Stuart M. Brightman Stuart M. Brightman	Director	February 16, 2023
/s/ Gary M. Halverson Gary M. Halverson	Director	February 16, 2023
/s/ Patrick Murray Patrick Murray	Director	February 16, 2023

/s/ Amy H. Nelson	Director	February 16, 2023
Amy H. Nelson		
/s/ Melvin G. Riggs	Director	February 16, 2023
Melvin G. Riggs		
/s/ Bernardo J. Rodriguez	Director	February 16, 2023
Bernardo J. Rodriguez		
/s/ Michael Roemer	Director	February 16, 2023
Michael Roemer		
/s/ Scott R. Wille	Director	February 16, 2023
Scott Wille		
/s/ Leslie A. Beyer	Director	February 16, 2023
Leslie A. Beyer		



3990 Rogerdale Rd., Houston, Texas 77042

NexTierOFS.com